Exhibit 99.1

KB Financial Group Inc. and Subsidiaries

Interim Consolidated Financial Statements

June 30, 2015 and 2014

KB Financial Group Inc. and Subsidiaries

Index

June 30, 2015 and 2014

Report on Review of Interim Financial Statements

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and Board of Directors of

KB Financial Group Inc.

Reviewed Financial Statements

We have reviewed the accompanying interim consolidated financial statements of KB Financial Group Inc. and its subsidiaries (the “Group”). These financial statements consist of consolidated statement of financial position of the Group as of June 30, 2015, and the related consolidated statements of comprehensive income for the three-month and six-month periods ended June 30, 2015 and 2014, and consolidated statements of changes in equity and cash flows for the six-month periods ended June 30, 2015 and 2014, and a summary of significant accounting policies and other explanatory notes, expressed in Korean won.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these interim consolidated financial statements in accordance with the International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”) 1034, Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to issue a report on these interim consolidated financial statements based on our reviews. We conducted our reviews in accordance with the quarterly and semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe the accompanying interim consolidated financial statements do not present fairly, in all material respects, in accordance with the Korean IFRS 1034.

Other Matters

We have audited the consolidated statement of financial position of the Group as of December 31, 2014, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, in accordance with auditing standards generally accepted in the Republic of Korea. We expressed an unqualified opinion on those financial statements in our audit report dated March 12, 2015. These financial statements are not included in this review report. The statement of financial position as of December 31, 2014, presented herein for comparative purposes, is consistent, in all material respects, with the above audited statement of financial position as of December 31, 2014.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report is for use by those who are informed about Korean review standards and their application in practice.

Seoul, Korea

August 13, 2015

This report is effective as of August 13, 2015, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying interim consolidated financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KB Financial Group Inc. and Subsidiaries

Interim Consolidated Statements of Financial Position

June 30, 2015 (Unaudited) and December 31, 2014

(in millions of Korean won)	Notes	June 30, 2015		December 31, 2014

Assets
Cash and due from financial institutions	4,6,7,37	~~W~~	17,893,509	~~W~~	15,423,847
Financial assets at fair value through profit or loss	4,6,11		10,158,679		10,757,910
Derivative financial assets	4,6,8		1,933,630		1,968,190
Loans	4,6,9,10		234,380,878		231,449,653
Financial investments	4,6,11		36,338,883		34,960,620
Investments in associates	12		1,327,567		670,332
Property and equipment	13		3,023,516		3,082,985
Investment property	13		390,796		377,544
Intangible assets	14		461,040		488,922
Current income tax assets			34,449		306,313
Deferred income tax assets	15,32		7,922		15,562
Assets held for sale	16		62,134		70,357
Other assets	4,6,17		11,318,864		8,783,473

Total assets		~~W~~	317,331,867	~~W~~	308,355,708

Liabilities
Financial liabilities at fair value through profit or loss	4,6,18	~~W~~	2,673,766	~~W~~	1,818,968
Derivative financial liabilities	4,6,8		1,859,389		1,797,390
Deposits	4,6,19		212,317,578		211,549,121
Debts	4,6,20		16,278,005		15,864,500
Debentures	4,6,21		30,169,987		29,200,706
Provisions	22		601,361		614,347
Net defined benefit liabilities	23		170,734		75,684
Current income tax liabilities			147,158		231,907
Deferred income tax liabilities	15,32		90,114		93,211
Other liabilities	4,6,24		24,827,280		19,597,202

Total liabilities			289,135,372		280,843,036

Equity
Share capital	25		1,931,758		1,931,758
Capital surplus	25		15,854,510		15,854,510
Accumulated other comprehensive income	25,34		492,058		461,679
Retained earnings	25		9,710,390		9,067,145

Equity attributable to shareholders of the parent company			27,988,716		27,315,092
Non-controlling interests			207,779		197,580

Total equity			28,196,495		27,512,672

Total liabilities and equity		~~W~~	317,331,867	~~W~~	308,355,708

The accompanying notes are an integral part of these interim consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Interim Consolidated Statements of Comprehensive Income

Three-Month and Six-Month Periods Ended June 30, 2015 and 2014 (Unaudited)

		Period ended June 30, 2015				Period ended June 30, 2014
(In millions of Korean won, except per share amounts)	Notes	Three months		Six months		Three months		Six months

Interest income		~~W~~	2,585,785	~~W~~	5,297,475	~~W~~	2,949,312	~~W~~	5,847,816
Interest expense			(1,038,224)		(2,212,997)		(1,341,231)		(2,697,024)

Net interest income	5,26		1,547,561		3,084,478		1,608,081		3,150,792

Fee and commission income			758,229		1,475,342		653,543		1,271,352
Fee and commission expense			(364,175)		(699,191)		(301,427)		(605,851)

Net fee and commission income	5,27		394,054		776,151		352,116		665,501

Net gains on financial instruments at fair value through profit or loss	5,28		72,684		205,818		99,208		169,727

Net other operating income (expense)	5,29		16,857		(228,597)		(192,423)		(363,674)

General and administrative expenses	5,23,30		(1,368,416)		(2,445,451)		(1,009,130)		(1,999,994)

Operating profit before provision for credit losses	5		662,740		1,392,399		857,852		1,622,352

Provision for credit losses	5,10,17,22		(264,847)		(458,613)		(332,443)		(613,219)

Net operating income	5		397,893		933,786		525,409		1,009,133

Share of profit of associates	5,12		8,116		27,837		18,428		33,806
Net other non-operating income	5,31		28,964		215,069		(21,070)		(19,184)

Net non-operating income (expense)			37,080		242,906		(2,642)		14,622

Profit before income tax	5		434,973		1,176,692		522,767		1,023,755

Income tax expense	5,32		(88,552)		(217,116)		(123,838)		(265,592)

Profit for the period	5		346,421		959,576		398,929		758,163

Items that will not be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	23		(3,165)		(3,906)		(4,908)		(7,670)

			(3,165)		(3,906)		(4,908)		(7,670)

Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations			11,342		14,790		(31,944)		(26,983)
Change in value of financial investments			(84,615)		27,112		74,397		100,267
Shares of other comprehensive income of associates			3,722		2,232		(13,543)		(43,847)
Cash flow hedges			205		(2,483)		(2,722)		(3,777)
Gains (Losses) on hedging instruments of a net investment in a foreign operation			(7,504)		(7,504)		—		—

			(76,850)		34,147		26,188		25,660

Other comprehensive income (loss) for the period, net of tax			(80,015)		30,241		21,280		17,990

Total comprehensive income for the period		~~W~~	266,406	~~W~~	989,817	~~W~~	420,209	~~W~~	776,153

Profit attributable to:
Shareholders of the parent company	5	~~W~~	339,634	~~W~~	944,599	~~W~~	392,219	~~W~~	751,453
Non-controlling interests	5		6,787		14,977		6,710		6,710

	5	~~W~~	346,421	~~W~~	959,576	~~W~~	398,929	~~W~~	758,163

Total comprehensive income for the period attributable to:
Shareholders of the parent company		~~W~~	259,587	~~W~~	974,978	~~W~~	413,562	~~W~~	769,506
Non-controlling interests			6,819		14,839		6,647		6,647

		~~W~~	266,406	~~W~~	989,817	~~W~~	420,209	~~W~~	776,153

Earnings per share	35
Basic earnings per share		~~W~~	879	~~W~~	2,445	~~W~~	1,015	~~W~~	1,945
Diluted earnings per share			876		2,435		1,012		1,938

The accompanying notes are an integral part of these interim consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Interim Consolidated Statements of Changes in Equity

Six-Month Periods Ended June 30, 2015 and 2014 (Unaudited)

	Equity attributable to shareholders of the parent company
(in millions of Korean won)	Share Capital		Capital Surplus		Accumulated Other Comprehensive Income		Retained Earnings		Non-controlling Interests		Total Equity

Balance at January 1, 2014	~~W~~	1,931,758	~~W~~	15,854,605	~~W~~	336,312	~~W~~	7,859,599	~~W~~	—	~~W~~	25,982,274

Comprehensive income
Profit for the period		—		—		—		751,453		6,710		758,163

Remeasurements of net defined benefit liabilities		—		—		(7,653)		—		(17)		(7,670)
Exchange differences on translating foreign operations		—		—		(26,983)		—		—		(26,983)
Change in value of financial investments		—		—		100,233		—		34		100,267
Shares of other comprehensive income of associates		—		—		(43,847)		—		—		(43,847)
Cash flow hedges		—		—		(3,697)		—		(80)		(3,777)

Total comprehensive income		—		—		18,053		751,453		6,647		776,153

Transactions with shareholders
Dividends paid to shareholders of the parent company		—		—		—		(193,176)		—		(193,176)
Others		—		—		—		—		184,695		184,695

Total transactions with shareholders		—		—		—		(193,176)		184,695		(8,481)

Balance at June 30, 2014	~~W~~	1,931,758	~~W~~	15,854,605	~~W~~	354,365	~~W~~	8,417,876	~~W~~	191,342	~~W~~	26,749,946

Balance at January 1, 2015	~~W~~	1,931,758	~~W~~	15,854,510	~~W~~	461,679	~~W~~	9,067,145	~~W~~	197,580	~~W~~	27,512,672

Comprehensive income
Profit for the period		—		—		—		944,599		14,977		959,576

Remeasurements of net defined benefit liabilities		—		—		(3,859)		—		(47)		(3,906)
Exchange differences on translating foreign operations		—		—		14,790		—		—		14,790
Change in value of financial investments		—		—		27,203		—		(91)		27,112
Shares of other comprehensive income of associates		—		—		2,232		—		—		2,232
Cash flow hedges		—		—		(2,483)		—		—		(2,483)
Gains (Losses) on hedging instruments of a net investment in a foreign operation		—		—		(7,504)		—		—		(7,504)

Total comprehensive income		—		—		30,379		944,599		14,839		989,817

Transactions with shareholders
Dividends paid to shareholders of the parent company		—		—		—		(301,354)		(4,640)		(305,994)

Total transactions with shareholders		—		—		—		(301,354)		(4,640)		(305,994)

Balance at June 30, 2015		1,931,758		15,854,510		492,058		9,710,390		207,779		28,196,495

The accompanying notes are an integral part of these interim consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Interim Consolidated Statements of Cash Flows

Six-Month Periods Ended June 30, 2015 and 2014 (Unaudited)

		Six-Month Period Ended June 30
(in millions of Korean won)	Note	2015		2014

Cash flows from operating activities
Profit for the period		~~W~~	959,576	~~W~~	758,163

Adjustment for non-cash items
Net gain on financial instrument at fair value through profit or loss			(58,795)		(107,706)
Net loss on derivative financial instruments for hedging purposes			16,720		32,521
Adjustment of fair value of derivative financial instruments			1,775		(1,385)
Provision for credit loss			458,613		613,219
Net loss (gain) on financial investments			(134,126)		27,356
Share of profit of associates			(27,837)		(33,806)
Depreciation and amortization			121,291		121,870
Other net losses on property and equipment/intangible assets			478		33,262
Share-based payments			10,630		(1,942)
Policy reserve appropriation			281,303		326,555
Post-employment benefits			93,550		82,925
Net interest income			236,681		124,393
Gains on foreign currency translation			(137,709)		(32,168)
Net other expense (income)			25,785		(80,862)

			888,359		1,104,232

Changes in operating assets and liabilities
Financial asset at fair value through profit or loss			613,370		646,922
Derivative financial instruments			113,500		31,833
Loans			(3,388,006)		(2,275,744)
Current income tax assets			271,864		13,759
Deferred income tax assets			7,643		(2,527)
Other assets			(5,381,493)		(1,798,314)
Financial liabilities at fair value through profit or loss			861,214		259,076
Deposits			752,574		4,484,941
Deferred income tax liabilities			(15,056)		41,784
Other liabilities			4,423,642		369,601

			(1,740,748)		1,771,331

Net cash generated from operating activities			107,187		3,633,726

Cash flows from investing activities
Disposal of financial investments			11,934,840		8,099,452
Acquisition of financial investments			(13,163,881)		(7,643,741)
Disposal in investments in associates			26,908		62,962
Acquisition of investments in associates			(653,496)		(9,735)
Disposal of property and equipment			573		41
Acquisition of property and equipment			(46,511)		(41,110)
Disposal of intangible assets			3,620		1,034
Acquisition of intangible assets			(9,400)		(3,427)
Business combination, net of cash acquired			—		(266,899)
Others			1,680,365		(576,834)

Net cash used in investing activities			(226,982)		(378,257)

Cash flows from financing activities
Net cash flows from derivative financial instruments for hedging purposes			(8,968)		(176,638)
Net increase in debts			356,618		1,683,942
Increase in debentures			27,594,578		10,545,124
Decrease in debentures			(26,635,864)		(13,728,153)
Increase (decrease) in other payables from trust accounts			10,851		(360,699)
Dividends paid to shareholders of the parent company			(301,354)		(193,176)
Dividends paid to non-controlling interests			(4,640)		—
Others			245,440		(833,700)

Net cash provided by (used in) financing activities			1,256,661		(3,063,300)

Effect of exchange rate changes on cash and cash equivalents			10,091		(14,189)

Net increase in cash and cash equivalents			1,146,957		177,980
Cash and cash equivalents at the beginning of the period	37		7,018,796		6,169,186

Cash and cash equivalents at the end of the period	37	~~W~~	8,165,753	~~W~~	6,347,166

The accompanying notes are an integral part of these interim consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

1. The Parent Company

KB Financial Group Inc. (the “Parent Company”) was incorporated on September 29, 2008, under the Financial Holding Companies Act of Korea. KB Financial Group Inc. and its subsidiaries (the “Group”) derive substantially all of their revenue and income from providing a broad range of banking and related financial services to consumers and corporations primarily in Korea and in selected international markets. The Parent Company’s principal business includes ownership and management of subsidiaries and associated companies that are engaged in financial services or activities. In 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd., and KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. The Group established KB Savings Bank Co., Ltd. in January 2012, acquired Yehansoul Savings Bank Co., Ltd. in September 2014 and KB Savings Bank Co., Ltd. merged with Yehansoul Savings Bank Co., Ltd. in January 2015. In March 2014, the Group acquired Woori Financial Co., Ltd. and changed the name to KB Capital Co., Ltd. In addition, the Group included LIG Insurance Co., Ltd. as an associate and changed the name to KB Insurance Co., Ltd. in June 2015.

The Parent Company’s share capital as of June 30, 2015, is ~~W~~1,931,758 million. The Parent Company is authorized to issue up to 1 billion shares. The Parent Company has been listed on the Korea Exchange (“KRX”) since October 10, 2008, and on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008. Number of shares authorized on its Articles of Incorporation is 1,000 million.

2. Basis of Preparation

2.1 Application of Korean IFRS

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (“Hangul”) in accordance with the International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”). The accompanying consolidated financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Group’s financial position, financial performance or cash flows, is not presented in the accompanying consolidated financial statements.

The Group’s consolidated financial statements have been prepared in accordance with Korean IFRS. Korean IFRS are the standards and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

The preparation of consolidated financial statements requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 2.4.

The Group’s interim consolidated financial statements as of and for the six-month period ended June 30, 2015, have been prepared in accordance with Korean IFRS 1034, Interim Financial Reporting. These interim consolidated financial statements have been prepared in accordance with the Korean IFRS which is effective as of June 30, 2015.

The Group newly applied the following amended and enacted standards for the annual period beginning on January 1, 2015, application of these amendment and improvements would not have a material impact on its consolidated financial statements.

•	Amendment to Korean IFRS 1019, Employee Benefits

•	Annual improvements to Korean IFRSs 2010–2012 cycle

•	Annual improvements to Korean IFRSs 2011–2013 cycle

The Group expects that new standards, amendments and interpretations issued but not effective for the annual period beginning on January 1, 2015, and not early adopted would not have a material impact on its consolidated financial statements.

For the periods prior to the nine-month period ended September 30, 2014, pursuant to Korean IFRS 1037, if an uncertain tax position satisfied the criteria for provisions, the Group measured the best estimate of expenditures for the uncertain tax position. The amount in relation to the claim of rectification and litigation over the levied amount from taxation authority was recognized as contingent assets. However, the Group retrospectively applied the accounting policy in accordance with the Korean IFRS 1012, which allows recognition of the tax payment in 2014 as income tax assets when it is probable to receive a tax refund. The restated comparative consolidated financial statements reflect adjustments resulting from the retrospective application.

The effect of these changes in accounting policy to comprehensive income for the six-month period ended June 30, 2014 is as follows:

Effect on Consolidated Statements of Comprehensive Income

(In millions of Korean won)	2014
Increase in income tax	~~W~~	(13,759)

(In Korean won)
Decrease in earnings per share	~~W~~	(36)
Decrease in diluted earnings per share		(36)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

2.2 Measurement Basis

The consolidated financial statements have been prepared under the historical cost convention unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the financial statements of each entity of the Group are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Korean won, which is the Parent Company’s functional and presentation currency.

2.4 Significant Estimates

The preparation of consolidated financial statements requires the application of accounting policies, certain critical accounting estimates and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses). Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment at the reporting date are different from the actual environment.

Estimates and assumptions are continually evaluated and any change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only. Alternatively if the change in accounting estimate affects both the period of change and future periods, that change is recognized in the profit or loss of all those periods.

The significant accounting estimates and assumptions are consistently applied to all periods presented, except for the assumptions for income tax expense.

3. Significant Accounting Policies

The significant accounting policies and calculation methods applied in the preparation of these consolidated financial statements have been consistently applied to all periods presented, except for the impact of changes due to enactment of new standards, amendments and interpretations disclosed in Note 2.1 and the following paragraph.

3.1 Income Tax Expense for the Interim Period

Income tax expense for the interim period is measured by expected average annual income tax rate applicable on expected total annual income.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

4. Financial Risk Management

4.1 Summary

4.1.1 Overview of Financial Risk Management Policy

The financial risks that the Group is exposed to are credit risk, market risk, liquidity risk, operational risk and others.

The Group’s risk management system focuses on increasing transparency, developing the risk management environment, preventing transmission of risk to other related subsidiaries, and the preemptive response to risk due to rapid changes in the financial environment to support the Group’s long-term strategy and business decisions efficiently. Credit risk, market risk, liquidity risk, and operational risk have been recognized as the Group’s key risks. These risks are measured in Economic Capital or VaR (Value at Risk) and are managed using a statistical method.

4.1.2 Risk Management Organization

Risk Management Committee

The Risk Management Committee establishes risk management strategies in accordance with the directives of the Board of Directors and determines the Group’s target risk appetite, approves significant risk matters and reviews the level of risks that the Group is exposed to and the appropriateness of the Group’s risk management operations as an ultimate decision-making authority.

Risk Management Council

The Risk Management Council is a consultative group which reviews and makes decisions on matters delegated by the Risk Management Committee and discusses the detailed issues relating to the Group’s risk management.

Risk Management Division

The Risk Management Division is responsible for monitoring and managing the Group’s economic capital limit and managing specific policies, procedures and work processes relating to the Group’s risk management.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

4.2 Credit Risk

4.2.1 Overview of Credit Risk

Credit risk is the risk of possible losses in an asset portfolio in the event of a counterparty’s default, breach of contract and deterioration in the credit quality of the counterparty. For risk management reporting purposes, the individual borrower’s default risk, country risk, specific risks and other credit risk exposure components are considered as a whole.

4.2.2 Credit Risk Management

The Group measures expected losses and economic capital on assets that are subject to credit risk management whether on- or off-balance sheet items and uses expected losses and economic capital as a management indicator. The Group manages credit risk by allocating credit risk economic capital limits.

In addition, the Group controls the credit concentration risk exposure by applying and managing total exposure limits to prevent an excessive risk concentration to each industry and borrower.

The Group has organized a credit risk management team that focuses on credit risk management in accordance with the Group’s credit risk management policy. For Kookmin Bank, which is the main subsidiary, its loan analysis department which is independent from the sales department is responsible for loan policy, loan limit, loan review, credit evaluation, restructuring and subsequent events. Kookmin Bank’s risk management group is also responsible for planning risk management policy, applying limits of credit lines, measuring the credit risk economic capital, adjusting credit limits, reviewing credit and verifying credit evaluation models.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

4.2.3 Maximum Exposure to Credit Risk

The Group’s maximum exposures of financial instruments, excluding equity securities, to credit risk without consideration of collateral values as of June 30, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	June 30, 2015		Dec. 31, 2014
Financial assets
Due from financial institutions	~~W~~	15,148,626	~~W~~	12,878,430
Financial assets at fair value through profit or loss
Financial assets held for trading[1]		8,885,825		9,763,553
Financial assets designated at fair value through profit or loss		527,198		442,960
Derivatives		1,933,630		1,968,190
Loans[2]		234,380,878		231,449,653
Financial investments
Available-for-sale financial assets		18,788,788		19,359,822
Held-to-maturity financial assets		14,181,435		12,569,154
Other financial assets[2]		9,988,837		7,559,631

		303,835,217		295,991,393

Off-balance sheet items
Acceptances and guarantees contracts		9,098,017		8,957,888
Financial guarantee contracts		4,667,006		4,459,645
Commitments		99,548,287		96,162,693

		113,313,310		109,580,226

	~~W~~	417,148,527	~~W~~	405,571,619

[1]	Financial instruments indexed to the price of gold amounting to ~~W~~62,537 million and ~~W~~51,345 million as of June 30, 2015 and December 31, 2014, respectively, are included.
[2]	Loans and other financial assets are net of allowance.

4.2.4 Credit risk of loans

The Group maintains an allowance for loan losses associated with credit risk on loans to manage its credit risk.

The Group recognizes an impairment loss on loans carried at amortized cost when there is any objective indication of impairment. Under Korean IFRS, an impairment loss is based on losses incurred at the end of the reporting period. Therefore, the Group does not recognize losses expected as a result of future events. The Group measures inherent incurred losses on loans and presents them in the consolidated financial statements through the use of an allowance account which is offset against the related loans.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

Loans are classified as follows:

(In millions of Korean won)
	June 30, 2015
Loans	Retail			Corporate			Credit card			Total
	Amount		%	Amount		%	Amount		%	Amount		%

Neither past due nor impaired	~~W~~	113,836,469	98.26	~~W~~	106,998,423	97.77	~~W~~	10,976,753	95.01	~~W~~	231,811,645	97.88
Past due but not impaired		1,334,913	1.15		414,310	0.38		268,201	2.32		2,017,424	0.85
Impaired		685,160	0.59		2,025,720	1.85		308,022	2.67		3,018,902	1.27

		115,856,542	100.00		109,438,453	100.00		11,552,976	100.00		236,847,971	100.00

Allowances[1]		(511,727)	0.44		(1,551,168)	1.42		(404,198)	3.50		(2,467,093)	1.04

Carrying amount	~~W~~	115,344,815		~~W~~	107,887,285		~~W~~	11,148,778		~~W~~	234,380,878

(In millions of Korean won)
	Dec. 31, 2014
Loans	Retail			Corporate			Credit card			Total
	Amount		%	Amount		%	Amount		%	Amount		%

Neither past due nor impaired	~~W~~	116,956,042	98.04	~~W~~	100,542,430	97.64	~~W~~	11,155,710	95.90	~~W~~	228,654,182	97.76
Past due but not impaired		1,576,365	1.32		331,780	0.32		276,875	2.38		2,185,020	0.93
Impaired		765,751	0.64		2,097,041	2.04		199,711	1.72		3,062,503	1.31

		119,298,158	100.00		102,971,251	100.00		11,632,296	100.00		233,901,705	100.00

Allowances[1]		(536,959)	0.45		(1,525,152)	1.48		(389,941)	3.35		(2,452,052)	1.05

Carrying amount	~~W~~	118,761,199		~~W~~	101,446,099		~~W~~	11,242,355		~~W~~	231,449,653

[1]	Collectively assessed allowances for loans are included as they are not impaired individually.

Credit quality of loans that are neither past due nor impaired are as follows:

(In millions of Korean won)	June 30, 2015
	Retail		Corporate		Credit card		Total
Grade 1	~~W~~	96,355,069	~~W~~	47,514,725	~~W~~	5,581,908	~~W~~	149,451,702
Grade 2		14,571,811		46,498,049		4,142,318		65,212,178
Grade 3		1,971,493		10,402,551		1,219,808		13,593,852
Grade 4		719,211		1,923,140		26,246		2,668,597
Grade 5		218,885		659,958		6,473		885,316

	~~W~~	113,836,469	~~W~~	106,998,423	~~W~~	10,976,753	~~W~~	231,811,645

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

(In millions of Korean won)	Dec. 31, 2014
	Retail		Corporate		Credit card		Total
Grade 1	~~W~~	99,314,075	~~W~~	43,166,076	~~W~~	5,705,083	~~W~~	148,185,234
Grade 2		12,557,654		43,913,621		3,788,572		60,259,847
Grade 3		4,057,239		11,014,410		1,342,891		16,414,540
Grade 4		775,407		1,984,073		163,279		2,922,759
Grade 5		251,667		464,250		155,885		871,802

	~~W~~	116,956,042	~~W~~	100,542,430	~~W~~	11,155,710	~~W~~	228,654,182

Credit quality of loans graded according to internal credit ratings are as follows:

	Range of PD (%) (Probability of Default)	Retail	Corporate
Grade 1	0.0 ~ 1.0	1 ~ 5 grade	AAA ~ BBB+
Grade 2	1.0 ~ 5.0	6 ~ 8 grade	BBB ~ BB
Grade 3	5.0 ~ 15.0	9 ~ 10 grade	BB- ~ B
Grade 4	15.0 ~ 30.0	11 grade	B- ~ CCC
Grade 5	30.0 ~	12 grade or under	CC or under

Loans that are past due but not impaired are as follows:

(In millions of Korean won)
	June 30, 2015
	1 ~ 29 days		30 ~ 59 days		60 ~ 89 days		90 days or more		Total
Retail	~~W~~	1,085,843	~~W~~	151,153	~~W~~	97,861	~~W~~	56	~~W~~	1,334,913
Corporate		351,297		40,260		22,753		—		414,310
Credit card		230,281		25,107		12,810		3		268,201

	~~W~~	1,667,421	~~W~~	216,520	~~W~~	133,424	~~W~~	59	~~W~~	2,017,424

(In millions of Korean won)
	Dec. 31, 2014
	1 ~ 29 days		30 ~ 59 days		60 ~ 89 days		90 days or more		Total
Retail	~~W~~	1,271,327	~~W~~	211,857	~~W~~	93,125	~~W~~	56	~~W~~	1,576,365
Corporate		279,413		37,918		14,449		—		331,780
Credit card		201,652		41,428		32,839		956		276,875

	~~W~~	1,752,392	~~W~~	291,203	~~W~~	140,413	~~W~~	1,012	~~W~~	2,185,020

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

Impaired loans are as follows:

(In millions of Korean won)	June 30, 2015
	Retail		Corporate		Credit card		Total
Loans	~~W~~	685,160	~~W~~	2,025,720	~~W~~	308,022	~~W~~	3,018,902
Allowances
Individual assessment		—		(826,979)		—		(826,979)
Collective assessment		(264,123)		(213,199)		(217,485)		(694,807)

		(264,123)		(1,040,178)		(217,485)		(1,521,786)

	~~W~~	421,037	~~W~~	985,542	~~W~~	90,537	~~W~~	1,497,116

(In millions of Korean won)	Dec. 31, 2014
	Retail		Corporate		Credit card		Total
Loans	~~W~~	765,751	~~W~~	2,097,041	~~W~~	199,711	~~W~~	3,062,503
Allowances
Individual assessment		—		(827,386)		—		(827,386)
Collective assessment		(287,548)		(212,625)		(129,518)		(629,691)

		(287,548)		(1,040,011)		(129,518)		(1,457,077)

	~~W~~	478,203	~~W~~	1,057,030	~~W~~	70,193	~~W~~	1,605,426

A quantification of the extent to which collateral and other credit enhancements mitigate credit risk as of June 30, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)
	June 30, 2015
	Impaired Loans				Non-impaired Loans
	Individual		Collective		Past due		Not past due		Total
Guarantees	~~W~~	21,557	~~W~~	178,746	~~W~~	345,773	~~W~~	40,922,482	~~W~~	41,468,558
Deposits and savings		521		12,006		35,074		2,121,805		2,169,406
Property and equipment		11,176		36,962		35,478		3,317,582		3,401,198
Real estate		283,525		526,955		946,523		121,147,746		122,904,749

	~~W~~	316,779	~~W~~	754,669	~~W~~	1,362,848	~~W~~	167,509,615	~~W~~	169,943,911

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

(In millions of Korean won)
	Dec. 31, 2014
	Impaired Loans				Non-impaired Loans
	Individual		Collective		Past due		Not past due		Total
Guarantees	~~W~~	19,654	~~W~~	190,491	~~W~~	359,532	~~W~~	37,754,080	~~W~~	38,323,757
Deposits and savings		954		15,466		35,756		2,286,691		2,338,867
Property and equipment		7,772		4,921		2,449		2,769,360		2,784,502
Real estate		270,230		529,446		1,125,065		123,451,062		125,375,803

	~~W~~	298,610	~~W~~	740,324	~~W~~	1,522,802	~~W~~	166,261,193	~~W~~	168,822,929

4.2.5 Credit quality of securities

The financial assets at fair value through profit or loss and financial investments excluding equity securities that are exposed to credit risk are as follows:

(In millions of Korean won)	June 30, 2015		Dec. 31, 2014
Securities that are neither past due nor impaired	~~W~~	42,314,935	~~W~~	42,077,873
Impaired securities		5,774		6,271

	~~W~~	42,320,709	~~W~~	42,084,144

The credit quality of securities, excluding equity securities, that are neither past due nor impaired as of June 30, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)
	June 30, 2015
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5		Total

Securities that are neither past due nor impaired
Financial assets held for trading	~~W~~	7,549,482	~~W~~	1,273,806	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	8,823,288
Financial assets designated at fair value through profit or loss		60,935		466,263		—		—		—		527,198
Available-for-sale financial assets		17,647,220		1,060,643		75,151		—		—		18,783,014
Held-to-maturity financial assets		14,181,435		—		—		—		—		14,181,435

	~~W~~	39,439,072	~~W~~	2,800,712	~~W~~	75,151	~~W~~	—	~~W~~	—	~~W~~	42,314,935

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

(In millions of Korean won)
	Dec. 31, 2014
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5		Total

Securities that are neither past due nor impaired
Financial assets held for trading	~~W~~	8,464,038	~~W~~	1,248,170	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	9,712,208
Financial assets designated at fair value through profit or loss		76,893		366,067		—		—		—		442,960
Available-for-sale financial assets		18,442,055		847,565		63,931		—		—		19,353,551
Held-to-maturity financial assets		12,569,154		—		—		—		—		12,569,154

	~~W~~	39,552,140	~~W~~	2,461,802	~~W~~	63,931	~~W~~	—	~~W~~	—	~~W~~	42,077,873

The credit qualities of securities (excluding equity securities) according to the credit ratings by external rating agencies are as follows:

Credit quality	Domestic			Foreign
	KAP	KIS	NICE P&I	S&P	Fitch-IBCA	Moody’s
Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa
Grade 2	A- to AA-	A- to AA-	A- to AA-	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	BB- or under	BB- or under	BB- or under	B or under	B or under	B2 or under

Credit qualities of debit securities denominated in Korean won are based on the lowest credit rating by the three domestic credit rating agencies above, and those denominated in foreign currencies are based on the lowest credit rating by the three foreign credit rating agencies above.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

4.2.6 Credit risk concentration analysis

The details of the Group’s loans by country as of June 30, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)
	June 30, 2015
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
Korea	~~W~~	115,818,837	~~W~~	107,091,547	~~W~~	11,549,642	~~W~~	234,460,026	98.99	~~W~~	(2,419,768)	~~W~~	232,040,258
Europe		5		164,696		523		165,224	0.07		(360)		164,864
China		58		883,588		1,004		884,650	0.37		(17,958)		866,692
Japan		2,144		192,262		140		194,546	0.08		(26,127)		168,419
U.S.		—		912,170		938		913,108	0.39		(708)		912,400
Others		35,498		194,190		729		230,417	0.10		(2,172)		228,245

	~~W~~	115,856,542	~~W~~	109,438,453	~~W~~	11,552,976	~~W~~	236,847,971	100.00	~~W~~	(2,467,093)	~~W~~	234,380,878

(In millions of Korean won)
	Dec. 31, 2014
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
Korea	~~W~~	119,248,111	~~W~~	100,878,627	~~W~~	11,629,337	~~W~~	231,756,075	99.08	~~W~~	(2,401,417)	~~W~~	229,354,658
Europe		9		184,307		428		184,744	0.08		(390)		184,354
China		84		764,415		240		764,739	0.33		(15,544)		749,195
Japan		2,581		271,914		263		274,758	0.12		(31,394)		243,364
U.S.		—		698,294		834		699,128	0.30		(631)		698,497
Others		47,373		173,694		1,194		222,261	0.09		(2,676)		219,585

	~~W~~	119,298,158	~~W~~	102,971,251	~~W~~	11,632,296	~~W~~	233,901,705	100.00	~~W~~	(2,452,052)	~~W~~	231,449,653

The details of the Group’s corporate loans by industry as of June 30, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	June 30, 2015
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	9,140,270	8.35	~~W~~	(45,298)	~~W~~	9,094,972
Manufacturing		34,949,867	31.94		(628,787)		34,321,080
Service		43,244,821	39.52		(280,706)		42,964,115
Wholesale & Retail		13,442,731	12.28		(167,576)		13,275,155
Construction		3,985,199	3.64		(402,600)		3,582,599
Public sector		775,066	0.71		(8,317)		766,749
Others		3,900,499	3.56		(17,884)		3,882,615

	~~W~~	109,438,453	100.00	~~W~~	(1,551,168)	~~W~~	107,887,285

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

(In millions of Korean won)	Dec. 31, 2014
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	9,117,333	8.85	~~W~~	(85,507)	~~W~~	9,031,826
Manufacturing		32,694,233	31.75		(524,868)		32,169,365
Service		39,384,520	38.25		(306,588)		39,077,932
Wholesale & Retail		13,286,775	12.90		(152,391)		13,134,384
Construction		3,862,457	3.75		(429,297)		3,433,160
Public sector		755,150	0.73		(6,740)		748,410
Others		3,870,783	3.77		(19,761)		3,851,022

	~~W~~	102,971,251	100.00	~~W~~	(1,525,152)	~~W~~	101,446,099

The details of the Group’s retail and credit card loans by type as of June 30, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	June 30, 2015
	Loans		%	Allowances		Carrying amount
Housing purpose	~~W~~	49,743,201	39.04	~~W~~	(28,599)	~~W~~	49,714,602
General purpose		66,113,341	51.89		(483,128)		65,630,213
Credit card		11,552,976	9.07		(404,198)		11,148,778

	~~W~~	127,409,518	100.00	~~W~~	(915,925)	~~W~~	126,493,593

(In millions of Korean won)	Dec. 31, 2014
	Loans		%	Allowances		Carrying amount
Housing purpose	~~W~~	52,530,611	40.12	~~W~~	(30,966)	~~W~~	52,499,645
General purpose		66,767,547	50.99		(505,993)		66,261,554
Credit card		11,632,296	8.89		(389,941)		11,242,355

	~~W~~	130,930,454	100.00	~~W~~	(926,900)	~~W~~	130,003,554

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

The details of the Group’s securities, excluding equity securities, and derivative financial instruments by industry as of June 30, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	June 30, 2015
	Amount		%
Financial assets held for trading
Government and government funded institutions	~~W~~	3,455,542	39.16
Banking and insurance		4,084,090	46.29
Others		1,283,656	14.55

		8,823,288	100.00

Financial assets designated at fair value through profit or loss
Banking and insurance		527,198	100.00

Derivative financial assets
Government and government funded institutions		37,072	1.92
Banking and insurance		1,711,227	88.50
Others		185,331	9.58

		1,933,630	100.00

Available-for-sale financial assets
Government and government funded institutions		4,700,075	25.02
Banking and insurance		11,048,763	58.81
Others		3,039,950	16.17

		18,788,788	100.00

Held-to-maturity financial assets
Government and government funded institutions		9,053,329	63.84
Banking and insurance		4,535,207	31.98
Others		592,899	4.18

		14,181,435	100.00

	~~W~~	44,254,339

(In millions of Korean won)	Dec. 31, 2014
	Amount		%
Financial assets held for trading
Government and government funded institutions	~~W~~	4,003,061	41.22
Banking and insurance		4,368,341	44.98
Others		1,340,806	13.80

		9,712,208	100.00

Financial assets designated at fair value through profit or loss
Banking and insurance		442,960	100.00

		442,960	100.00

Derivative financial assets
Government and government funded institutions		19,732	1.00
Banking and insurance		1,762,160	89.53
Others		186,298	9.47

		1,968,190	100.00

Available-for-sale financial assets
Government and government funded institutions		8,274,026	42.74
Banking and insurance		8,192,189	42.32
Others		2,893,607	14.95

		19,359,822	100.00

Held-to-maturity financial assets
Government and government funded institutions		10,221,322	81.32
Banking and insurance		1,734,462	13.80
Others		613,370	4.88

		12,569,154	100.00

	~~W~~	44,052,334

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

The details of the Group’s securities, excluding equity securities, and derivative financial instruments by country, as of June 30, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	June 30, 2015
	Amount		%
Financial assets held for trading
Korea	~~W~~	8,736,154	99.01
United States		18,257	0.21
India		4,424	0.05
Others		64,453	0.73

		8,823,288	100.00

Financial assets designated at fair value through profit or loss
Korea		314,295	59.62
Swiss		22,482	4.26
Others		190,421	36.12

		527,198	100.00

Derivative financial assets
Korea		936,675	48.44
United States		273,238	14.13
Others		723,717	37.43

		1,933,630	100.00

Available-for-sale financial assets
Korea		18,587,821	98.93
United States		5,061	0.03
Others		195,906	1.04

		18,788,788	100.00

Held-to-maturity financial assets
Korea		14,181,435	100.00

	~~W~~	44,254,339

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

(In millions of Korean won)	Dec. 31, 2014
	Amount		%
Financial assets held for trading
Korea	~~W~~	9,653,123	99.39
Others		59,085	0.61

		9,712,208	100.00

Financial assets designated at fair value through profit or loss
Korea		442,960	100.00

Derivative financial assets
Korea		791,704	40.22
United States		274,608	13.95
Others		901,878	45.83

		1,968,190	100.00

Available-for-sale financial assets
Korea		19,307,222	99.73
United States		4,948	0.03
Others		47,652	0.24

		19,359,822	100.00

Held-to-maturity financial assets
Korea		12,569,154	100.00

	~~W~~	44,052,334

The counterparties to the financial assets under due from financial institutions, financial instruments indexed to the price of gold within financial assets held for trading and derivatives are in the banking and insurance industries and have high credit ratings.

4.3 Liquidity Risk

4.3.1 Overview of liquidity risk

Liquidity risk is the risk of insolvency or loss due to a disparity between the inflow and outflow of funds, unexpected outflow of funds, and obtaining funds at a high price or disposing of securities at an unfavorable price due to lack of available funds. The Group manages its liquidity risk through analysis of the contractual maturity of interest-bearing assets and liabilities, assets and liabilities related to the other in and outflows, and off-balance sheet related to in and outflows of currency derivative instruments and others.

Cash flows disclosed for the maturity analysis are undiscounted contractual principal and interest to be received (paid) and, thus, differ from the amount in the financial statements which are based on the present value of expected cash flows in some cases. The amount of interest to be received or paid on floating rate assets and liabilities is measured on the assumption that the current interest rate would be the same through maturity.

4.3.2. Liquidity risk management and indicator

The liquidity risk is managed by risk management policy and liquidity risk management guidelines which are applied to the risk management policies and procedures that address all the possible risks that arise from the overall business of the Group.

For the purpose of liquidity management, the liquidity ratio and accumulated liquidity gap ratio on all transactions affecting the in and outflows of funds and transactions of off-balance sheet items are measured, managed and reported to the Risk Planning Council and Risk Management Committee on a regular basis.

As the main subsidiary, Kookmin Bank regularly reports the liquidity gap ratio, liquidity ratio, maturity gap ratio and the results of the stress testing related to liquidity risk to the Asset-Liability Management Committee (‘ALCO’) which establishes and monitors the liquidity risk management strategy.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

4.3.3. Analysis of remaining contractual maturity of financial assets and liabilities

Cash flows disclosed below are undiscounted contractual principal and interest to be received (paid) and, thus, differ from the amount in the consolidated financial statements which are based on the present value of expected cash flows. The amount of interest to be received or paid on floating rate assets and liabilities is measured on the assumption that the current interest rate would be the same through maturity.

The remaining contractual maturity of financial assets and liabilities, excluding derivatives held for cash flow hedging, as of June 30, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)
	June 30, 2015
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	7,536,406	~~W~~	728,954	~~W~~	499,673	~~W~~	852,341	~~W~~	99,782	~~W~~	—	~~W~~	9,717,156
Financial assets held for trading[2]		9,411,282		—		—		—		—		—		9,411,282
Financial assets designated at fair value through profit or loss[2]		747,397		—		—		—		—		—		747,397
Derivatives held for trading[2]		1,835,822		—		—		—		—		—		1,835,822
Derivatives held for fair value hedging[3]		—		4,436		9,333		31,149		32,443		116,898		194,259
Loans		66,198		24,838,314		23,386,621		81,050,117		61,450,437		81,506,924		272,298,611
Available-for-sale financial assets[4]		3,122,104		548,374		1,928,158		4,532,594		15,840,940		1,818,976		27,791,146
Held-to-maturity financial assets		—		243,013		1,445,088		2,448,233		9,655,681		1,924,383		15,716,398
Other financial assets		227,956		7,884,195		16,673		1,213,456		8,003		7,506		9,357,789

	~~W~~	22,947,165	~~W~~	34,247,286	~~W~~	27,285,546	~~W~~	90,127,890	~~W~~	87,087,286	~~W~~	85,374,687	~~W~~	347,069,860

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

(In millions of Korean won)
	June 30, 2015
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Financial liabilities held for trading[2]	~~W~~	968,506	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	968,506
Financial liabilities designated at fair value through profit or loss[2]		1,705,260		—		—		—		—		—		1,705,260
Derivatives held for trading[2]		1,828,999		—		—		—		—		—		1,828,999
Derivatives held for fair value hedging[3]		2,488		128		641		(1,518)		(1,469)		(17,730)		(17,460)
Deposits[5]		91,764,325		12,476,949		20,669,001		78,243,257		10,578,554		2,483,955		216,216,041
Debts		865,242		5,028,529		2,184,068		4,872,327		3,474,749		81,688		16,506,603
Debentures		80,166		765,136		1,988,970		6,785,659		18,508,720		4,124,286		32,252,937
Other financial liabilities		15,712		12,507,585		28,910		94,544		344,862		629,452		13,621,065

	~~W~~	97,230,698	~~W~~	30,778,327	~~W~~	24,871,590	~~W~~	89,994,269	~~W~~	32,905,416	~~W~~	7,301,651	~~W~~	283,081,951

Off- balance sheet items
Commitments[6]	~~W~~	99,548,287	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	99,548,287
Financial guarantee contract[7]		4,667,006		—		—		—		—		—		4,667,006

	~~W~~	104,215,293	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	104,215,293

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

(In millions of Korean won)
	Dec. 31, 2014
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	6,397,552	~~W~~	675,876	~~W~~	544,520	~~W~~	675,266	~~W~~	57,441	~~W~~	—	~~W~~	8,350,655
Financial assets held for trading[2]		10,121,570		—		—		—		—		—		10,121,570
Financial assets designated at fair value through profit or loss[2]		636,340		—		—		—		—		—		636,340
Derivatives held for trading[2]		1,858,637		—		—		—		—		—		1,858,637
Derivatives held for fair value hedging[3]		—		7,742		(1,147)		20,804		77,968		118,804		224,171
Loans		95,437		21,432,048		24,040,500		79,199,603		60,798,143		88,936,816		274,502,547
Available-for-sale financial assets[4]		2,849,188		501,929		1,688,594		5,008,162		12,201,794		1,365,437		23,615,104
Held-to-maturity financial assets		—		276,462		665,030		3,618,565		8,174,038		1,184,433		13,918,528
Other financial assets		159,698		5,341,800		22,324		1,330,773		8,163		8,931		6,871,689

	~~W~~	22,118,422	~~W~~	28,235,857	~~W~~	26,959,821	~~W~~	89,853,173	~~W~~	81,317,547	~~W~~	91,614,421	~~W~~	340,099,241

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

(In millions of Korean won)
	Dec. 31, 2014
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Financial liabilities held for trading[2]	~~W~~	836,542	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	836,542
Financial liabilities designated at fair value through profit or loss[2]		982,426		—		—		—		—		—		982,426
Derivatives held for trading[2]		1,775,341		—		—		—		—		—		1,775,341
Derivatives held for fair value hedging[3]		—		—		652		146		6,304		(15,580)		(8,478)
Deposits[5]		83,154,750		13,861,281		25,306,312		80,646,054		9,666,892		3,266,842		215,902,131
Debts		943,012		4,058,558		2,078,905		5,200,009		3,611,420		282,484		16,174,388
Debentures		159,620		1,112,986		1,812,861		6,894,122		16,971,344		4,339,194		31,290,127
Other financial liabilities		152,035		7,737,557		23,709		109,784		298,553		559,911		8,881,549

	~~W~~	88,003,726	~~W~~	26,770,382	~~W~~	29,222,439	~~W~~	92,850,115	~~W~~	30,554,513	~~W~~	8,432,851	~~W~~	275,834,026

Off- balance sheet items
Commitments[6]	~~W~~	96,162,693	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	96,162,693
Financial guarantee contract[7]		4,459,645		—		—		—		—		—		4,459,645

	~~W~~	100,622,338	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	100,622,338

[1]	The amounts of ~~W~~8,427,465 million and ~~W~~7,136,623 million, which are restricted amounts due from the financial institutions as of June 30, 2015 and December 31, 2014, respectively, are excluded.
[2]	Financial instruments held for trading, financial instruments designated at fair value through profit or loss and derivatives held for trading are not managed by contractual maturity because they are expected to be traded or redeemed before maturity. Therefore, the carrying amounts of those financial instruments are classified as ‘On demand’ category. However, Kookmin Bank has an obligation to purchase bonds at par value amounting to USD 300 million if an issuer does not exercise early redemption right at the end of the five-year period from the date of issuance, or if the issuer goes bankrupt within five years from the date of issuance. In addition, the issuer has an option to request Kookmin Bank to acquire these bonds either in cash or the issuer’s stocks at the issuer’s choice. These transactions are excluded from the table above.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

[3]	Cash flows of derivative instruments held for fair value hedging are shown at net amounts of cash inflows and outflows by remaining contractual maturity.
[4]	Equity investments in financial assets classified as available-for-sale are generally included in the ‘On demand’ category as most are available for sale at anytime. However, in the case of equity investments restricted for sale, they are shown in the period in which the restriction is expected to expire.
[5]	Deposits that are contractually repayable on demand or on short notice are classified under the ‘On demand’ category.
[6]	Commitments are included under the ‘On demand’ category because payments can be required upon request.
[7]	The financial guarantee contracts are included under the ‘On demand’ category as payments can be required upon request.

The contractual cash flows of derivatives held for cash flow hedging as of June 30, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)
	June 30, 2015
	Up to 1 month	1-3 months	3-12 months	1-5 years		Over 5 years		Total
Net cash flow of net settlement derivatives	~~W~~ (996)	~~W~~ (1,266)	~~W~~ (5,548)	~~W~~	(8,615)	~~W~~	—	~~W~~	(16,425)
Cash flow to be received of total settlement derivatives	199	220	2,997		346,748		—		350,164
Cash flow to be paid of total settlement derivatives	(558)	(750)	(5,300)		(339,889)		—		(346,497)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

(In millions of Korean won)
	Dec. 31, 2014
	Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Net cash flow of net settlement derivatives	~~W~~	(688)	~~W~~	(1,365)	~~W~~	(5,203)	~~W~~	(8,437)	~~W~~	—	~~W~~	(15,693)
Cash flow to be received of total settlement derivatives		171		423		2,531		344,051		—		347,176
Cash flow to be paid of total settlement derivatives		(504)		(1,062)		(5,006)		(343,149)		—		(349,721)

4.4 Market risk

4.4.1 Concept

Market risk is the risk of possible losses which arise from changes in market factors, such as interest rate, stock price, foreign exchange rate and other market factors that affect the fair value or future cash flows of financial instruments, such as securities and derivatives amongst others. The most significant risks associated with trading positions are interest rate risks, currency risks and other risks include stock price risks. In addition, the Group is exposed to interest rate risks and currency risks associated with non-trading positions. The Group classifies exposures to market risk into either trading or non-trading positions. The Group measures and manages market risk separately for each subsidiary in the Group.

4.4.2 Risk Management

The Group sets economic capital limits for market risk and interest rate risk and monitors the risks to manage the risk of trading and non-trading positions. The Group maintains risk management systems and procedures, such as trading policies and procedures, and market risk management guidelines for trading positions, and interest rate risk management guidelines for non-trading positions in order to manage market risk efficiently. The procedures mentioned are implemented with approval from the Risk Management Committee and Risk Management Council.

As the main subsidiary, Kookmin Bank establishes market risk management policy, sets position limits, loss limits and VaR limits of each business group and approves newly developed derivative instruments, through its Risk Management Council. The Risk Management Council has delegated the responsibility for market risk management of individual business departments to the Market Risk Management Committee which is chaired by a Chief Risk Officer (CRO). The Market Risk Management Committee sets position limits, loss limits, VaR limits, sensitivity limits and scenario loss limits for each division, at the level of each individual business department.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

The ALCO of Kookmin Bank determines operational standards of interest and commission, revises Asset Liability Management (ALM) risk management guidelines, interest rate and commission guidelines and monitors the establishment and enforcement of ALM risk management policies. The interest rate risk limit is set based on the future assets/liabilities position and interest rate volatility estimation reflects the annual work plan. The financial Planning Department and Risk Management Department measures and monitors the interest risk status and limits on a regular basis. The status and limits of interest rate risks such as interest rate gap, duration gap and sensitivity are reported to the ALCO and Risk Management Committee on a monthly basis and to the Risk Management Council on a quarterly basis. To ensure adequacy of interest rate and liquidity risk management, The Risk Management Division assigns the limits, monitors and reviews risk management procedures and tasks conducted by the Financial Planning Department. Also, the Risk Management Division independently reports related information to management.

4.5 Operational Risk

4.5.1 Concept

The Group defines operational risk broadly to include all financial and non-financial risks that may arise from operating activities and could cause a negative effect on capital.

4.5.2 Risk management

The purpose of operational risk management is not only to comply with supervisory and regulatory requirements but also to promote a risk management culture, strengthen internal controls, innovate processes and provide timely feedback to management and employees. In addition, Kookmin Bank established Business Continuity Plans (BCP) to ensure critical business functions can be maintained, or restored, in the event of material disruptions arising from internal or external events. It has constructed replacement facilities as well as has carried out exercise drills for head office and IT departments to test its BCPs.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

4.6 Financial instruments in foreign currencies

Financial instruments in foreign currencies as of June 30, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	June 30, 2015
	USD		JPY		EUR		GBP		CNY		Others		Total
Financial Assets
Cash and due from financial institutions	~~W~~	1,616,764	~~W~~	162,761	~~W~~	119,582	~~W~~	11,064	~~W~~	113,374	~~W~~	198,551	~~W~~	2,222,096
Financial assets held for trading		97,229		—		—		—		—		—		97,229
Financial assets designated at fair value through profit or loss		212,903		—		—		—		—		—		212,903
Derivatives held for trading		55,207		74		682		—		—		1		55,964
Derivatives held for hedging		7,797		—		—		—		—		—		7,797
Loans		11,494,471		659,322		492,184		26,712		1,236		49,031		12,722,956
Available-for-sale financial assets		1,127,639		9,176		—		—		—		1,914		1,138,729
Other financial assets		2,532,299		157,323		81,557		1,944		227,392		164,521		3,165,036

	~~W~~	17,144,309	~~W~~	988,656	~~W~~	694,005	~~W~~	39,720	~~W~~	342,002	~~W~~	414,018	~~W~~	19,622,710

Financial liabilities
Financial liabilities designated at fair value through profit or loss	~~W~~	265,937	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	265,937
Derivatives held for trading		92,842		12		2,639		—		—		3,140		98,633
Derivatives held for hedging		9,176		—		—		—		—		—		9,176
Deposits		4,771,420		440,497		260,675		21,269		80,843		299,645		5,874,349
Debts		6,808,840		224,866		132,594		2,531		1,731		83,140		7,253,702
Debentures		3,220,613		—		129,833		—		—		148,444		3,498,890
Other financial liabilities		2,951,883		75,463		316,091		9,844		227,894		97,108		3,678,283

	~~W~~	18,120,711	~~W~~	740,838	~~W~~	841,832	~~W~~	33,644	~~W~~	310,468	~~W~~	631,477	~~W~~	20,678,970

Off-balance sheet items	~~W~~	16,507,107	~~W~~	21,357	~~W~~	55,230	~~W~~	4,951	~~W~~	13,445	~~W~~	179,656	~~W~~	16,781,746

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

(In millions of Korean won)	Dec. 31, 2014
	USD		JPY		EUR		GBP		CNY		Others		Total
Financial Assets
Cash and due from financial institutions	~~W~~	1,554,219	~~W~~	148,923	~~W~~	104,932	~~W~~	10,875	~~W~~	47,653	~~W~~	180,518	~~W~~	2,047,120
Financial assets held for trading		43,753		—		15,333		—		—		—		59,086
Financial assets designated at fair value through profit or loss		11,000		—		—		—		—		—		11,000
Derivatives held for trading		55,895		83		694		—		37		6		56,715
Derivatives held for hedging		5,032		—		—		—		—		—		5,032
Loans		10,753,455		900,972		402,656		6,612		3,492		115,633		12,182,820
Available-for-sale financial assets		798,353		—		—		—		—		1,914		800,267
Other financial assets		1,192,982		61,140		75,970		1,710		46,434		10,212		1,388,448

	~~W~~	14,414,689	~~W~~	1,111,118	~~W~~	599,585	~~W~~	19,197	~~W~~	97,616	~~W~~	308,283	~~W~~	16,550,488

Financial liabilities
Derivatives held for trading	~~W~~	86,046	~~W~~	—	~~W~~	921	~~W~~	—	~~W~~	—	~~W~~	47	~~W~~	87,014
Derivatives held for hedging		226		—		—		—		—		—		226
Deposits		4,611,932		389,071		188,431		19,924		21,297		273,357		5,504,012
Debts		6,382,288		258,483		303,866		880		3,577		168,908		7,118,002
Debentures		3,094,159		73,606		26,730		—		—		22,671		3,217,166
Other financial liabilities		1,194,927		76,150		78,093		7,157		46,710		13,043		1,416,080

	~~W~~	15,369,578	~~W~~	797,310	~~W~~	598,041	~~W~~	27,961	~~W~~	71,584	~~W~~	478,026	~~W~~	17,342,500

Off-balance sheet items	~~W~~	17,609,054	~~W~~	19,783	~~W~~	6,549	~~W~~	4,704	~~W~~	18,898	~~W~~	78,818	~~W~~	17,737,806

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

5. Segment Information

5.1 Overall Segment Information and Business Segments

The Group is organized into Corporate Banking, Retail Banking and Other Activities. These business divisions are based on the nature of the products and services provided, the type or class of customer, and the Group’s management organization.

Banking Business	Corporate Banking	The activities within this segment include providing credit, deposit products and other related financial services to large, small-and medium-sized enterprises and SOHOs.

	Retail Banking	The activities within this segment include providing credit, deposit products and other related financial services to individuals and households.

	Other Banking Services	The activities within this segment include trading activities in securities and derivatives, funding and other supporting activities.

Credit Card Business		The activities within this segment include credit sale, cash service, card loan and other supporting activities.

Investment & Securities Business		The activities within this segment include investment banking and brokerage services and other supporting activities.

Life Insurance Business		The activities within this segment include life insurance and other supporting activities.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

Financial information by business segment for the six-month period ended June 30, 2015, is as follows:

(In millions of Korean won)	Banking business
	Corporate Banking		Retail Banking		Other Banking Services		Sub-total		Credit Card		Investment & Securities		Life Insurance		Others		Intra-group Adjustments		Total
Operating revenues from external customers	~~W~~	803,312	~~W~~	1,099,221	~~W~~	952,729	~~W~~	2,855,262	~~W~~	639,243	~~W~~	105,152	~~W~~	68,965	~~W~~	169,228	~~W~~	—	~~W~~	3,837,850
Segment operating revenues(expenses)		66,348		—		138,236		204,584		(126,301)		1,779		(14,154)		70,336		(136,244)		—

	~~W~~	869,660	~~W~~	1,099,221	~~W~~	1,090,965	~~W~~	3,059,846	~~W~~	512,942	~~W~~	106,931	~~W~~	54,811	~~W~~	239,564	~~W~~	(136,244)	~~W~~	3,837,850
Net interest income		1,164,611		1,048,008		148,684		2,361,303		474,373		11,667		117,171		120,234		(270)		3,084,478
Interest income		1,809,271		1,993,271		524,669		4,327,211		642,313		23,549		117,189		197,360		(10,147)		5,297,475
Interest expense		(644,660)		(945,263)		(375,985)		(1,965,908)		(167,940)		(11,882)		(18)		(77,126)		9,877		(2,212,997)
Net fee and commission income		119,834		315,678		160,085		595,597		49,349		48,768		102		77,645		4,690		776,151
Fee and commission income		143,895		355,725		198,841		698,461		775,536		52,612		102		89,886		(141,255)		1,475,342
Fee and commission expense		(24,061)		(40,047)		(38,756)		(102,864)		(726,187)		(3,844)		—		(12,241)		145,945		(699,191)
Net gains(losses) on financial assets/ liabilities at fair value through profit or loss		(15)		—		153,364		153,349		—		38,468		4,755		9,194		52		205,818
Net other operating income(expense)		(414,770)		(264,465)		628,832		(50,403)		(10,780)		8,028		(67,217)		32,491		(140,716)		(228,597)
General and administrative expenses		(455,721)		(1,109,139)		(530,370)		(2,095,230)		(167,903)		(60,409)		(38,034)		(107,133)		23,258		(2,445,451)
Operating profit before provision for credit losses		413,939		(9,918)		560,595		964,616		345,039		46,522		16,777		132,431		(112,986)		1,392,399
Provision(reversal) for credit losses		(267,516)		(40,803)		(6,601)		(314,920)		(124,227)		(1,463)		7		(17,834)		(176)		(458,613)
Net operating income		146,423		(50,721)		553,994		649,696		220,812		45,059		16,784		114,597		(113,162)		933,786
Share of profit of associates		—		—		6,527		6,527		—		39		—		20		21,251		27,837
Net other non-operating income (expense)		800		—		216,188		216,988		(669)		(854)		30		1,512		(1,938)		215,069
Segment profits before income tax		147,223		(50,721)		776,709		873,211		220,143		44,244		16,814		116,129		(93,849)		1,176,692
Income tax expense		(35,144)		12,274		(120,152)		(143,022)		(51,345)		(10,751)		(3,741)		(22,558)		14,301		(217,116)
Profit for the period		112,079		(38,447)		656,557		730,189		168,798		33,493		13,073		93,571		(79,548)		959,576
Profit attributable to Shareholders of the parent company		112,079		(38,447)		656,557		730,189		168,798		33,493		13,073		78,594		(79,548)		944,599
Profit attributable to Non-controlling interests		—		—		—		—		—		—		—		14,977		—		14,977
Total assets[1]		101,033,530		107,262,223		73,153,519		281,449,272		15,720,995		5,716,742		8,048,293		26,513,612		(20,117,047)		317,331,867
Total liabilities[1]		80,538,130		127,150,205		51,340,915		259,029,250		12,069,776		5,106,691		7,459,527		6,137,898		(667,770)		289,135,372

[1]	Amounts before intra-group transaction adjustment.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

Financial information by business segment for the six-month period ended June 30, 2014, is as follows:

(In millions of Korean won)	Banking business
	Corporate Banking		Retail Banking		Other Banking Services		Sub-total		Credit Card		Investment & Securities		Life Insurance		Others		Intra-group Adjustments		Total
Operating revenues from external customers	~~W~~	895,389	~~W~~	1,097,514	~~W~~	733,492	~~W~~	2,726,395	~~W~~	652,080	~~W~~	65,169	~~W~~	52,358	~~W~~	126,344	~~W~~	—	~~W~~	3,622,346
Segment operating revenues(expenses)		12,834		(48,261)		139,766		104,339		(105,831)		2,902		(15,932)		115,851		(101,329)		—

	~~W~~	908,223	~~W~~	1,049,253	~~W~~	873,258	~~W~~	2,830,734	~~W~~	546,249	~~W~~	68,071	~~W~~	36,426	~~W~~	242,195	~~W~~	(101,329)	~~W~~	3,622,346
Net interest income		1,226,325		965,338		258,912		2,450,575		501,358		10,488		109,673		78,616		82		3,150,792
Interest income		2,030,602		2,224,627		661,895		4,917,124		683,660		21,779		109,692		126,339		(10,778)		5,847,816
Interest expense		(804,277)		(1,259,289)		(402,983)		(2,466,549)		(182,302)		(11,291)		(19)		(47,723)		10,860		(2,697,024)
Net fee and commission income		117,296		249,248		141,635		508,179		58,234		35,758		109		63,818		(597)		665,501
Fee and commission income		136,335		282,342		183,532		602,209		675,039		38,684		109		76,048		(120,737)		1,271,352
Fee and commission expense		(19,039)		(33,094)		(41,897)		(94,030)		(616,805)		(2,926)		—		(12,230)		120,140		(605,851)
Net gains(losses) on financial assets/ liabilities at fair value through profit or loss		77		(20,238)		122,788		102,627		—		28,206		5,465		33,430		(1)		169,727
Net other operating income(expense)		(435,475)		(145,095)		349,923		(230,647)		(13,343)		(6,381)		(78,821)		66,331		(100,813)		(363,674)
General and administrative expenses		(351,235)		(817,660)		(531,833)		(1,700,728)		(166,031)		(49,748)		(30,119)		(80,150)		26,782		(1,999,994)
Operating profit before provision for credit losses		556,988		231,593		341,425		1,130,006		380,218		18,323		6,307		162,045		(74,547)		1,622,352
Provision(reversal) for credit losses		(338,201)		(117,944)		(7,954)		(464,099)		(131,511)		(673)		(189)		(16,747)		—		(613,219)
Net operating income		218,787		113,649		333,471		665,907		248,707		17,650		6,118		145,298		(74,547)		1,009,133
Share of profit of associates		—		—		36,574		36,574		—		(1)		—		(14,348)		11,581		33,806
Net other non-operating income (expense)		269		—		6,734		7,003		(815)		321		(117)		(23,327)		(2,249)		(19,184)
Segment profits before income tax		219,056		113,649		376,779		709,484		247,892		17,970		6,001		107,623		(65,215)		1,023,755
Income tax expense		(52,093)		(41,774)		(83,207)		(177,074)		(58,457)		(4,773)		(4,741)		(15,276)		(5,271)		(265,592)
Profit for the period		166,963		71,875		293,572		532,410		189,435		13,197		1,260		92,347		(70,486)		758,163
Profit attributable to Shareholders of the parent company		166,963		71,875		293,572		532,410		189,435		13,197		1,260		85,637		(70,486)		751,453
Profit attributable to Non-controlling interests		—		—		—		—		—		—		—		6,710		—		6,710
Total assets[1]		94,313,469		111,074,156		70,066,039		275,453,664		15,886,769		4,131,568		7,680,184		25,965,518		(20,761,995)		308,355,708
Total liabilities[1]		83,780,834		123,792,699		45,939,658		253,513,191		12,406,314		3,554,828		7,096,459		5,347,261		(1,075,017)		280,843,036

[1]	Amounts as of December 31, 2014, before intra-group transaction adjustment.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

5.2 Services and Geographical Segments

5.2.1 Services information

Operating revenues from external customers by services for the six-month periods ended June 30, 2015 and 2014, are as follows:

(In millions of Korean won)
	June 30, 2015		June 30, 2014
Banking service	~~W~~	2,855,262	~~W~~	2,726,395
Credit card service		639,243		652,080
Securities service		105,152		65,169
Life insurance service		68,965		52,358
Other service		169,228		126,344

	~~W~~	3,837,850	~~W~~	3,622,346

5.2.2 Geographical information

Geographical operating revenues from external customers for the six-month periods ended June 30, 2015 and 2014, and major non-current assets as of June 30, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)
	June 30, 2015				June 30, 2014		Dec. 31, 2014
	Revenues from external customers		Major non- current assets		Revenues from external customers		Major non- current assets
Domestic	~~W~~	3,794,962	~~W~~	3,731,494	~~W~~	3,568,340	~~W~~	3,807,792
United States		5,828		217		6,090		256
New Zealand		2,952		127		3,444		193
China		18,522		6,471		25,585		7,518
Japan		7,111		1,540		10,013		1,391
Argentina		—		—		(118)		—
Vietnam		1,532		242		1,659		287
Cambodia		2,617		465		3,046		564
United Kingdom		4,326		104		4,287		108
Intra-group adjustment		—		134,692		—		131,342

	~~W~~	3,837,850	~~W~~	3,875,352	~~W~~	3,622,346	~~W~~	3,949,451

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

6. Financial Assets and Financial Liabilities

6.1 Classification and Fair value of Financial Instruments

Carrying amount and fair value of financial assets and liabilities as of June 30, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	June 30, 2015				Dec. 31, 2014
	Carrying amount		Fair value		Carrying amount		Fair value
Financial assets
Cash and due from financial institutions	~~W~~	17,893,509	~~W~~	17,913,604	~~W~~	15,423,847	~~W~~	15,425,123
Financial assets held for trading		9,411,282		9,411,282		10,121,570		10,121,570
Debt securities		8,823,288		8,823,288		9,712,208		9,712,208
Equity securities		525,457		525,457		358,017		358,017
Others		62,537		62,537		51,345		51,345
Financial assets designated at fair value through profit or loss		747,397		747,397		636,340		636,340
Equity securities		220,199		220,199		134,172		134,172
Derivative linked securities		527,198		527,198		502,168		502,168
Derivatives held for trading		1,835,867		1,835,867		1,858,637		1,858,637
Derivatives held for hedging		97,763		97,763		109,553		109,553
Loans		234,380,878		234,962,227		231,449,653		232,084,413
Available-for-sale financial assets		22,157,448		22,157,448		22,391,466		22,391,466
Debt securities		18,788,788		18,788,788		19,359,822		19,359,822
Equity securities		3,368,660		3,368,660		3,031,644		3,031,644
Held-to-maturity financial assets		14,181,435		14,641,733		12,569,154		13,050,574
Other financial assets		9,988,837		9,988,837		7,559,631		7,559,631

	~~W~~	310,694,416	~~W~~	311,756,158	~~W~~	302,119,851	~~W~~	303,237,307

Financial liabilities
Financial liabilities held for trading	~~W~~	968,506	~~W~~	968,506	~~W~~	836,542	~~W~~	836,542
Financial liabilities designated at fair value through profit or loss		1,705,260		1,705,260		982,426		982,426
Derivatives held for trading		1,829,012		1,829,012		1,775,341		1,775,341
Derivatives held for hedging		30,377		30,377		22,049		22,049
Deposits		212,317,578		212,887,403		211,549,121		211,946,808
Debts		16,278,005		16,320,568		15,864,500		15,944,770
Debentures		30,169,987		30,735,258		29,200,706		29,752,202
Other financial liabilities		16,387,153		16,373,792		11,918,820		11,918,865

	~~W~~	279,685,878	~~W~~	280,850,176	~~W~~	272,149,505	~~W~~	273,179,003

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

The fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. For each class of financial assets and financial liabilities, the Group discloses the fair value of that class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is a quoted price in an active market.

Methods of determining fair value for financial instruments are as follows:

Cash and due from financial institutions

The carrying amounts of cash and demand due from financial institutions and payment due from financial institutions are a reasonable approximation of fair values. These financial instruments do not have a fixed maturity and are receivable on demand. Fair value of ordinary due from financial institutions is measured using DCF model (Discounted Cash Flow Model).

Investment securities

The fair value of financial instruments that are quoted in active markets is determined using the quoted prices. Fair value is determined through the use of independent third-party pricing services where quoted prices are not available. Pricing services use one or more of the following valuation techniques including DCF Model, Free Cash Flow to Equity Model, Comparable Company Analysis, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method.

Loans

DCF model is used to determine the fair value of loans. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at appropriate discount rate.

Derivatives

For exchange traded derivatives, quoted price in an active market is used to determine fair value and for OTC derivatives, fair value is determined using valuation techniques. The Group uses internally developed valuation models that are widely used by market participants to determine fair values of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including the Finite Difference Method and the Monte Carlo Simulation or independent third-party valuation service.

Deposits

Carrying amount of demand deposits is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of time deposits is determined using a DCF model. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

Debts

Carrying amount of overdraft in foreign currency is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of other debts is determined using a DCF model discounting contractual future cash flows at an appropriate discount rate.

Debentures	Fair value is determined by using the valuations of independent third-party pricing services, which are calculated using market inputs.

Other financial assets and liabilities

The carrying amounts are reasonable approximation of fair values. These financial instruments are temporary accounts used for other various transactions and their maturities are relatively short or not defined. However, fair value of finance lease liabilities is measured using a DCF model.

Fair value hierarchy

The Group believes that valuation methods used for measuring the fair values of financial instruments are reasonable and that the fair values recognized in the statements of financial position are appropriate. However, the fair values of the financial instruments recognized in the statements of financial position may be different if other valuation methods or assumptions are used. Additionally, as there is a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Group classifies and discloses fair value of the financial instruments into the following three-level hierarchy:

Level 1: The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2: The fair values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: The fair values are based on unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety shall be determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety. If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

Fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position

The fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position as of June 30, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	June 30, 2015
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets held for trading
Debt securities	~~W~~	3,770,245	~~W~~	5,053,043	~~W~~	—	~~W~~	8,823,288
Equity securities		304,415		221,042		—		525,457
Others		62,537		—		—		62,537

		4,137,197		5,274,085		—		9,411,282

Financial assets designated at fair value through profit or loss
Equity securities		—		220,199		—		220,199
Derivative linked securities		—		226,708		300,490		527,198

		—		446,907		300,490		747,397

Derivatives held for trading		2,262		1,783,289		50,316		1,835,867

Derivatives held for hedging		—		96,186		1,577		97,763

Available-for-sale financial assets[1]
Debt securities		4,043,201		14,745,176		411		18,788,788
Equity securities		1,140,089		327,874		1,900,697		3,368,660

		5,183,290		15,073,050		1,901,108		22,157,448

	~~W~~	9,322,749	~~W~~	22,673,517	~~W~~	2,253,491	~~W~~	34,249,757

Financial liabilities
Financial liabilities held for trading	~~W~~	968,506	~~W~~	—	~~W~~	—	~~W~~	968,506
Financial liabilities designated at fair value through profit or loss		—		264,220		1,441,040		1,705,260
Derivatives held for trading		6,165		1,789,212		33,635		1,829,012
Derivatives held for hedging		—		29,717		660		30,377

	~~W~~	974,671	~~W~~	2,083,149	~~W~~	1,475,335	~~W~~	4,533,155

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

(In millions of Korean won)	Dec. 31, 2014
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets held for trading
Debt securities	~~W~~	4,371,105	~~W~~	5,341,103	~~W~~	—	~~W~~	9,712,208
Equity securities		248,689		109,328		—		358,017
Others		51,345		—		—		51,345

		4,671,139		5,450,431		—		10,121,570

Financial assets designated at fair value through profit or loss
Equity securities		—		134,172		—		134,172
Derivative linked securities		—		—		502,168		502,168

		—		134,172		502,168		636,340

Derivatives held for trading		348		1,793,894		64,395		1,858,637

Derivatives held for hedging		—		109,293		260		109,553

Available-for-sale financial assets[1]
Debt securities		6,982,339		12,377,142		341		19,359,822
Equity securities		1,052,269		178,377		1,800,998		3,031,644

		8,034,608		12,555,519		1,801,339		22,391,466

	~~W~~	12,706,095	~~W~~	20,043,309	~~W~~	2,368,162	~~W~~	35,117,566

Financial liabilities
Financial liabilities held for trading	~~W~~	836,542	~~W~~	—	~~W~~	—	~~W~~	836,542
Financial liabilities designated at fair value through profit or loss		—		—		982,426		982,426
Derivatives held for trading		1,146		1,751,617		22,578		1,775,341
Derivatives held for hedging		—		19,768		2,281		22,049

	~~W~~	837,688	~~W~~	1,771,385	~~W~~	1,007,285	~~W~~	3,616,358

[1]	The amounts of equity securities carried at cost in “Level 3” which do not have a quoted market price in an active market and cannot be measured reliably at fair value are ~~W~~106,670 million and ~~W~~93,435 million as of June 30, 2015 and December 31, 2014, respectively. These equity securities are carried at cost because it is practically difficult to quantify the intrinsic values of the equity securities issued by unlisted public and non-profit entities. In addition, due to significant fluctuations in estimated cash flows arising from entities being in its initial stages, which further results in varying and unpredictable probabilities, unlisted equity securities issued by project financing cannot be reliably and reasonably assessed. Therefore, these equity securities are carried at cost. The Group has no plan to sell these instruments in the near future.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

Valuation techniques and the inputs used in the fair value measurement classified as Level 2

The financial assets and liabilities measured at fair value classified as Level 2 in the statements of financial position as of June 30, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	June 30, 2015
	Fair value		Valuation techniques	Inputs
Financial assets
Financial assets held for trading
Debt securities	~~W~~	5,053,043	DCF Model	Discount rate
Equity securities		221,042	DCF Model, Net Asset Value	Discount rate, Fair value of underlying asset

		5,274,085

Financial assets designated at fair value through profit or loss
Equity securities		220,199	DCF Model	Discount rate
Derivative linked securities		226,708	DCF Model, Closed Form, Monte Carlo Simulation	Discount rate, Volatility of underlying asset

		446,907

Derivatives held for trading		1,783,289	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate, Stock price and others

Derivatives held for hedging		96,186	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate and others

Available-for-sale financial assets
Debt securities		14,745,176	DCF Model	Discount rate
Equity securities		327,874	DCF Model, Net Asset Value	Discount rate, Fair value of underlying asset

		15,073,050

	~~W~~	22,673,517

Financial liabilities
Financial liabilities designated at fair value through profit or loss
Derivative linked securities	~~W~~	264,220	DCF Model, Closed Form, Monte Carlo Simulation	Discount rate, Volatility of underlying asset
Derivatives held for trading		1,789,212	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate, Stock price and others
Derivatives held for hedging		29,717	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate and others

	~~W~~	2,083,149

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

(In millions of Korean won)	Dec. 31, 2014
	Fair value		Valuation techniques	Inputs
Financial assets
Financial assets held for trading
Debt securities	~~W~~	5,341,103	DCF Model	Discount rate
Equity securities		109,328	DCF Model, Net Asset Value	Discount rate, Fair value of underlying asset

		5,450,431

Financial assets designated at fair value through profit or loss
Equity securities		134,172	DCF Model	Discount rate

Derivatives held for trading		1,793,894	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate, Stock price and others

Derivatives held for hedging		109,293	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate and others

Available-for-sale financial assets
Debt securities		12,377,142	DCF Model	Discount rate
Equity securities		178,377	DCF Model, Net Asset Value	Discount rate, Fair value of underlying asset

		12,555,519

	~~W~~	20,043,309

Financial liabilities
Derivatives held for trading	~~W~~	1,751,617	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate, Stock price and others
Derivatives held for hedging		19,768	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate and others

	~~W~~	1,771,385

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

Fair value hierarchy of financial assets and liabilities whose the fair values are disclosed

The fair value hierarchy of financial assets and liabilities which the fair value is disclosed as of June 30, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	June 30, 2015
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	2,780,643	~~W~~	13,482,088	~~W~~	1,650,873	~~W~~	17,913,604
Loans		—		—		234,962,227		234,962,227
Held-to-maturity financial assets		2,597,264		12,044,469		—		14,641,733
Other financial assets[2]		—		—		9,988,837		9,988,837

	~~W~~	5,377,907	~~W~~	25,526,557	~~W~~	246,601,937	~~W~~	277,506,401

Financial liabilities
Deposits[1]	~~W~~	—	~~W~~	91,408,192	~~W~~	121,479,211	~~W~~	212,887,403
Debts[3]		—		134,645		16,185,923		16,320,568
Debentures		—		30,202,409		532,849		30,735,258
Other financial liabilities[4]		—		—		16,373,792		16,373,792

	~~W~~	—	~~W~~	121,745,246	~~W~~	154,571,775	~~W~~	276,317,021

(In millions of Korean won)	Dec. 31, 2014
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	2,588,407	~~W~~	10,879,916	~~W~~	1,956,800	~~W~~	15,425,123
Loans		—		—		232,084,413		232,084,413
Held-to-maturity financial assets		2,639,552		10,411,022		—		13,050,574
Other financial assets[2]		—		—		7,559,631		7,559,631

	~~W~~	5,227,959	~~W~~	21,290,938	~~W~~	241,600,844	~~W~~	268,119,741

Financial liabilities
Deposits[1]	~~W~~	—	~~W~~	82,709,205	~~W~~	129,237,603	~~W~~	211,946,808
Debts[3]		—		48,984		15,895,786		15,944,770
Debentures		—		29,256,810		495,392		29,752,202
Other financial liabilities[4]		—		—		11,918,865		11,918,865

	~~W~~	—	~~W~~	112,014,999	~~W~~	157,547,646	~~W~~	269,562,645

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

[1]	The amounts included in Level 2 are the carrying amounts which are reasonable approximations of the fair values.
[2]	The ~~W~~9,988,837 million and ~~W~~7,559,631 million of other financial assets included in Level 3 are the carrying amounts which are reasonable approximations of fair values as of June 30, 2015 and December 31, 2014, respectively.
[3]	The ~~W~~14,436 million and ~~W~~48,984 million of debts included in Level 2 are the carrying amounts which are reasonable approximations of fair values as of June 30, 2015 and December 31, 2014, respectively.
[4]	The ~~W~~16,101,188 million and ~~W~~11,700,895 million of other financial liabilities included in Level 3 are the carrying amounts which are reasonable approximations of fair values as of June 30, 2015 and December 31, 2014, respectively.

Valuation techniques and the inputs used in the fair value measurement

Valuation techniques and inputs of financial assets and liabilities which are disclosed by the carrying amounts because it is a reasonable approximation of fair value are not subject to be disclosed.

Valuation techniques and inputs of financial assets and liabilities whose the fair values are disclosed and classified as Level 2 as of June 30, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	June 30, 2015
	Fair value		Valuation technique	Inputs
Financial assets
Held-to-maturity financial assets	~~W~~	12,044,469	DCF Model	Discount rate
Financial liabilities
Debts		120,209	DCF Model	Discount rate
Debentures		30,202,409	DCF Model	Discount rate

(In millions of Korean won)	Dec. 31, 2014
	Fair value		Valuation technique	Inputs
Financial assets
Held-to-maturity financial assets	~~W~~	10,411,022	DCF Model	Discount rate
Financial liabilities
Debentures		29,256,810	DCF Model	Discount rate

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

Valuation techniques and inputs of financial assets and liabilities whose the fair values are disclosed and classified as Level 3 as of June 30, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)
	June 30, 2015
	Fair value		Valuation technique	Inputs	Unobservable inputs
Financial assets
Cash and due from financial institutions	~~W~~	1,650,873	DCF Model	Credit spread, Other spread, Interest rates	Credit spread, Other spread
Loans		234,962,227	DCF Model	Credit spread, Other spread, Prepayment rate, Interest rates	Credit spread, Other spread, Prepayment rate

	~~W~~	236,613,100

Financial liabilities
Deposits	~~W~~	121,479,211	DCF Model	Other spread, Prepayment rate, Interest rates	Other spread, Prepayment rate
Debts		16,185,923	DCF Model	Other spread, Interest rates	Other spread
Debentures		532,849	DCF Model	Other spread, Implied default probability, Interest rates	Other spread, Implied default probability
Other financial liabilities		272,604	DCF Model	Other spread, Interest rates	Other spread

	~~W~~	138,470,587

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

(In millions of Korean won)
	Dec. 31, 2014
	Fair value		Valuation technique	Inputs	Unobservable inputs
Financial assets
Cash and due from financial institutions	~~W~~	1,956,800	DCF Model	Credit spread, Other spread, Interest rates	Credit spread, Other spread
Loans		232,084,413	DCF Model	Credit spread, Other spread, Prepayment rate, Interest rates	Credit spread, Other spread, Prepayment rate

	~~W~~	234,041,213

Financial liabilities
Deposits	~~W~~	129,237,603	DCF Model	Other spread, Prepayment rate, Interest rates	Other spread, Prepayment rate
Debts		15,895,786	DCF Model	Other spread, Interest rates	Other spread
Debentures		495,392	DCF Model	Other spread, Implied default probability, Interest rates	Other spread, Implied default probability
Other financial liabilities		217,970	DCF Model	Other spread, Interest rates	Other spread

	~~W~~	145,846,751

6.2 Level 3 of the fair value hierarchy disclosure

6.2.1 Valuation policy and process of Level 3 fair value

The Group uses external, independent and qualified independent third-party valuation service in addition to internal valuation models to determine the fair value of the Group’s assets at the end of every reporting period.

Where a reclassification between the levels of the fair value hierarchy occurs for a financial asset or liability, the Group’s policy is to recognize such transfers as having occurred at the beginning of the reporting period.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

6.2.2 Changes in fair value (Level 3) measured using valuation technique based on unobservable in market

Changes in Level 3 of the fair value hierarchy for the six-month periods ended June 30, 2015 and 2014, are as follows:

(In millions of Korean won)	June 30, 2015
	Financial assets at fair value through profit or loss		Financial investments		Financial liabilities at fair value through profit or loss		Net derivatives
	Designated at fair value through profit or loss		Available- for-sale financial assets		Designated at fair value through profit or loss		Derivatives held for trading		Derivatives held for hedging
Beginning balance	~~W~~	502,168	~~W~~	1,801,339	~~W~~	(982,426)	~~W~~	41,817	~~W~~	(2,021)
Total gains or losses
- Profit or loss		9,584		126,893		(17,312)		17,866		2,938
- Other comprehensive income		—		(64,577)		—		—		—
Purchases		293,119		394,287		—		1,467		—
Sales		(504,381)		(361,835)		—		(7,970)		—
Issues		—		—		(1,283,157)		(9,556)		—
Settlements		—		—		841,855		(26,943)		—
Transfers into Level 3		—		6,803		—		—		—
Transfers out of Level 3		—		(1,802)		—		—		—

Ending balance	~~W~~	300,490	~~W~~	1,901,108	~~W~~	(1,441,040)	~~W~~	16,681	~~W~~	917

(In millions of Korean won)	June 30, 2014
	Financial assets at fair value through profit or loss		Financial investments		Financial liabilities at fair value through profit or loss		Net derivatives
	Designated at fair value through profit or loss		Available- for-sale financial assets		Designated at fair value through profit or loss		Derivatives held for trading		Derivatives held for hedging
Beginning balance	~~W~~	233,928	~~W~~	1,662,053	~~W~~	(878,565)	~~W~~	7,802	~~W~~	(8,390)
Total gains or losses
- Profit or loss		5,618		(46,070)		(20,662)		14,361		1,300
- Other comprehensive income		—		85,589		—		—		—
Purchases		214,238		65,435		—		(1,473)		—
Sales		(157,766)		(73,024)		—		(2,179)		—
Issues		—		—		(658,867)		(348)		—
Settlements		—		—		534,254		(548)		(209)
Transfers into Level 3		—		4,680		—		—		—
Transfers out of Level 3		—		(10,439)		—		—		—
Business combination		—		6,834		—		—		—

Ending balance	~~W~~	296,018	~~W~~	1,695,058	~~W~~	(1,023,840)	~~W~~	17,615	~~W~~	(7,299)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

In relation to changes in Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period, and total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period in the statements of comprehensive income for the six-month periods ended June 30, 2015 and 2014, are as follows:

(In millions of Korean won)	June 30, 2015
	Net income from financial investments at fair value through profit or loss		Other operating income		Net interest income
Total gains or losses included in profit or loss for the period	~~W~~	10,138	~~W~~	129,824	~~W~~	7
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period		30,751		61,921		7

(In millions of Korean won)	June 30, 2014
	Net income from financial investments at fair value through profit or loss		Other operating income	Net interest income
Total gains or losses included in profit or loss for the period	~~W~~	(683)	~~W~~ (44,842)	~~W~~	72
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period		11,729	(51,401)		72

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

6.2.3 Sensitivity analysis of changes in unobservable inputs

Information about fair value measurements using unobservable inputs

(In millions of Korean won)	June 30, 2015
	Fair value		Valuation technique	Inputs	Unobservable inputs	Range of unobservable inputs(%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets designated at fair value through profit or loss
Derivative linked securities	~~W~~	254,578	Monte Carlo Simulation, Closed Form	Price of the underlying asset, Interest rates, Dividend yield, Volatility of the underlying asset, Correlation between underlying asset,	Volatility of the underlying asset	2.21~56.64	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	-1.49~61.54	The higher the correlation between underlying asset, the higher the fair value fluctuation
Other derivative linked securities		45,912	Gaussian 1 factor model	Interest rates, Correlation between underlying asset	Correlation between underlying asset	0.00~100.00	The higher the correlation between underlying asset, the higher the fair value fluctuation

Derivatives held for trading
Stock and index		49,954	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Binomial trees, Black-Scholes Model	Price of the underlying asset, Interest rates, Dividend yield, Volatility of the underlying asset, Correlation between underlying asset	Volatility of the underlying asset	3.20~44.64	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	-4.47~66.96	The higher the correlation between underlying asset, the higher the fair value fluctuation
Currency and interest rate		317	DCF Model,	Interest rates, Foreign exchange rate, Loss given default	Loss given default	6.00~100.00	The higher the loss given default, the lower the fair value
Others		45	Monte-Carlo Simulation	Index, Interest rates, Volatility of the index, Volatility of interest rate	Volatility of the index	30.43	The higher the volatility, the higher the fair value fluctuation
					Volatility of interest rate	0.43	The higher the volatility, the higher the fair value fluctuation

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

Derivatives held for hedging
Interest rate		1,577	DCF Model, Closed Form, FDM, Monte-Carlo Simulation	Price of the underlying asset, Interest rates, Volatility of the underlying asset	Volatility of the underlying asset	5.59	The higher the volatility, the higher the fair value fluctuation
Available-for-sale financial assets
Debt securities		411	DCF Model	Discount rate	Discount rate	6.19	The lower the discount rate, the higher the fair value
Equity securities		1,900,697	DCF Model, Comparable Company Analysis, Adjusted discount rate method, Binomial trees, Net asset value method, Dividend discount model, Hull and White model	Growth rate, Discount rate, Volatility of interest rate, Liquidation value, Recovery rate of receivables’ acquisition cost	Growth rate	0.00~3.00	The higher the growth rate, the higher the fair value
					Discount rate	1.92~19.96	The lower the discount rate, the higher the fair value
					Volatility of interest rate	20.90~24.25	The higher the volatility, the higher the fair value fluctuation
					Liquidation value	0.00	The higher the liquidation value, the higher the fair value
					Recovery rate of receivables’ acquisition cost	155.83	The higher the recovery rate of receivables’ acquisition cost, the higher the fair value

	~~W~~	2,253,491

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

Financial liabilities
Financial liabilities designated at fair value through profit or loss
Derivative linked securities	~~W~~	1,441,040	Closed Form, Monte-Carlo Simulation, Hull and White Model	Price of the underlying asset, Interest rates, Dividend yield, Volatility of the underlying asset, Correlation between underlying asset	Volatility of the underlying asset	5.00~56.92	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	-100.00~100.00	The higher the correlation between underlying asset, the higher the fair value fluctuation
Derivatives held for trading
Stock and index		24,894	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Black-Scholes Model	Price of the underlying asset, Interest rates, Volatility of the underlying asset, Correlation between underlying asset, Dividend yield	Volatility of the underlying asset	5.00~57.40	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	-1.03~66.96	The higher the correlation between underlying asset, the higher the fair value fluctuation
Interest rate		528	DCF Model, Hull and White Model	Interest rates, Correlation between underlying asset	Correlation between underlying asset	-100.00~100.00	The higher the correlation, the higher the fair value fluctuation
Others		8,213	Monte-Carlo Simulation, Hull and White Model	Index, Interest rates, Volatility of the index, Volatility of interest rate	Volatility of the index	30.43	The higher the volatility, the higher the fair value fluctuation
					Volatility of interest rate	0.43~24.25	The higher the volatility, the higher the fair value fluctuation
Derivatives held for hedging
Interest rate		660	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Price of the underlying asset, Interest rates, Volatility of the underlying asset	Volatility of the underlying asset	2.90~5.59	The higher the volatility, the higher the fair value fluctuation

	~~W~~	1,475,335

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

(In millions of Korean won)	Dec 31, 2014
	Fair value		Valuation technique	Inputs	Unobservable inputs	Range of unobservable inputs(%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets designated at fair value through profit or loss
Derivative linked securities	~~W~~	502,168	Monte Carlo Simulation, Closed Form, DCF Model, Black-Derman-Toy Model

Price of the underlying asset, Interest rates, Dividend yield, Discount rate, Volatility of the underlying asset, Correlation between underlying asset, Probability of Default, Volatility of interest rate

					Volatility of the underlying asset	2.82~48.96	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	-7.75~59.13	The higher the correlation between underlying asset, the higher the fair value fluctuation
					Probability of Default	0.17~4.42	The higher the probability of default, the lower the fair value
					Volatility of interest rate	4.48	The higher volatility of interest rate, the higher the fair value fluctuation
Derivatives held for trading
Stock and index		61,400	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Binomial trees, Black-Scholes Model	Price of the underlying asset, Interest rates, Dividend yield, Discount rate, Volatility of the underlying asset, Correlation between underlying asset	Volatility of the underlying asset	4.80~45.82	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	-3.27~59.13	The higher the correlation between underlying asset, the higher the fair value fluctuation
Currency		2,995	DCF Model	Interest rates, Foreign exchange rate, Loss given default	Loss given default	6.78~90.56	The higher the loss given default, the lower the fair value

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

Derivatives held for hedging
Interest rate		260	DCF Model, Closed Form, FDM, MonteCarlo Simulation	Price of the underlying asset, Interest rates, Volatility of the underlying asset	Volatility of the underlying asset	3.91	The higher the volatility, the higher the fair value fluctuation
Available-for-sale financial assets
Debt securities		341	DCF Model	Discount rate	Discount rate	9.21	The lower the discount rate, the higher the fair value
Equity securities		1,800,998	DCF Model, Comparable Company Analysis, Adjusted discount rate method, Binomial trees, Discounted cash flows to equity, Net asset value method, Dividend discount model, Hull and White model	Growth rate, Discount rate, Volatility of interest rate, Volatilities of real estate selling price, Liquidation value, Recovery rate of receivables’ acquisition cost	Growth rate	0.00~3.00	The higher the growth rate, the higher the fair value
					Discount rate	2.29~23.25	The lower the discount rate, the higher the fair value
					Volatility of interest rate	16.25~21.45	The higher the volatility, the higher the fair value fluctuation
					Volatilities of real estate selling price	1.10	The higher the real estate selling price, the higher the fair value
					Liquidation value	0.00	The higher the liquidation value, the higher the fair value
					Recovery rate of receivables’ acquisition cost	155.83	The higher the recovery rate of receivables’ acquisition cost, the higher the fair value

	~~W~~	2,368,162

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

Financial liabilities
Financial liabilities designated at fair value through profit or loss
Derivative linked securities	~~W~~	982,426	Closed Form, Monte Carlo Simulation	Price of the underlying asset, Interest rates, Dividend yield, Volatility of the underlying asset, Correlation between underlying asset	Volatility of the underlying asset	3.42~48.89	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	-7.75~59.13	The higher the correlation between underlying asset, the higher the fair value fluctuation
Derivatives held for trading
Stock and index		13,529	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Black-Scholes Model	Price of the underlying asset, Interest rates, Volatility of the underlying asset, Correlation between underlying asset, Dividend yield	Volatility of the underlying asset	11.15~41.79	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	-3.83~68.20	The higher the correlation between underlying asset, the higher the fair value fluctuation
Others		9,049	Hull and White model	Interest rates, Volatility of interest rate	Volatility of interest rate	16.25~21.45	The higher the volatility, the higher the fair value fluctuation
Derivatives held for hedging
Interest rate		2,281	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Price of the underlying asset, Interest rates, Volatility of the underlying asset	Volatility of the underlying asset	2.35~3.91	The higher the volatility, the higher the fair value fluctuation

	~~W~~	1,007,285

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in the fair value of financial instruments which are affected by the unobservable parameters, using a statistical technique. When the fair value is affected by more than two input parameters, the amounts represent the most favorable or most unfavorable. Amongst Level 3 financial instruments subject to sensitivity analysis are equity-related derivatives, currency-related derivatives and interest rate-related derivatives whose fair value changes are recognized in profit or loss as well as debt securities and unlisted equity securities (including private equity funds) whose fair value changes are recognized in profit or loss or other comprehensive income or loss.

Sensitivity analyses by type of instrument as a result of varying input parameters are as follows:

(In millions of Korean won)	June 30, 2015
	Recognition in profit or loss				Other comprehensive income or loss
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets designated at fair value through profit or loss
Derivative linked securities[1]	~~W~~	4,442	~~W~~	(6,655)	~~W~~	—	~~W~~	—
Derivatives held for trading[2]		2,426		(2,815)		—		—
Derivatives held for hedging[2]		102		(91)		—		—
Available-for-sale financial assets
Debt securities[3]		—		—		23		(21)
Equity securities[4]		—		—		174,465		(84,571)

	~~W~~	6,970	~~W~~	(9,561)	~~W~~	174,488	~~W~~	(84,592)

Financial liabilities
Financial liabilities designated at fair value through profit or loss[1]	~~W~~	28,331	~~W~~	(17,190)	~~W~~	—	~~W~~	—
Derivatives held for trading[2]		10,200		(19,154)		—		—
Derivatives held for hedging[2]		25		(24)		—		—

	~~W~~	38,556	~~W~~	(36,368)	~~W~~	—	~~W~~	—

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

(In millions of Korean won)	Dec. 31, 2014
	Recognition in profit or loss				Other comprehensive income or loss
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets designated at fair value through profit or loss
Derivative linked securities[1]	~~W~~	6,006	~~W~~	(10,768)	~~W~~	—	~~W~~	—
Derivatives held for trading[2]		9,851		(8,194)		—		—
Derivatives held for hedging[2]		17		(15)		—		—
Available-for-sale financial assets
Debt securities[3]		—		—		20		(18)
Equity securities[4]		—		—		388,278		(147,164)

	~~W~~	15,874	~~W~~	(18,977)	~~W~~	388,298	~~W~~	(147,182)

Financial liabilities
Financial liabilities designated at fair value through profit or loss[1]	~~W~~	23,283	~~W~~	(15,248)	~~W~~	—	~~W~~	—
Derivatives held for trading[2]		4,211		(6,812)		—		—
Derivatives held for hedging[2]		86		(76)		—		—

	~~W~~	27,580	~~W~~	(22,136)	~~W~~	—	~~W~~	—

[1]	For financial assets designated at fair value through profit or loss, the changes in fair value are calculated by shifting principal unobservable input parameters such as stock price fluctuation range of underlying assets by +/- 10%.
[2]	For stock and index-related derivatives, the changes in fair value are calculated by shifting principal unobservable input parameters such as the correlation of rates of return on stocks and the volatility of the underlying asset by ± 10%. For foreign currency derivatives, the changes in fair value are calculated by shifting the unobservable input parameters, such as the loss given default ratio by ± 1%. For interest rate-related derivatives, the correlation of the interest rates or the volatility of the underlying asset is shifted by ± 10% to calculate the fair value changes.
[3]	For debt securities, the changes in fair value are calculated by shifting principal unobservable input parameters such as discount rate by +/- 1%.
[4]	For equity securities, the changes in fair value are calculated by shifting principal unobservable input parameters such as correlation between growth rate (0~0.5%) and discount rate, liquidation value (-1~1%) and discount rate, or recovery rate of receivables’ acquisition cost (-1~1%). Sensitivity of fair values to unobservable parameters of private equity fund is practically impossible, but in the case of equity fund composed of real estates, the changes in fair value are calculated by shifting correlation between discount rate (-1~1%) and volatilities of real estate price (-1~1%).

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

6.2.4 Day one gain or loss

If the Group uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of financial instruments, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price and the difference is deferred and not recognized in profit or loss, and is amortized by using the straight-line method over the life of the financial instrument. If the fair value of the financial instruments is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss.

The aggregate difference yet to be recognized in profit or loss at the beginning and end of the period and a reconciliation of changes in the balance of this difference, are as follows:

(In millions of Korean won)	June 30, 2015		June 30, 2014
Balance at the beginning of the period (A)	~~W~~	1,376	~~W~~	4,190
New transactions (B)		3,784		1,752
Amounts recognized in profit or loss during the period (C=a+b)		(1,512)		(2,164)
a. Amortization		(1,418)		(1,736)
b. Settlement		(94)		(428)

Balance at the end of the period (A+B+C)	~~W~~	3,648	~~W~~	3,778

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

6.3 Carrying amounts of financial instruments by category

Financial assets and liabilities are measured at fair value or amortized cost.

The carrying amounts of financial assets and liabilities by category as of June 30, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)
	June 30, 2015
	Financial assets at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Loans and receivables		Available- for-sale financial assets		Held-to- Maturity financial assets		Derivatives held for hedging		Total
Financial assets
Cash and due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	17,893,509	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	17,893,509
Financial assets at fair value through profit or loss		9,411,282		747,397		—		—		—		—		10,158,679
Derivatives		1,835,867		—		—		—		—		97,763		1,933,630
Loans		—		—		234,380,878		—		—		—		234,380,878
Financial investments		—		—		—		22,157,448		14,181,435		—		36,338,883
Other financial assets		—		—		9,988,837		—		—		—		9,988,837

	~~W~~	11,247,149	~~W~~	747,397	~~W~~	262,263,224	~~W~~	22,157,448	~~W~~	14,181,435	~~W~~	97,763	~~W~~	310,694,416

(In millions of Korean won)
	June 30, 2015
	Financial liabilities at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Financial liabilities at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	968,506	~~W~~	1,705,260	~~W~~	—	~~W~~	—	~~W~~	2,673,766
Derivatives		1,829,012		—		—		30,377		1,859,389
Deposits		—		—		212,317,578		—		212,317,578
Debts		—		—		16,278,005		—		16,278,005
Debentures		—		—		30,169,987		—		30,169,987
Other financial liabilities		—		—		16,387,153		—		16,387,153

	~~W~~	2,797,518	~~W~~	1,705,260	~~W~~	275,152,723	~~W~~	30,377	~~W~~	279,685,878

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

(In millions of Korean won)
	Dec. 31, 2014
	Financial assets at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Loans and receivables		Available- for-sale financial assets		Held-to- Maturity financial assets		Derivatives held for hedging		Total
Financial assets
Cash and due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	15,423,847	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	15,423,847
Financial assets at fair value through profit or loss		10,121,570		636,340		—		—		—		—		10,757,910
Derivatives		1,858,637		—		—		—		—		109,553		1,968,190
Loans		—		—		231,449,653		—		—		—		231,449,653
Financial investments		—		—		—		22,391,466		12,569,154		—		34,960,620
Other financial assets		—		—		7,559,631		—		—		—		7,559,631

	~~W~~	11,980,207	~~W~~	636,340	~~W~~	254,433,131	~~W~~	22,391,466	~~W~~	12,569,154	~~W~~	109,553	~~W~~	302,119,851

(In millions of Korean won)
	Dec. 31, 2014
	Financial liabilities at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Financial liabilities at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	836,542	~~W~~	982,426	~~W~~	—	~~W~~	—	~~W~~	1,818,968
Derivatives		1,775,341		—		—		22,049		1,797,390
Deposits		—		—		211,549,121		—		211,549,121
Debts		—		—		15,864,500		—		15,864,500
Debentures		—		—		29,200,706		—		29,200,706
Other financial liabilities		—		—		11,918,820		—		11,918,820

	~~W~~	2,611,883	~~W~~	982,426	~~W~~	268,533,147	~~W~~	22,049	~~W~~	272,149,505

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

6.4 Offsetting financial assets and financial liabilities

The Group enters into International Derivatives Swaps and Dealers Association (“ISDA”) master netting agreements and other arrangements with the Group’s derivative and spot exchange counterparties. Similar netting agreements are also entered into with the Group’s reverse repurchase, securities and others. Pursuant to these agreements, in the event of default by one party, contracts are to be terminated and receivables and payables are to be offset. Further, as the law allows for the right to offset, domestic uncollected receivables balances and domestic accrued liabilities balances are shown in its net settlement balance in the consolidated statement of financial position.

The details of financial assets subject to offsetting, enforceable master netting arrangements or similar agreement as of June 30, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)
	June 30, 2015
							Non-offsetting amount
	Gross amounts of recognized financial assets		Gross amounts of recognized financial liabilities offset in the statement of financial position		Net amounts of financial assets presented in the statement of financial position		Financial instruments		Cash collateral received		Net amount
Derivatives held for trading	~~W~~	1,793,952	~~W~~	—	~~W~~	1,793,952	~~W~~	(1,364,226)	~~W~~	(20,289)	~~W~~	409,437
Derivatives held for hedging		97,763		—		97,763		(11,945)		(10)		85,808
Receivable spot exchange		5,625,131		—		5,625,131		(5,621,912)		—		3,219
Reverse repurchase, securities borrowing and similar agreements		4,280,500		—		4,280,500		(4,280,500)		—		—
Other financial instruments		19,009,118		(18,271,435)		737,683		—		—		737,683

	~~W~~	30,806,464	~~W~~	(18,271,435)	~~W~~	12,535,029	~~W~~	(11,278,583)	~~W~~	(20,299)	~~W~~	1,236,147

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

(In millions of Korean won)
	Dec. 31, 2014
							Non-offsetting amount				Net amount
	Gross amounts of recognized financial assets		Gross amounts of recognized financial liabilities offset in the statement of financial position		Net amounts of financial assets presented in the statement of financial position		Financial instruments		Cash collateral received
Derivatives held for trading	~~W~~	1,806,087	~~W~~	—	~~W~~	1,806,087	~~W~~	(1,477,495)	~~W~~	(1,635)	~~W~~	326,957
Derivatives held for hedging		109,553		—		109,553		(15,688)		—		93,865
Receivable spot exchange		2,343,308		—		2,343,308		(2,342,116)		—		1,192
Reverse repurchase, securities borrowing and similar agreements		3,529,900		—		3,529,900		(3,529,900)		—		—
Other financial instruments		18,680,680		(16,483,341)		2,197,339		—		—		2,197,339

	~~W~~	26,469,528	~~W~~	(16,483,341)	~~W~~	9,986,187	~~W~~	(7,365,199)	~~W~~	(1,635)	~~W~~	2,619,353

The details of financial liabilities subject to offsetting, enforceable master netting arrangements or similar agreement as of June 30, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)
	June 30, 2015
							Non-offsetting amount				Net amount
	Gross amounts of recognized financial liabilities		Gross amounts of recognized financial assets offset in the statement of financial position		Net amounts of financial liabilities presented in the statement of financial position		Financial instruments		Cash collateral received
Derivatives held for trading	~~W~~	1,834,688	~~W~~	—	~~W~~	1,834,688	~~W~~	(1,275,442)	~~W~~	—	~~W~~	559,246
Derivatives held for hedging		26,986		—		26,986		(1,744)		—		25,242
Payable spot exchange		5,624,437		—		5,624,437		(5,621,912)		—		2,525
Repurchase agreements, securities lending and similar agreements[1]		2,117,503		—		2,117,503		(2,117,503)		—		—
Other financial instruments		18,642,306		(18,271,435)		370,871		(177,565)		—		193,306

	~~W~~	28,245,920	~~W~~	(18,271,435)	~~W~~	9,974,485	~~W~~	(9,194,166)	~~W~~	—	~~W~~	780,319

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

(In millions of Korean won)
	Dec. 31, 2014
							Non-offsetting amount
	Gross amounts of recognized financial liabilities		Gross amounts of recognized financial assets offset in the statement of financial position		Net amounts of financial liabilities presented in the statement of financial position		Financial instruments		Cash collateral received		Net amount
Derivatives held for trading	~~W~~	1,765,781	~~W~~	—	~~W~~	1,765,781	~~W~~	(1,323,749)	~~W~~	—	~~W~~	442,032
Derivatives held for hedging		21,147		—		21,147		(3,013)		—		18,134
Payable spot exchange		2,343,234		—		2,343,234		(2,342,116)		—		1,118
Repurchase agreements, securities lending and similar agreements[1]		1,803,963		—		1,803,963		(1,803,963)		—		—
Other financial instruments		16,724,449		(16,483,341)		241,108		(122,797)		—		118,311

	~~W~~	22,658,574	~~W~~	(16,483,341)	~~W~~	6,175,233	~~W~~	(5,595,638)	~~W~~	—	~~W~~	579,595

[1]	Includes repurchase agreements sold to customers.

7. Due from financial institutions

The details of due from financial institutions as of June 30, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)		Financial Institutions	Interest rate(%)	June 30, 2015		Dec. 31, 2014
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	0.00~1.75	~~W~~	8,081,076	~~W~~	6,283,230
	Due from banking institutions	Korea Exchange Bank and others	0.00~2.30		795,302		1,191,877
	Due from others	Daewoo Securities Co., Ltd. and others	0.00~3.20		4,457,530		3,750,163

					13,333,908		11,225,270

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea and others	—		812,780		899,080
	Time deposits in foreign currencies	Agricultural Bank of China and others	0.13~5.60		908,933		708,926
	Due from others	Bank of Japan and others	—		93,005		45,154

					1,814,718		1,653,160

				~~W~~	15,148,626	~~W~~	12,878,430

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

Restricted due from financial institutions as of June 30, 2015 and December 31, 2014, are as follows:

(in millions of Korean won)		Financial Institutions	June 30, 2015		Dec. 31, 2014		Reason for restriction
Due from financial institutions in Korean currencies	Due from Bank of Korea	Bank of Korea	~~W~~	8,081,076	~~W~~	6,283,230	Bank of Korea Act
	Due from Banking institution	Hana Bank and others		52,801		393,824	Agreement for allocation of deposit
	Due from others	The Korea Securities Finance Corporation and others		78,890		137,327	Market entry deposit and others

				8,212,767		6,814,381

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea and others		166,189		293,067	Bank of Korea Act and others
	Time deposit in foreign currencies	Agricultural Bank of China		16,862		16,488	Bank Act of the State of New York
	Due from others	Samsung Futures Co., Ltd. and others		24,562		8,158	Derivatives margin account and others

				207,613		317,713

			~~W~~	8,420,380	~~W~~	7,132,094

8. Derivative financial instruments and hedge accounting

The Group’s derivative operations focus on addressing the needs of the Group’s corporate clients to hedge their risk exposure and to hedge the Group’s risk exposure that results from such client contracts. The Group also engages in derivative trading activities to hedge the interest rate and foreign currency risk exposures that arise from the Group’s own assets and liabilities. In addition, the Group engages in proprietary trading of derivatives within the Group’s regulated open position limits.

The Group provides and trades a range of derivatives products, including:

•	Interest rate swaps, relating to interest rate risks in Korean won

•	Cross-currency swaps, forwards and options relating to foreign exchange rate risks,

•	Stock price index options linked with the KOSPI index.

In particular, the Group applies fair value hedge accounting using cross currency swaps, interest rate swaps and others to hedge the risk of changes in fair values due to the changes in interest rates and foreign exchange rates of structured debts in Korean won, financial debentures in foreign currencies, structured deposits in Korean won, and structured deposits in foreign currencies. In addition, the Group applies net investment hedge accounting by designating financial debentures in foreign currencies as hedging instruments to hedge foreign exchange risks on net investments in foreign operations.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

The details of derivative financial instruments for trading as of June 30, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	June 30, 2015
	Notional amount		Assets		Liabilities
Interest rate
Futures[1]	~~W~~	1,133,900	~~W~~	—	~~W~~	—
Swaps		93,050,843		931,873		948,246
Options		7,348,000		76,393		133,436

		101,532,743		1,008,266		1,081,682

Currency
Forwards		26,785,411		370,706		241,237
Futures[1]		678,033		440		43
Swaps		22,131,416		401,973		463,642
Options		499,634		2,661		2,655

		50,094,494		775,780		707,577

Stock and index
Futures[1]		172,807		559		242
Swaps		926,257		11,554		20,297
Options		1,043,869		39,676		11,041

		2,142,933		51,789		31,580

Commodity
Futures[1]		563		13		—
Swaps		5,052		(37)		(40)
Options		1,505		11		—

		7,120		(13)		(40)

Other		764,460		45		8,213

	~~W~~	154,541,750	~~W~~	1,835,867	~~W~~	1,829,012

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

(In millions of Korean won)	Dec. 31, 2014
	Notional amount		Assets		Liabilities
Interest rate
Futures[1]	~~W~~	678,798	~~W~~	—	~~W~~	—
Swaps		101,610,724		924,189		957,504
Options		8,398,000		86,277		128,185

		110,687,522		1,010,466		1,085,689

Currency
Forwards		21,363,840		340,339		217,357
Futures[1]		632,430		46		289
Swaps		18,430,843		415,842		441,696
Options		616,977		6,057		6,078

		41,044,090		762,284		665,420

Stock and index
Forwards		685,000		—		—
Futures[1]		162,766		90		753
Swaps		431,709		30,091		6,222
Options		1,860,561		31,632		8,199

		3,140,036		61,813		15,174

Commodity
Futures[1]		765		7		9

		765		7		9

Other		150,000		24,067		9,049

	~~W~~	155,022,413	~~W~~	1,858,637	~~W~~	1,775,341

[1]	A gain or loss from daily mark-to-market futures is reflected in the margin accounts.

Fair value hedge

The details of derivatives designated as fair value hedging instruments as of June 30, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	June 30, 2015
	Notional amount		Assets		Liabilities
Interest rate
Swaps	~~W~~	2,113,194	~~W~~	93,568	~~W~~	11,185
Currency
Forwards		128,322		—		2,488
Other		140,000		1,577		660

	~~W~~	2,381,516	~~W~~	95,145	~~W~~	14,333

(In millions of Korean won)	Dec. 31, 2014
	Notional amount		Assets		Liabilities
Interest rate
Swaps	~~W~~	2,179,779	~~W~~	109,293	~~W~~	1,144
Other		140,000		260		2,281

	~~W~~	2,319,779	~~W~~	109,553	~~W~~	3,425

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

Gains and losses from fair value hedging instruments and hedged items attributable to the hedged risk for the six-month periods ended June 30, 2015 and 2014, are as follows:

(In millions of Korean won)	June 30, 2015		June 30, 2014
Gains(losses) on hedging instruments	~~W~~	(16,857)	~~W~~	(32,510)
Gains(losses) on the hedged items attributable to the hedged risk		17,398		60,682

	~~W~~	541	~~W~~	28,172

Cash flow hedge

The details of derivatives designated as cash flow hedging instruments as of June 30, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	June 30, 2015
	Notional amount		Assets		Liabilities
Interest rate
Swaps	~~W~~	793,000	~~W~~	—	~~W~~	16,044
Currency
Swaps		337,230		2,618		—

	~~W~~	1,130,230	~~W~~	2,618	~~W~~	16,044

(In millions of Korean won)	Dec. 31, 2014
	Notional amount		Assets		Liabilities
Interest rate
Swaps	~~W~~	1,033,000	~~W~~	—	~~W~~	16,073
Currency
Swaps		329,760		—		2,551

	~~W~~	1,362,760	~~W~~	—	~~W~~	18,624

Gains and losses from cash flow hedging instruments and hedged items attributable to the hedged risk for the six-month periods ended June 30, 2015 and 2014, are as follows:

(In millions of Korean won)	June 30, 2015		June 30, 2014
Gains(losses) on hedging instruments	~~W~~	5,199	~~W~~	(13,827)
Gains(losses) on the hedged item attributable to the hedged risk		4,779		(13,855)

Ineffectiveness recognized in profit or loss	~~W~~	420	~~W~~	28

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

Amounts recognized in other comprehensive income and reclassified from equity to profit or loss for the six-month periods ended June 30, 2015 and 2014, are as follows:

(In millions of Korean won)	June 30, 2015		June 30, 2014
Amount recognized in other comprehensive income	~~W~~	4,779	~~W~~	(13,855)
Amount reclassified from equity to profit or loss		(7,243)		9,164
Tax effect		(19)		994

	~~W~~	(2,483)	~~W~~	(3,697)

Hedge on net investments in foreign operations

The Group applies hedge accounting by designating non-derivative financial instruments designated as hedging instruments on net investments in foreign operations.

The effective portion of gain (loss) on hedging instruments recognized in other comprehensive income (loss) is as follows:

(In millions of Korean won)	June 30, 2015
Amount recognized in other comprehensive income	~~W~~	(9,900)
Tax effect		2,396

Amount recognized in other comprehensive income, net of tax	~~W~~	(7,504)

The fair value of non-derivative financial instruments designated as hedging instruments is as follows:

(In millions of Korean won)	June 30, 2015
Loans in foreign currencies	~~W~~	559,117

9. Loans

Loans as of June 30, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	June 30, 2015		Dec. 31, 2014
Loans	~~W~~	236,229,285	~~W~~	233,300,563
Deferred loan origination fees and costs		618,686		601,142
Less: Allowances for loan losses		(2,467,093)		(2,452,052)

Carrying amount	~~W~~	234,380,878	~~W~~	231,449,653

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

Loans to banks as of June 30, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	June 30, 2015		Dec. 31, 2014
Loans	~~W~~	7,027,270	~~W~~	6,208,391
Less: Allowances for loan losses		(1)		—

Carrying amount	~~W~~	7,027,269	~~W~~	6,208,391

Loans to customers other than banks as of June 30, 2015 and December 31, 2014, consist of:

(In millions of Korean won)	June 30, 2015
	Retail		Corporate		Credit card		Total
Loans in Korean won	~~W~~	111,188,257	~~W~~	90,988,368	~~W~~	—	~~W~~	202,176,625
Loans in foreign currencies		37,705		2,659,765		—		2,697,470
Domestic import usance bills		—		3,963,370		—		3,963,370
Off-shore funding loans		—		591,827		—		591,827
Call loans		—		164,766		—		164,766
Bills bought in Korean won		—		7,839		—		7,839
Bills bought in foreign currencies		—		2,696,911		—		2,696,911
Guarantee payments under payment guarantee		252		27,919		—		28,171
Credit card receivables in Korean won		—		—		11,549,497		11,549,497
Credit card receivables in foreign currencies		—		—		3,479		3,479
Reverse repurchase agreements		—		324,500		—		324,500
Privately placed bonds		—		895,155		—		895,155
Factored receivables		2,650,154		41,721		—		2,691,875
Lease receivables		993,119		49,042		—		1,042,161
Loans for installment credit		987,055		—		—		987,055

		115,856,542		102,411,183		11,552,976		229,820,701

Proportion (%)		50.41		44.56		5.03		100.00
Allowances		(511,727)		(1,551,167)		(404,198)		(2,467,092)

	~~W~~	115,344,815	~~W~~	100,860,016	~~W~~	11,148,778	~~W~~	227,353,609

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

(In millions of Korean won)	Dec. 31, 2014
	Retail		Corporate		Credit card		Total
Loans in Korean won	~~W~~	114,712,199	~~W~~	85,633,171	~~W~~	—	~~W~~	200,345,370
Loans in foreign currencies		50,047		2,574,041		—		2,624,088
Domestic import usance bills		—		3,693,951		—		3,693,951
Off-shore funding loans		—		664,794		—		664,794
Call loans		—		292,043		—		292,043
Bills bought in Korean won		—		6,678		—		6,678
Bills bought in foreign currencies		—		1,958,251		—		1,958,251
Guarantee payments under payment guarantee		418		12,975		—		13,393
Credit card receivables in Korean won		—		—		11,629,215		11,629,215
Credit card receivables in foreign currencies		—		—		3,081		3,081
Reverse repurchase agreements		—		1,082,200		—		1,082,200
Privately placed bonds		—		743,348		—		743,348
Factored receivables		2,741,789		50,435		—		2,792,224
Lease receivables		808,866		50,973		—		859,839
Loans for installment credit		984,839		—		—		984,839

		119,298,158		96,762,860		11,632,296		227,693,314

Proportion (%)		52.39		42.50		5.11		100.00
Allowances		(536,959)		(1,525,152)		(389,941)		(2,452,052)

	~~W~~	118,761,199	~~W~~	95,237,708	~~W~~	11,242,355	~~W~~	225,241,262

10. Allowances for Loan Losses

The changes in the allowances for loan losses for the six-month periods ended June 30, 2015 and 2014, are as follows:

(In millions of Korean won)	June 30, 2015
	Retail		Corporate		Credit card		Total
Beginning	~~W~~	536,959	~~W~~	1,525,152	~~W~~	389,941	~~W~~	2,452,052
Written-off		(179,547)		(318,620)		(179,304)		(677,471)
Recoveries from written-off loans		94,943		92,610		65,153		252,706
Sale and repurchase		(2,835)		(25,811)		—		(28,646)
Provision[1]		61,861		277,411		130,228		469,500
Other changes		346		426		(1,820)		(1,048)

Ending	~~W~~	511,727	~~W~~	1,551,168	~~W~~	404,198	~~W~~	2,467,093

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

(In millions of Korean won)	June 30, 2014
	Retail		Corporate		Credit card		Total
Beginning	~~W~~	580,510	~~W~~	1,870,874	~~W~~	409,800	~~W~~	2,861,184
Written-off		(192,773)		(356,389)		(204,505)		(753,667)
Recoveries from written-off loans		62,945		117,113		64,953		245,011
Sale		(2,918)		(23,859)		—		(26,777)
Provision[1]		130,626		338,210		134,928		603,764
Business combination		58,346		24,294		—		82,640
Other changes		(1,008)		(68,022)		(1,779)		(70,809)

Ending	~~W~~	635,728	~~W~~	1,902,221	~~W~~	403,397	~~W~~	2,941,346

[1]	Provision for credit losses in statements of comprehensive income also include provision (reversal) for unused commitments and guarantees (Note 22), reversal for financial guarantees contracts (Note 22), and provision for other financial assets (Note 17).

11. Financial assets at fair value through profit or loss and Financial investments

The details of financial assets at fair value through profit or loss and financial investments as of June 30, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	June 30, 2015		Dec. 31, 2014
Financial assets held for trading
Debt securities:
Government and public bonds	~~W~~	2,601,736	~~W~~	3,067,490
Financial bonds		3,849,287		4,049,449
Corporate bonds		1,684,981		1,826,682
Asset-backed securities		234,803		318,893
Others		452,481		449,694
Equity securities:
Stocks		53,294		69,736
Beneficiary certificates		472,163		288,281
Others		62,537		51,345

		9,411,282		10,121,570

Financial assets designated at fair value through profit or loss
Equity securities:
Beneficiary certificates		220,199		134,172
Derivative linked securities		527,198		502,168

		747,397		636,340

Total financial assets at fair value through profit or loss	~~W~~	10,158,679	~~W~~	10,757,910

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

Available-for-sale financial assets
Debt securities:
Government and public bonds	~~W~~	2,235,894	~~W~~	4,702,036
Financial bonds		7,196,040		6,980,846
Corporate bonds		5,104,767		6,119,889
Asset-backed securities		3,852,723		1,211,343
Others		399,364		345,708
Equity securities:
Stocks		2,218,304		2,402,675
Equity investments and others		68,860		74,596
Beneficiary certificates		1,081,496		554,373

		22,157,448		22,391,466

Held-to-maturity financial assets
Debts securities:
Government and public bonds		3,477,768		3,556,913
Financial bonds		1,274,781		1,262,187
Corporate bonds		6,168,460		7,277,779
Asset-backed securities		3,260,426		472,275

		14,181,435		12,569,154

Total financial investments	~~W~~	36,338,883	~~W~~	34,960,620

The impairment losses and the reversal of impairment losses in financial investments for the six-month periods ended June 30, 2015 and 2014, are as follows:

(In millions of Korean won)	June 30, 2015
	Impairment		Reversal		Net
Available-for-sale financial assets	~~W~~	(111,639)	~~W~~	—	~~W~~	(111,639)

(In millions of Korean won)	June 30, 2014
	Impairment		Reversal		Net
Available-for-sale financial assets	~~W~~	(61,326)	~~W~~	—	~~W~~	(61,326)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

12. Investments in associates

Investments in associates as of June 30, 2015 and December 31, 2014, are as follows:

(in millions of Korean won)	June 30, 2015
	Ownership(%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
Associates
KB Insurance Co., Ltd. [1]	22.59	~~W~~	650,703	~~W~~	672,963	~~W~~	672,963	Non-life insurance	Korea
Balhae Infrastructure Fund[2]	12.61		123,257		125,688		125,688	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[2]	9.00		4,500		4,199		4,199	Credit Information	Korea
UAMCO., Ltd.[2]	17.50		85,050		121,132		125,743	Other finance	Korea
JSC Bank CenterCredit
Ordinary share[3]	29.56		954,104		28,264		21,068	Banking	Kazakhstan
Preference share[3]	93.15
KoFC KBIC Frontier Champ 2010-5(PEF)	50.00		31,285		25,723		23,004	Investment finance	Korea
United PF 1st Recovery Private Equity Fund[2]	17.73		172,441		184,535		179,354	Other finance	Korea
Shinla Construction Co., Ltd.	20.24		—		(508)		—	Specialty construction	Korea
KB GwS Private Securities Investment Trust	26.74		113,880		130,709		127,258	Investment finance	Korea
Incheon Bridge Co., Ltd.[2]	14.99		24,677		(2,755)		—	Operation of Highways and Related facilities	Korea
KoFC POSCO HANHWA KB shared growth Private Equity Fund	25.00		26,250		24,362		23,732	Investment finance	Korea
Terra Co., Ltd.	24.06		—		14		—	Manufacture of Hand-Operated Kitchen Appliances and Metal Ware	Korea
MJT&I Co., Ltd.[10]	22.89		—		(729)		—	Wholesale of other goods	Korea
Jungdong Steel Co., Ltd.[10]	42.65		—		53		—	Wholesale of primary metal	Korea
Doosung Metal Co., Ltd.[10]	35.57		—		(55)		—	Manufacture of metal products	Korea
Myungwon Tech Co., Ltd.[10]	25.62		—		(397)		8	Manufacture of automobile parts	Korea
Shinhwa Underwear Co., Ltd.[10]	26.05		—		(240)		—	Manufacture of underwears and sleepwears	Korea
KB Star office Private real estate Investment Trust No.1	21.05		20,000		20,273		19,860	Investment finance	Korea
NPS KBIC Private Equity Fund No. 1[2]	2.56		3,393		—		—	Investment finance	Korea
KBIC Private Equity Fund No. 3[2]	2.00		2,050		2,308		2,308	Investment finance	Korea
Sawnics Co., Ltd.	26.93		1,500		1,038		1,500	Manufacture of mobile parts	Korea

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

E-clear International Co., Ltd.	5.12		600		41		600	Manufacture of dental equipment	Korea
KB-Glenwood Private Equity Fund[2]	0.03		10		10		10	Investment finance	Korea
KB No.3 Special Purpose Acquisition Company[2,4]	0.19		20		39		39	SPAC	Korea
KB No.4 Special Purpose Acquisition Company[2,5]	0.19		30		39		39	SPAC	Korea
KB No.5 Special Purpose Acquisition Company[2,6]	0.19		10		19		19	SPAC	Korea
KB No.6 Special Purpose Acquisition Company[2,7]	0.25		40		78		78	SPAC	Korea
KB No.7 Special Purpose Acquisition Company[2,8]	0.93		50		87		87	SPAC	Korea
KB No.8 Special Purpose Acquisition Company[2]	3.23		10		10		10	SPAC	Korea

		~~W~~	2,213,860	~~W~~	1,336,900	~~W~~	1,327,567

(in millions of Korean won)	Dec. 31, 2014
	Ownership(%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
Associates
Balhae Infrastructure Fund[2]	12.61	~~W~~	122,623	~~W~~	125,119	~~W~~	125,119	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[2]	9.00		4,500		4,222		4,222	Credit Information	Korea
UAMCO., Ltd.[2]	17.50		85,050		114,240		121,182	Other finance	Korea
JSC Bank CenterCredit
Ordinary share[3]	29.56		954,104		36,763		29,279	Banking	Kazakhstan
Preference share[3]	93.15
KoFC KBIC Frontier Champ 2010-5(PEF)	50.00		31,635		26,176		23,559	Investment finance	Korea
United PF 1st Recovery Private Equity Fund[2]	17.72		191,617		203,270		198,089	Other finance	Korea
CH Engineering Co., Ltd.[9]	41.73		—		178		20	Specialty construction	Korea
Shinla Construction Co., Ltd.	20.24		—		(504)		—	Specialty construction	Korea
KB GwS Private Securities Investment Trust	26.74		113,880		127,525		124,074	Investment finance	Korea
Incheon Bridge Co., Ltd.[2]	14.99		24,677		(1,716)		—	Operation of Highways and Related facilities	Korea
KB Star office Private real estate Investment Trust No.1	21.05		20,000		20,402		19,989	Investment finance	Korea
KoFC POSCO HANHWA KB shared growth Private Equity Fund	25.00		26,250		23,204		22,329	Investment finance	Korea
NPS KBIC Private Equity Fund No. 1[2]	2.56		3,393		—		—	Investment finance	Korea
KBIC Private Equity Fund No. 3[2]	2.00		2,050		2,287		2,287	Investment finance	Korea
KB-Glenwood Private Equity Fund [2]	0.03		10		10		10	Investment finance	Korea

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

Terra Co., Ltd.	24.06		—		(99)		—	Manufacture of Hand-Operated Kitchen Appliances and Metal Ware	Korea
KB No.3 Special Purpose Acquisition Company[2,4]	0.19		20		39		39	SPAC	Korea
KB No.4 Special Purpose Acquisition Company[2,5]	0.19		30		38		38	SPAC	Korea
KB No.5 Special Purpose Acquisition Company[2,6]	0.19		10		19		19	SPAC	Korea
KB No.6 Special Purpose Acquisition Company[2,7]	0.25		40		77		77	SPAC	Korea

		~~W~~	1,579,889	~~W~~	681,250	~~W~~	670,332

[1]	Although ownership based on law is 19.47%, the Group represents 22.59% ownership based on the investee’s voting rights after considering the treasury shares.
[2]	As of June 30, 2015 and December 31, 2014, the Group is represented in the governing bodies of its associates. Therefore, the Group has significant influence over the decision-making process relating to their financial and business policies.
[3]	Fair values of ordinary shares of JSC Bank CenterCredit, reflecting the published market price, as of June 30, 2015 and December 31, 2014, are ~~W~~49,020 million and ~~W~~42,945 million, respectively. The Group determined that ordinary shares and convertible preference shares issued by JSC Bank CenterCredit are the same in economic substance except for the voting rights, and therefore, the equity method of accounting is applied on the basis of single ownership ratio of 41.93%, calculated based on ordinary and convertible preference shares held by the Group against the total outstanding ordinary and convertible preference shares issued by JSC Bank CenterCredit.
[4]	The fair value of KB No.3 Special Purpose Acquisition Company, reflecting the quoted market price as of June 30, 2015 and December 31, 2014, amounts to ~~W~~178 million and ~~W~~40 million, respectively.
[5]	The fair value of KB No.4 Special Purpose Acquisition Company, reflecting the quoted market price as of June 30, 2015 and December 31, 2014, amounts to ~~W~~55 million and ~~W~~40 million, respectively.
[6]	The fair value of KB No.5 Special Purpose Acquisition Company, reflecting the quoted market price as of June 30, 2015 and December 31, 2014, amounts to ~~W~~25 million and ~~W~~20 million, respectively.
[7]	The fair value of KB No.6 Special Purpose Acquisition Company, reflecting the quoted market price as of June 30, 2015 and December 31, 2014, amounts to ~~W~~98 million and ~~W~~84 million, respectively.
[8]	The fair value of KB No.7 Special Purpose Acquisition Company, reflecting the quoted market price as of June 30, 2015, amounts to ~~W~~133 million.
[9]	On June 23, 2015, the Group lost significant influence as the Seoul District Court approved the bankruptcy.
[10]	The investment in associates was reclassified from available-for-sale financial assets due to termination of rehabilitation procedures.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

Summarized financial information on major associates:

	June 30, 2015[1]
(In millions of Korean won)	Total assets		Total liabilities		Share capital		Equity		Share of net asset amount		Unrealized gains		Consolidated carrying amount
Associates
KB Insurance Co., Ltd.	~~W~~	27,279,018	~~W~~	24,263,060	~~W~~	30,000	~~W~~	3,015,958	~~W~~	672,963	~~W~~	—	~~W~~	672,963
Balhae Infrastructure Fund		999,265		2,140		1,004,453		997,125		125,688		—		125,688
Korea Credit Bureau Co., Ltd.		53,761		7,110		10,000		46,651		4,199		—		4,199
UAMCO., Ltd.		4,074,713		3,367,389		2,430		707,324		121,132		4,611		125,743
JSC Bank CenterCredit		6,127,120		6,030,103		546,794		97,017		28,264		(7,196)		21,068
KoFC KBIC Frontier Champ 2010-5(PEF)		51,585		140		62,570		51,445		25,723		(2,719)		23,004
United PF 1st Recovery Private Equity Fund		1,067,384		26,710		973,258		1,040,674		184,535		(5,181)		179,354
KB GwS Private Securities Investment Trust		489,067		253		425,814		488,814		130,709		(3,451)		127,258
Incheon Bridge Co., Ltd.		697,852		716,229		164,621		(18,377)		(2,755)		2,755		—
KoFC POSCO HANHWA KB shared growth Private Equity Fund		98,924		1,477		105,000		97,447		24,362		(630)		23,732
KB Star office Private real estate Investment Trust No.1		216,924		120,627		95,000		96,297		20,273		(413)		19,860
NPS KBIC Private Equity Fund No. 1		141		146		—		(5)		—		—		—
KBIC Private Equity Fund No. 3		115,515		82		102,500		115,433		2,308		—		2,308
Sawnics Co., Ltd.		7,618		3,763		2,785		3,855		1,038		462		1,500
E-clear International Co., Ltd.		6,817		6,013		59		804		41		559		600
KB-Glenwood Private Equity Fund		30,558		2,274		31,100		28,284		10		—		10
KB No.3 Special Purpose Acquisition Company		22,020		1,639		1,052		20,381		39		—		39
KB No.4 Special Purpose Acquisition Company		22,609		2,088		1,052		20,521		39		—		39

KB No.5 Special Purpose Acquisition Company		12,458		2,075		522		10,383		19		—		19
KB No.6 Special Purpose Acquisition Company		34,570		3,541		1,600		31,029		78		—		78
KB No.7 Special Purpose Acquisition Company		10,399		1,115		535		9,284		87		—		87
KB No.8 Special Purpose Acquisition Company		2,797		2,490		31		307		10		—		10

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

(In millions of Korean won)	June 30, 2015
	Operating income		Profit (Loss)		Other comprehensive income(loss)		Total comprehensive income(loss)		Dividends
Associates
Balhae Infrastructure Fund	~~W~~	23,540	~~W~~	19,287	~~W~~	—	~~W~~	19,287	~~W~~	2,495
Korea Credit Bureau Co., Ltd.		19,060		(1,130)		—		(1,130)		—
UAMCO., Ltd.		238,223		38,432		(9)		38,423		—
JSC Bank CenterCredit		167,395		(25,565)		332		(25,233)		—
KoFC KBIC Frontier Champ 2010-5(PEF)		1,728		(632)		427		(205)		—
United PF 1st Recovery Private Equity Fund		51,797		1,650		—		1,650		—
KB GwS Private Securities Investment Trust		27,404		26,900		—		26,900		4,010
Incheon Bridge Co., Ltd.		35,993		(6,645)		—		(6,645)		—
KoFC POSCO HANHWA KB shared growth Private Equity Fund		6,755		(1,373)		6,006		4,633		—
KB Star office Private real estate Investment Trust No.1		7,956		3,935		—		3,935		877
NPS KBIC Private Equity Fund No. 1		—		(11)		—		(11)		—
KBIC Private Equity Fund No. 3		1,175		1,020		—		1,020		—
KB-Glenwood Private Equity Fund		—		(3)		—		(3)		—
KB No.3 Special Purpose Acquisition Company		—		417		—		417		—
KB No.4 Special Purpose Acquisition Company		—		369		—		369		—
KB No.5 Special Purpose Acquisition Company		—		225		—		225		—
KB No.6 Special Purpose Acquisition Company		—		635		—		635		—
KB No.7 Special Purpose Acquisition Company		—		(47)		—		(47)		—
KB No.8 Special Purpose Acquisition Company		—		(1)		—		(1)		—

[1]	The amounts included in the financial statements of the associates are adjusted to reflect adjustments made by the entity, such as fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies.
[2]	The details of profit or loss are not disclosed as KB Insurance Co., Ltd., Sawnics Co., Ltd., and E-clear International Co., Ltd. are classified as an associate as of June 30, 2015.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

	Dec. 31, 2014[1]
(In millions of Korean won)	Total assets		Total liabilities		Share capital		Equity		Share of net asset amount		Unrealized gains		Consolidated carrying amount
Associates
Balhae Infrastructure Fund	~~W~~	994,768	~~W~~	2,158	~~W~~	999,430	~~W~~	992,610	~~W~~	125,119	~~W~~	—	~~W~~	125,119
Korea Credit Bureau Co., Ltd.		54,717		7,806		10,000		46,911		4,222		—		4,222
UAMCO., Ltd.		4,357,490		3,688,589		2,430		668,901		114,240		6,942		121,182
JSC Bank CenterCredit		6,278,391		6,156,255		546,794		122,136		36,763		(7,484)		29,279
KoFC KBIC Frontier Champ 2010-5(PEF)		52,499		148		63,270		52,351		26,176		(2,617)		23,559
United PF 1st Recovery Private Equity Fund		1,187,406		40,240		1,081,400		1,147,166		203,270		(5,181)		198,089
CH Engineering Co., Ltd.[2]		1,086		659		158		427		178		(158)		20
KB GwS Private Securities Investment Trust		477,646		738		425,814		476,908		127,525		(3,451)		124,074
Incheon Bridge Co., Ltd.		727,659		739,105		164,621		(11,446)		(1,716)		1,716		—
KB Star office Private real estate Investment Trust No.1		218,250		121,341		95,000		96,909		20,402		(413)		19,989
KoFC POSCO HANHWA KB shared growth Private Equity Fund		94,731		1,917		105,000		92,814		23,204		(875)		22,329
NPS KBIC Private Equity Fund No. 1		151		146		—		5		—		—		—
KBIC Private Equity Fund No. 3		114,575		162		102,500		114,413		2,287		—		2,287
KB-Glenwood Private Equity Fund		30,558		1,804		31,100		28,754		10		—		10
KB No.3 Special Purpose Acquisition Company		21,904		1,531		1,052		20,373		39		—		39
KB No.4 Special Purpose Acquisition Company		22,567		2,382		1,052		20,185		38		—		38
KB No.5 Special Purpose Acquisition Company		12,399		2,382		522		10,017		19		—		19
KB No.6 Special Purpose Acquisition Company		34,434		3,515		1,600		30,919		77		—		77

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

[1]	The amounts included in the financial statements of the associates are adjusted to reflect adjustments made by the entity, such as fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies.
[2]	As the financial statements as of December 31, 2014, were not available, the Group applied the equity method by using the financial statements as of November 30, 2014, and adjusted for the effects of significant transactions or events that occurred between the date of those financial statements and the date of the consolidated financial statements.

(In millions of Korean won)	June 30, 2014[1]
	Operating income		Profit (Loss)		Other comprehensive income(loss)		Total comprehensive income(loss)		Dividends
Associates
Balhae Infrastructure Fund	~~W~~	29,036	~~W~~	24,822	~~W~~	—	~~W~~	24,822	~~W~~	3,151
Korea Credit Bureau Co., Ltd.		16,860		(3,332)		—		(3,332)		—
UAMCO., Ltd.		291,045		42,822		—		42,822		35,041
JSC Bank CenterCredit		183,513		26,676		(29,714)		(3,038)		—
KoFC KBIC Frontier Champ 2010-5(PEF)		15,639		11,463		(1,615)		9,848		3,180
Semiland Co., Ltd.		6,268		196		—		196		11
United PF 1st Recovery Private Equity Fund		55,329		33,058		—		33,058		—
CH Engineering Co., Ltd.[2]		538		215		—		215		—
KB GwS Private Securities Investment Trust		25,061		24,565		—		24,565		8,268
Incheon Bridge Co., Ltd.		32,444		(12,237)		—		(12,237)		—
KB Star office Private real estate Investment Trust No.1		8,883		4,691		—		4,691		910
KoFC POSCO HANHWA KB shared growth Private Equity Fund		1,407		(3,517)		3,672		155		—
NPS KBIC Private Equity Fund No. 1		11,380		10,975		(9,096)		1,879		53
KBIC Private Equity Fund No. 3		1,244		1,088		—		1,088		—
KB-Glenwood Private Equity Fund		—		(1)		—		(1)		—
KB No.2 Special Purpose Acquisition Company		—		(476)		—		(476)		—
KB No.3 Special Purpose Acquisition Company		—		—		—		—		—

[1]	The amounts included in the financial statements of the associates are adjusted to reflect adjustments made by the entity, such as fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies.
[2]	As the financial statements as of June 30, 2014 are not available, the Group applied the equity method by using the financial statements as of May 31, 2014, adjusted for the effects of significant transactions or events that occurred between the date of those financial statements and the date of the consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

The changes in investments in associates for the six-month periods ended June 30, 2015 and 2014, are as follows:

(In millions of Korean won)	June 30, 2015
	Beginning		Acquisition		Disposal		Dividends		Gains (losses)		Other comprehensive income		Others		Ending
Associates
KB Insurance Co., Ltd.[1]	~~W~~	—	~~W~~	650,703	~~W~~	—	~~W~~	—	~~W~~	22,260	~~W~~	—	~~W~~	—	~~W~~	672,963
Balhae Infrastructure Fund		125,119		633		—		(2,495)		2,431		—		—		125,688
Korea Credit Bureau Co., Ltd.		4,222		—		—		—		(23)		—		—		4,199
UAMCO., Ltd.		121,182		—		—		—		4,561		—		—		125,743
JSC Bank CenterCredit		29,279		—		—		—		(8,654)		443		—		21,068
KoFC KBIC Frontier Champ 2010-5(PEF)		23,559		—		(350)		—		(632)		427		—		23,004
United PF 1st Recovery Private Equity Fund		198,089		—		(19,028)		—		293		—		—		179,354
KB GwS Private Securities Investment Trust		124,074		—		—		(4,010)		7,194		—		—		127,258
KoFC POSCO HANHWA KB shared growth Private Equity Fund		22,329		—		—		—		(539)		1,942		—		23,732
CH Engineering Co., Ltd.		20		—		—		—		(20)		—		—		—
Myungwon Tech Co., Ltd.		—		—		—		—		8		—		—		8
KB Star office Private real estate Investment Trust No.1		19,989		—		—		(877)		748		—		—		19,860
KBIC Private Equity Fund No. 3		2,287		—		—		—		21		—		—		2,308
Sawnics Co., Ltd.		—		1,500		—		—		—		—		—		1,500
E-clear International Co., Ltd.		—		600		—		—		—		—		—		600
KB-Glenwood Private Equity Fund		10		—		—		—		—		—		—		10
KB No.3 Special Purpose Acquisition Company		39		—		—		—		1		(1)		—		39
KB No.4 Special Purpose Acquisition Company		38		—		—		—		1		—		—		39
KB No.5 Special Purpose Acquisition Company		19		—		—		—		—		—		—		19
KB No.6 Special Purpose Acquisition Company		77		—		—		—		2		(1)		—		78
KB No.7 Special Purpose Acquisition Company[2]		—		50		—		—		(1)		—		38		87
KB No.8 Special Purpose Acquisition Company		—		10		—		—		—		—		—		10

	~~W~~	670,332	~~W~~	653,496	~~W~~	(19,378)	~~W~~	(7,382)	~~W~~	27,651	~~W~~	2,810	~~W~~	38	~~W~~	1,327,567

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

[1]	Gain on valuation of equity-method investments amounting to ~~W~~22,260 million of KB Insurance Co., Ltd. was recognized due to reversal of negative goodwill.
[2]	Gain on others in KB No.7 Special Purpose Acquisition Company amounting to ~~W~~38 million represents the changes in interests due to unequal paid-in capital increase in the associate.

(In millions of Korean won)	June 30, 2014
	Beginning		Acquisition		Disposal		Dividends		Gains (losses)		Other comprehensive income		Others		Ending
Associates
Balhae Infrastructure Fund	~~W~~	124,968	~~W~~	—	~~W~~	—	~~W~~	(3,151)	~~W~~	3,128	~~W~~	—	~~W~~	—	~~W~~	124,945
Korea Credit Bureau Co., Ltd.		4,185		—		—		—		(273)		—		—		3,912
UAMCO., Ltd.		150,826		—		—		(35,041)		4,417		—		—		120,202
JSC Bank CenterCredit		68,110		—		—		—		12,730		(46,886)		—		33,954
KoFC KBIC Frontier Champ 2010-5(PEF)		45,393		—		(12,245)		(3,180)		1,668		3,068		—		34,704
Semiland Co., Ltd.		2,639		—		(111)		(11)		104		—		—		2,621
United PF 1st Recovery Private Equity Fund		197,941		—		—		—		6,354		—		—		204,295
CH Engineering Co., Ltd.		—		—		—		—		5		—		—		5
Kores Co., Ltd.		1,505		—		—		—		—		—		(1,505)		—
KB GwS Private Securities Investment Trust		123,085		—		—		(8,268)		6,570		—		—		121,387
KB Star office Private real estate Investment Trust No.1		19,934		—		—		(910)		987		—		—		20,011
KoFC POSCO HANHWA KB shared growth Private Equity Fund		10,329		9,700		—		—		(1,926)		877		—		18,980
NPS KBIC Private Equity Fund No. 1		4,238		—		—		(53)		281		(233)		—		4,233
KBIC Private Equity Fund No. 3		2,223		—		—		—		21		—		—		2,244
KB-Glenwood Private Equity Fund		10		—		—		—		—		—		—		10
Terra Co., Ltd.		4		—		—		—		(4)		—		—		—
KB No.2 Special Purpose Acquisition Company		—		15		—		—		(1)		15		—		29
KB No.3 Special Purpose Acquisition Company		—		20		—		—		—		—		—		20

	~~W~~	755,390	~~W~~	9,735	~~W~~	(12,356)	~~W~~	(50,614)	~~W~~	34,061	~~W~~	(43,159)	~~W~~	(1,505)	~~W~~	691,552

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

13. Property and Equipment, and Investment Property

The details of property and equipment as of June 30, 2015 and December 31, 2014, are as follows:

	June 30, 2015
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	1,958,778	~~W~~	—	~~W~~	(4)	~~W~~	1,958,774
Buildings		1,243,822		(387,719)		(2,120)		853,983
Leasehold improvements		610,440		(562,012)		—		48,428
Equipment and vehicles		1,657,388		(1,521,618)		—		135,770
Construction in progress		899		—		—		899
Financial lease assets		32,965		(7,303)		—		25,662

	~~W~~	5,504,292	~~W~~	(2,478,652)	~~W~~	(2,124)	~~W~~	3,023,516

	Dec. 31, 2014
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	1,970,010	~~W~~	—	~~W~~	—	~~W~~	1,970,010
Buildings		1,231,645		(373,306)		(2,117)		856,222
Leasehold improvements		602,438		(549,942)		—		52,496
Equipment and vehicles		1,725,901		(1,561,480)		—		164,421
Construction in progress		7,946		—		—		7,946
Financial lease assets		32,965		(1,075)		—		31,890

	~~W~~	5,570,905	~~W~~	(2,485,803)	~~W~~	(2,117)	~~W~~	3,082,985

The details of investment property as of June 30, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	June 30, 2015
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	244,268	~~W~~	—	~~W~~	(738)	~~W~~	243,530
Buildings		157,999		(10,733)		—		147,266

	~~W~~	402,267	~~W~~	(10,733)	~~W~~	(738)	~~W~~	390,796

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

(In millions of Korean won)	Dec. 31, 2014
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	229,437	~~W~~	—	~~W~~	(738)	~~W~~	228,699
Buildings		157,885		(9,040)		—		148,845

	~~W~~	387,322	~~W~~	(9,040)	~~W~~	(738)	~~W~~	377,544

14. Intangible Assets

The details of intangible assets as of June 30, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	June 30, 2015
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying Amount
Goodwill	~~W~~	331,707	~~W~~	—	~~W~~	(69,315)	~~W~~	262,392
Other intangible assets		914,377		(695,076)		(20,653)		198,648

	~~W~~	1,246,084	~~W~~	(695,076)	~~W~~	(89,968)	~~W~~	461,040

(In millions of Korean won)	Dec. 31, 2014
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying Amount
Goodwill	~~W~~	331,707	~~W~~	—	~~W~~	(69,315)	~~W~~	262,392
Other intangible assets		900,951		(649,723)		(24,698)		226,530

	~~W~~	1,232,658	~~W~~	(649,723)	~~W~~	(94,013)	~~W~~	488,922

The details of goodwill as of June 30, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	June 30, 2015				Dec. 31, 2014
	Acquisition cost		Carrying amount		Acquisition cost		Carrying amount
Housing & Commercial Bank	~~W~~	65,288	~~W~~	65,288	~~W~~	65,288	~~W~~	65,288
KB Cambodia Bank		1,202		1,202		1,202		1,202
KB Investment Securities		70,265		58,889		70,265		58,889
KB Capital Co., Ltd.		79,609		79,609		79,609		79,609
KB Savings Bank Co., Ltd.		115,343		57,404		115,343		57,404

	~~W~~	331,707	~~W~~	262,392	~~W~~	331,707	~~W~~	262,392

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

The details of intangible assets, excluding goodwill, as of June 30, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	June 30, 2015
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Industrial property rights	~~W~~	1,502	~~W~~	(1,141)	~~W~~	—	~~W~~	361
Software		662,349		(602,489)		—		59,860
Other intangible assets		209,457		(87,475)		(20,653)		101,329
Finance leases assets		41,069		(3,971)		—		37,098

	~~W~~	914,377	~~W~~	(695,076)	~~W~~	(20,653)	~~W~~	198,648

(In millions of Korean won)	Dec. 31, 2014
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Industrial property rights	~~W~~	1,470	~~W~~	(1,079)	~~W~~	—	~~W~~	391
Software		644,485		(564,887)		—		79,598
Other intangible assets		213,927		(83,190)		(24,698)		106,039
Finance leases assets		41,069		(567)		—		40,502

	~~W~~	900,951	~~W~~	(649,723)	~~W~~	(24,698)	~~W~~	226,530

15. Deferred income tax assets and liabilities

The details of deferred income tax assets and liabilities as of June 30, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	June 30, 2015
	Assets		Liabilities		Net amount
Other provisions	~~W~~	93,248	~~W~~	—	~~W~~	93,248
Allowances for loan losses		1,152		5		1,157
Impairment losses on property and equipment		5,172		(358)		4,814
Interest on equity index-linked deposits		105		—		105
Share-based payments		7,518		—		7,518
Provisions for guarantees		52,488		—		52,488
Losses(gains) from valuation on derivative financial instruments		4,484		(35,678)		(31,194)
Present value discount		7,556		(1,271)		6,285
Losses(gains) from fair value hedged item		9,104		—		9,104
Accrued interest		—		(78,913)		(78,913)
Deferred loan origination fees and costs		7,048		(136,768)		(129,720)
Gains from revaluation		—		(274,947)		(274,947)
Investments in subsidiaries and others		6,197		(80,584)		(74,387)
Derivative linked securities		531,545		(534,933)		(3,388)
Others		700,421		(364,783)		335,638

		1,426,038		(1,508,230)		(82,192)
Offsetting of deferred income tax assets and liabilities		(1,418,116)		1,418,116		—

	~~W~~	7,922	~~W~~	(90,114)	~~W~~	(82,192)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

(In millions of Korean won)	Dec. 31, 2014
	Assets		Liabilities		Net amount
Other provisions	~~W~~	99,369	~~W~~	—	~~W~~	99,369
Allowances for loan losses		2,416		(1,900)		516
Impairment losses on property and equipment		5,590		(358)		5,232
Interest on equity index-linked deposits		183		—		183
Share-based payments		8,134		—		8,134
Provisions for guarantees		50,115		—		50,115
Losses(gains) from valuation on derivative financial instruments		3,714		(52,714)		(49,000)
Present value discount		8,078		(10,694)		(2,616)
Losses(gains) from fair value hedged item		12,834		—		12,834
Accrued interest		—		(79,385)		(79,385)
Deferred loan origination fees and costs		9,265		(132,815)		(123,550)
Gains from revaluation		—		(274,947)		(274,947)
Investments in subsidiaries and others		12,635		(74,504)		(61,869)
Derivative linked securities		336,025		(338,587)		(2,562)
Others		703,497		(363,600)		339,897

		1,251,855		(1,329,504)		(77,649)
Offsetting of deferred income tax assets and liabilities		(1,236,293)		1,236,293		—

	~~W~~	15,562	~~W~~	(93,211)	~~W~~	(77,649)

16. Assets held for sale

The details of assets held for sale as of June 30, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	June 30, 2015
	Acquisition cost[1]		Accumulated impairment		Carrying amount		Fair value less costs to sell
Land	~~W~~	42,794	~~W~~	(9,486)	~~W~~	33,308	~~W~~	35,695
Buildings		51,669		(22,843)		28,826		29,692

	~~W~~	94,463	~~W~~	(32,329)	~~W~~	62,134	~~W~~	65,387

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

(In millions of Korean won)	Dec. 31, 2014
	Acquisition cost[1]		Accumulated impairment		Carrying amount		Fair value less costs to sell
Land	~~W~~	47,418	~~W~~	(9,442)	~~W~~	37,976	~~W~~	40,530
Buildings		57,005		(24,624)		32,381		33,752

	~~W~~	104,423	~~W~~	(34,066)	~~W~~	70,357	~~W~~	74,282

[1]	Acquisition cost of buildings held for sale is net of accumulated depreciation.

17. Other Assets

The details of other assets as of June 30, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	June 30, 2015		Dec. 31, 2014
Other financial assets
Other receivables	~~W~~	7,261,285	~~W~~	3,185,783
Accrued income		1,187,062		1,166,555
Guarantee deposits		1,221,561		1,339,572
Domestic exchange settlement debits		552,915		2,096,804
Others		114,474		119,733
Allowances for loan losses		(347,676)		(347,918)
Present value discount		(784)		(898)

		9,988,837		7,559,631

Other non-financial assets
Other receivables		9,785		1,469
Prepaid expenses		327,392		327,633
Guarantee deposits		4,106		4,081
Insurance assets		120,403		127,493
Separate account assets		713,637		689,701
Others		177,841		96,759
Allowances on other asset		(23,137)		(23,294)

		1,330,027		1,223,842

	~~W~~	11,318,864	~~W~~	8,783,473

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

The changes in allowances for loan losses on other assets for the six-month periods ended June 30, 2015 and 2014, are as follows:

(In millions of Korean won)	June 30, 2015
	Other financial assets		Other non- financial assets		Total
Beginning	~~W~~	347,918	~~W~~	23,294	~~W~~	371,212
Written-off		(3,176)		(73)		(3,249)
Provision(reversal)		1,564		(84)		1,480
Others		1,370		—		1,370

Ending	~~W~~	347,676	~~W~~	23,137	~~W~~	370,813

(In millions of Korean won)	June 30, 2014
	Other financial assets		Other non- financial assets		Total
Beginning	~~W~~	580,651	~~W~~	16,402	~~W~~	597,053
Written-off		(231,805)		(730)		(232,535)
Provision(reversal)		14,423		(762)		13,661
Business combination		1,085		—		1,085
Others		27,614		5,398		33,012

Ending	~~W~~	391,968	~~W~~	20,308	~~W~~	412,276

18. Financial liabilities at fair value through profit or loss

The details of financial liabilities at fair value through profit or loss as of June 30, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	June 30, 2015		Dec. 31, 2014
Financial liabilities held for trading
Securities sold	~~W~~	905,328	~~W~~	784,892
Other		63,178		51,650

		968,506		836,542

Financial liabilities designated at fair value through profit or loss
Derivative linked securities		1,705,260		982,426

Total financial liabilities at fair value through profit or loss	~~W~~	2,673,766	~~W~~	1,818,968

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

19. Deposits

The details of deposits as of June 30, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	June 30, 2015		Dec. 31, 2014
Demand deposits
Demand deposits in Korean won	~~W~~	84,129,202	~~W~~	75,835,847
Demand deposits in foreign currencies		3,160,699		3,019,063

		87,289,901		78,854,910

Time deposits
Time deposits in Korean won		117,864,499		128,627,173
Fair value adjustments on valuation of fair value hedged items		(1,664)		(958)

		117,862,835		128,626,215

Time deposits in foreign currencies		2,723,227		2,484,949
Fair value adjustments on valuation of fair value hedged items		(9,576)		—

		2,713,651		2,484,949

		120,576,486		131,111,164

Certificates of deposits		4,451,191		1,583,047

Total deposits	~~W~~	212,317,578	~~W~~	211,549,121

20. Debts

The details of debts as of June 30, 2015 and December 31, 2014, consist of:

(In millions of Korean won)	June 30, 2015		Dec. 31, 2014
Borrowings	~~W~~	12,278,762	~~W~~	11,908,698
Bonds sold under repurchase agreements and others		1,248,409		1,074,146
Call money		2,750,834		2,881,656

	~~W~~	16,278,005	~~W~~	15,864,500

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

The details of borrowings as of June 30, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)		Lender	Annual interest rate (%)	June 30, 2015		Dec. 31, 2014
Borrowings in Korean won	Borrowings from the Bank of Korea	Bank of Korea	0.50~0.75	~~W~~	1,558,323	~~W~~	1,002,796
	Borrowings from the government	KEMCO and others	0.00~5.00		725,988		611,378
	Borrowings from banking institutions	Industrial Bank of Korea	1.33		441		37,874
	Borrowings from non-banking financial institutions	The Korea Development Bank	0.20~2.70		276,136		212,452
	Other borrowings	Korea Gas Corporation and others	0.00~7.50		3,378,311		3,980,812

					5,939,199		5,845,312

Borrowings in foreign currencies	Due to banks	HSBC Bank PLC and others	—		13,211		3,313
	Borrowings from banking institutions	Sumitomo Mitsui Banking Corp. and others	0.11~1.50		3,526,454		3,522,159
	Other borrowings from financial institutions	The Korea Development Bank and others	0.53~1.54		158,464		34,460
	Other borrowings	JP Morgan Chase Bank N.A. and others	—		2,641,434		2,503,454

					6,339,563		6,063,386

				~~W~~	12,278,762	~~W~~	11,908,698

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

21. Debentures

The details of debentures as of June 30, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	Annual interest rate (%)	June 30, 2015		Dec. 31, 2014
Debentures in Korean won
Structured debentures	0.21~8.62	~~W~~	1,019,238	~~W~~	1,239,238
Subordinated fixed rate debentures in Korean won	3.08~7.51		4,641,981		4,761,124
Fixed rate debentures in Korean won	1.73~4.09		20,246,133		18,839,553
Floating rate debentures in Korean won	1.95~2.27		743,000		1,133,000

			26,650,352		25,972,915

Fair value adjustments on fair value hedged financial debentures in Korean won
Fair value adjustments on valuation of fair value hedged items			46,551		53,916
Discount or premium on debentures in Korean won
Discount on debentures			(25,806)		(43,291)

			26,671,097		25,983,540

Debentures in foreign currencies
Floating rate debentures	0.18~1.53		1,838,465		1,648,175
Fixed rate debentures	0.65~3.63		1,665,979		1,578,980

			3,504,444		3,227,155
Fair value adjustments on fair value hedged debentures in foreign currencies
Fair value adjustments on valuation of fair value hedged items			2,311		75
Discount or premium on debentures in foreign currencies
Discount on debentures			(7,865)		(10,064)

			3,498,890		3,217,166

		~~W~~	30,169,987	~~W~~	29,200,706

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

The changes in debentures based on face value for the six-month periods ended June 30, 2015 and 2014, are as follows:

(In millions of Korean won)	June 30, 2015
	Beginning		Issues		Repayments		Others		Ending
Debentures in Korean won
Structured debentures	~~W~~	1,239,238	~~W~~	120,000	~~W~~	(340,000)	~~W~~	—	~~W~~	1,019,238
Subordinated fixed rate debentures in Korean won		4,761,124		—		(119,143)		—		4,641,981
Fixed rate debentures in Korean won		18,839,553		27,199,700		(25,793,120)		—		20,246,133
Floating rate debentures in Korean won		1,133,000		—		(390,000)		—		743,000

		25,972,915		27,319,700		(26,642,263)		—		26,650,352

Debentures in foreign currencies
Floating rate debentures		1,648,175		179,565		(26,686)		37,411		1,838,465
Fixed rate debentures		1,578,980		121,995		(72,927)		37,931		1,665,979

		3,227,155		301,560		(99,613)		75,342		3,504,444

	~~W~~	29,200,070	~~W~~	27,621,260	~~W~~	(26,741,876)	~~W~~	75,342	~~W~~	30,154,796

(In millions of Korean won)			June 30, 2014
	Beginning		Issues		Repayments		Business combination		Others		Ending
Debentures in Korean won
Structured debentures	~~W~~	1,499,238	~~W~~	—	~~W~~	(180,000)	~~W~~	—	~~W~~	—	~~W~~	1,319,238
Subordinated fixed rate debentures in Korean won		8,648,474		—		(2,919,586)		195,000		—		5,923,888
Fixed rate debentures in Korean won		12,057,142		9,552,200		(8,760,816)		2,545,000		—		15,393,526
Floating rate debentures in Korean won		1,505,858		353,000		(345,658)		—		—		1,513,200

		23,710,712		9,905,200		(12,206,060)		2,740,000		—		24,149,852

Debentures in foreign currencies
Floating rate debentures		1,143,360		675,253		(287,003)		—		(51,018)		1,480,592
Fixed rate debentures		2,335,059		25,728		(1,281,746)		—		(249,585)		829,456

		3,478,419		700,981		(1,568,749)		—		(300,603)		2,310,048

	~~W~~	27,189,131	~~W~~	10,606,181	~~W~~	(13,774,809)	~~W~~	2,740,000	~~W~~	(300,603)	~~W~~	26,459,900

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

22. Provisions

The details of provisions as of June 30, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	June 30, 2015		Dec. 31, 2014
Provisions for unused loan commitments	~~W~~	191,267	~~W~~	209,964
Provisions for acceptances and guarantees		217,031		207,927
Provisions for financial guarantee contracts		2,683		2,718
Provisions for asset retirement obligation		73,050		73,442
Others		117,330		120,296

	~~W~~	601,361	~~W~~	614,347

The changes in provisions for unused loan commitments, acceptances and guarantees for the six-month periods ended June 30, 2015 and 2014, are as follows:

(In millions of Korean won)	June 30, 2015
	Provisions for unused loan commitments		Provisions for acceptances and guarantees		Total
Beginning	~~W~~	209,964	~~W~~	207,927	~~W~~	417,891
Effects of changes in foreign exchange rate		353		2,470		2,823
Provision(reversal)		(19,050)		6,634		(12,416)

Ending	~~W~~	191,267	~~W~~	217,031	~~W~~	408,298

(In millions of Korean won)	June 30, 2014
	Provisions for unused loan commitments		Provisions for acceptances and guarantees		Total
Beginning	~~W~~	226,110	~~W~~	209,118	~~W~~	435,228
Effects of changes in foreign exchange rate		(558)		(4,051)		(4,609)
Provision(reversal)		(23,767)		19,383		(4,384)

Ending	~~W~~	201,785	~~W~~	224,450	~~W~~	426,235

The changes in provisions for financial guarantee contracts for the six-month periods ended June 30, 2015 and 2014, are as follows:

(In millions of Korean won)	June 30, 2015		June 30, 2014
Beginning	~~W~~	2,718	~~W~~	2,699
Provision(reversal)		(35)		(584)

Ending	~~W~~	2,683	~~W~~	2,115

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

The changes in provisions for asset retirement obligation for the six-month periods ended June 30, 2015 and 2014, are as follows:

(In millions of Korean won)	June 30, 2015		June 30, 2014
Beginning	~~W~~	73,442	~~W~~	76,608
Provision		1,501		1,626
Reversal		(375)		(7)
Used		(2,564)		(3,776)
Unwinding of discount		1,048		1,456
Effects of changes in discount rate		(2)		—
Business combination		—		345

Ending	~~W~~	73,050	~~W~~	76,252

Provisions for asset retirement obligations are the present value of estimated costs to be incurred for the restoration of the leased properties. Actual expenses are expected to be incurred at the end of each lease contract. Three-year historical data of expired leases were used to estimate the average lease period. Also, the average restoration expense based on actual three-year historical data and the three-year historical average inflation rate were used to estimate the present value of estimated costs.

The changes in other provisions for the six-month periods ended June 30, 2015 and 2014, are as follows:

(In millions of Korean won)
	June 30, 2015
	Membership rewards program		Dormant accounts		Litigations		Others		Total
Beginning	~~W~~	11,274	~~W~~	33,996	~~W~~	24,506	~~W~~	50,520	~~W~~	120,296
Increase		12,933		10,009		8,253		3,424		34,619
Decrease		(13,121)		(10,003)		(10,486)		(3,975)		(37,585)

Ending	~~W~~	11,086	~~W~~	34,002	~~W~~	22,273	~~W~~	49,969	~~W~~	117,330

(In millions of Korean won)
	June 30, 2014
	Membership rewards program		Dormant accounts		Litigations		Others		Total
Beginning	~~W~~	5,402	~~W~~	16,839	~~W~~	23,455	~~W~~	117,842	~~W~~	163,538
Increase		8,117		14,478		1,654		8,125		32,374
Decrease		(6,422)		(17,876)		(23)		(39,504)		(63,825)
Business combination		—		—		—		273		273

Ending	~~W~~	7,097	~~W~~	13,441	~~W~~	25,086	~~W~~	86,736	~~W~~	132,360

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

23. Net Defined benefit liabilities

Defined benefit plan

The Group operates defined benefit plans which have the following characteristics:

•	The Group has the obligation to pay the agreed benefits to all its current and former employees.

•	Actuarial risk (that benefits will cost more than expected) and investment risk fall, in substance, on the Group.

The net defined benefit liability recognized in the statements of financial position is calculated in accordance with actuarial valuation methods using data such as interest rates, future salary increase rate, and mortality rate based on historical data. Actuarial assumptions may differ from actual results, due to changes in the market, economic trends and mortality trends.

The changes in the net defined benefit liabilities for the six-month periods ended June 30, 2015 and 2014, are as follows:

(In millions of Korean won)	June 30, 2015
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	~~W~~	1,271,078	~~W~~	(1,195,394)	~~W~~	75,684
Current service cost		92,441		—		92,441
Interest cost (income)		18,871		(17,762)		1,109
Remeasurements:
Return on plan assets (excluding amounts included in interest income)		—		6,485		6,485
Actuarial gains and losses by changes in demographic assumptions		(2,335)		—		(2,335)
Actuarial gains and losses by changes in financial assumption		1,003		—		1,003
Contributions		—		(816)		(816)
Payments from plans (benefit payments)		(88,070)		88,070		—
Payments from the Group		(2,930)		—		(2,930)
Transfer in		4,468		(4,378)		90
Transfer out		(4,378)		4,378		—
Others		3		—		3

Ending	~~W~~	1,290,151	~~W~~	(1,119,417)	~~W~~	170,734

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

(In millions of Korean won)	June 30, 2014
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	~~W~~	985,195	~~W~~	(920,722)	~~W~~	64,473
Current service cost		81,617		—		81,617
Interest cost (income)		19,555		(18,248)		1,307
Remeasurements:
Return on plan assets (excluding amounts included in interest income)		—		7,007		7,007
Actuarial gains and losses by changes in financial assumption		3,115		—		3,115
Contributions		—		(20,775)		(20,775)
Past service cost		1		—		1
Payments from plans (benefit payments)		(33,512)		33,512		—
Payments from the Group		(2,246)		—		(2,246)
Transfer in		3,082		(3,082)		—
Transfer out		(3,142)		3,015		(127)
Effect of exchange rate changes		(3)		—		(3)
Business combination		10,552		(5,418)		5,134

Ending	~~W~~	1,064,214	~~W~~	(924,711)	~~W~~	139,503

The details of the net defined benefit liabilities as of June 30, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	June 30, 2015		Dec. 31, 2014
Present value of defined benefit obligation	~~W~~	1,290,151	~~W~~	1,271,078
Fair value of plan assets		(1,119,417)		(1,195,394)

Net defined benefit liabilities	~~W~~	170,734	~~W~~	75,684

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

The details of post-employment benefits recognized in profit or loss as employee compensation and benefits for the six-month periods ended June 30, 2015 and 2014, are as follows:

(In millions of Korean won)	June 30, 2015		June 30, 2014
Current service cost	~~W~~	92,441	~~W~~	81,617
Past service cost		—		1
Net interest expenses of net defined benefit liabilities		1,109		1,307

Post-employment benefits[1]	~~W~~	93,550	~~W~~	82,925

[1]	Post-employment benefits amounting to ~~W~~573 million and ~~W~~435 million for the six-month periods ended June 30, 2015 and 2014, respectively, are recognized as other operating expense in the statements of comprehensive income.

24. Other liabilities

The details of other liabilities as of June 30, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	June 30, 2015		Dec. 31, 2014
Other financial liabilities
Other payables	~~W~~	8,749,256	~~W~~	4,712,587
Prepaid card and debit card		15,938		19,578
Accrued expenses		2,924,138		3,123,144
Financial guarantee liabilities		12,166		13,237
Deposits for letter of guarantees and others		440,068		351,041
Domestic exchange settlement credits		189,526		128,739
Foreign exchanges settlement credits		177,275		69,440
Borrowings from other business accounts		12,881		40,383
Other payables from trust accounts		2,559,429		2,548,577
Liability incurred from agency relationships		868,196		505,664
Account for agency businesses		367,729		340,062
Dividend payables		476		477
Other payables from factored receivables		36,681		37,734
Others		33,394		28,157

		16,387,153		11,918,820

Other non-financial liabilities
Other payables		380,103		72,370
Unearned revenue		192,329		154,066
Accrued expenses		324,523		208,226
Deferred revenue on credit card points		119,571		115,658
Withholding taxes		81,092		106,291
Insurance liabilities		6,546,501		6,265,198
Separate account liabilities		731,673		698,832
Others		64,335		57,741

		8,440,127		7,678,382

	~~W~~	24,827,280	~~W~~	19,597,202

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

25. Equity

25.1 Share capital

The details of outstanding shares of the Parent Company as of June 30, 2015 and December 31, 2014, are as follows:

	June 30, 2015		Dec. 31, 2014
Type	Ordinary share		Ordinary share
Number of authorized shares		1,000,000,000		1,000,000,000
Par value per share	~~W~~	5,000	~~W~~	5,000
Number of issued shares		386,351,693		386,351,693
Share capital[1]	~~W~~	1,931,758	~~W~~	1,931,758

[1]	In millions of Korean won.

25.2 Capital surplus

The details of capital surplus as of June 30, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	June 30, 2015		Dec. 31, 2014
Share premium	~~W~~	12,226,596	~~W~~	12,226,596
Loss on sale of treasury shares		(568,544)		(568,544)
Other capital surplus		4,196,458		4,196,458

	~~W~~	15,854,510	~~W~~	15,854,510

25.3 Accumulated other comprehensive income

The details of accumulated other comprehensive income as of June 30, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	June 30, 2015		Dec. 31, 2014
Remeasurements of net defined benefit liabilities	~~W~~	(114,673)	~~W~~	(110,814)
Exchange differences on translating foreign operations		2,637		(12,153)
Change in value of available-for-sale financial assets		708,636		680,900
Change in value of held-to-maturity financial assets		3,290		3,823
Shares of other comprehensive income of associates		(87,071)		(89,303)
Cash flow hedges		(13,257)		(10,774)
Hedges of a Net Investment in a Foreign Operation		(7,504)		—

	~~W~~	492,058	~~W~~	461,679

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

25.4 Retained earnings

The details of retained earnings as of June 30, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	June 30, 2015		Dec. 31, 2014
Legal reserves[1]	~~W~~	251,517	~~W~~	208,221
Voluntary reserves		982,000		982,000
Unappropriated retained earnings		8,476,873		7,876,924

	~~W~~	9,710,390	~~W~~	9,067,145

[1]	With respect to the allocation of net profit earned in a fiscal term, the Parent Company must set aside in its legal reserve an amount equal to at least 10% of its net income after tax as reported in the separate statement of comprehensive income each time it pays dividends on its net profits earned until its legal reserve reaches at least the aggregate amount of its share capital in accordance with Article 53 of the Financial Holding Company Act. The reserve is not available for the payment of cash dividends, but may be transferred to share capital, or used to reduce accumulated deficit.

Regulatory Reserve for Credit Losses

Measurement and Disclosure of Regulatory Reserve for Credit Losses are required in accordance with Articles 26 through 28 of Supervisory Regulations on Financial Holding Companies.

The details of the regulatory reserve for credit losses as of June 30, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	June 30, 2015		Dec. 31, 2014
Regulatory reserve for credit losses attributable to:
Shareholders of the Parent Company	~~W~~	2,475,383	~~W~~	2,456,352
Non-controlling interests		21,656		16,808

	~~W~~	2,497,039	~~W~~	2,473,160

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

The adjustments to the regulatory reserve for credit losses for the three-month and six-month periods ended June 30, 2015 and 2014, are as follows:

(In millions of Korean won, except earnings per share)	June 30, 2015				June 30, 2014
	Three months		Six months		Three months		Six months
Provision (reversal) of regulatory reserve for credit losses[1]	~~W~~	(19,097)	~~W~~	19,031	~~W~~	9,253	~~W~~	(7,576)
Adjusted profit after provision (reversal) of regulatory reserve for credit losses[2]		358,731		925,568		382,966		759,029
Adjusted basic earnings per share after provision (reversal) of regulatory reserve for credit losses[2]		929		2,396		991		1,965
Adjusted diluted earnings per share after provision (reversal) of regulatory reserve for credit losses[2]		925		2,386		988		1,958

[1]	Excluding the ~~W~~8,753 million as of June 30, 2014, increase in regulatory reserve for credit losses due to business combination of KB Capital Co., Ltd.
[2]	Adjusted profit after provision (reversal) of regulatory reserve for credit losses is not in accordance with Korean IFRS and calculated on the assumption that provision (reversal) of regulatory reserve for credit losses before income tax is adjusted to the profit.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

26. Net Interest Income

The details of interest income and interest expense for the three-month and six-month periods ended June 30, 2015 and 2014, are as follows:

(In millions of Korean won)	June 30, 2015				June 30, 2014
	Three months		Six months		Three months		Six months
Interest income
Due from financial institutions	~~W~~	43,084	~~W~~	83,782	~~W~~	49,583	~~W~~	93,390
Loans		2,270,916		4,657,639		2,572,055		5,091,990
Financial investments
Available-for-sale financial assets		121,643		250,728		146,751		297,098
Held-to-maturity financial assets		119,329		241,735		141,979		285,166
Other		30,813		63,591		38,944		80,172

		2,585,785		5,297,475		2,949,312		5,847,816

Interest expenses
Deposits		754,896		1,639,343		974,011		1,945,335
Debts		47,927		98,745		73,155		142,333
Debentures		213,539		432,343		274,374		572,195
Other		21,862		42,566		19,691		37,161

		1,038,224		2,212,997		1,341,231		2,697,024

Net interest income	~~W~~	1,547,561	~~W~~	3,084,478	~~W~~	1,608,081	~~W~~	3,150,792

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

27. Net Fee and Commission income

The details of fee and commission income, and fee and commission expense for the six-month periods ended June 30, 2015 and 2014, are as follows:

(In millions of Korean won)	June 30, 2015				June 30, 2014
	Three months		Six months		Three months		Six months
Fee and commission income
Banking activity fees	~~W~~	42,237	~~W~~	83,374	~~W~~	41,876	~~W~~	82,899
Lending activity fees		24,338		44,084		17,852		35,330
Credit card related fees and commissions		302,131		603,749		267,132		532,440
Debit card related fees and commissions		83,338		161,438		70,058		139,045
Agent activity fees		39,493		77,643		40,673		77,160
Trust and other fiduciary fees		78,446		161,481		52,187		98,706
Fund management related fees		25,444		47,921		22,669		45,680
Guarantee fees		7,442		14,629		7,863		14,789
Foreign currency related fees		24,047		46,728		24,830		48,036
Commissions from transfer agent services		47,560		83,912		37,348		76,620
Other business account commission on consignment		7,248		13,727		5,543		12,039
Securities brokerage fees		24,239		43,416		16,571		31,065
Lease fees		8,943		16,731		4,733		4,733
Other		43,323		76,509		44,208		72,810

		758,229		1,475,342		653,543		1,271,352

Fee and commission expense
Trading activity related fees[1]		1,578		3,088		2,164		4,217
Lending activity fees		2,120		3,788		4,682		8,392
Credit card related fees and commissions		281,072		536,730		225,474		459,955
Outsourcing related fees		21,113		39,354		17,090		36,226
Foreign currency related fees		3,748		7,292		2,352		5,269
Management fees of written-off loans		1,349		2,037		730		1,685
Other		53,195		106,902		48,935		90,107

		364,175		699,191		301,427		605,851

Net fee and commission income	~~W~~	394,054	~~W~~	776,151	~~W~~	352,116	~~W~~	665,501

[1]	The fees from financial assets/liabilities at fair value through profit or loss.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

28. Net gains or losses on financial assets/liabilities at fair value through profit or loss

28.1 Net gains or losses on financial instruments held for trading

Net gain or loss from financial instruments held for trading includes interest income, dividend income and gains or losses arising from changes in the fair values, sales and redemptions. The details for the three-month and six-month periods ended June 30, 2015 and 2014, are as follows:

(In millions of Korean won)	June 30, 2015				June 30, 2014
	Three months		Six months		Three months		Six months
Gains related to financial instruments held for trading
Financial assets held for trading
Debt securities	~~W~~	35,457	~~W~~	205,824	~~W~~	121,672	~~W~~	204,859
Equity securities		15,301		39,754		13,474		37,484

		50,758		245,578		135,146		242,343

Derivatives held for trading
Interest rate		21,831		486,931		358,704		621,106
Currency		495,379		858,410		842,444		1,191,473
Stock or stock index		41,184		86,455		27,656		78,248
Commodity		402		512		3		178
Other		1,712		1,479		14,470		24,845

		560,508		1,433,787		1,243,277		1,915,850

Financial liabilities held for trading		30,121		36,869		3,484		9,593

Other financial instruments		3		2,111		11		20

		641,390		1,718,345		1,381,918		2,167,806

Losses related to financial instruments held for trading
Financial assets held for trading
Debt securities		37,339		47,362		6,268		17,736
Equity securities		11,000		18,073		8,911		33,158

		48,339		65,435		15,179		50,894

Derivatives held for trading
Interest rate		4,545		505,551		381,599		654,818
Currency		471,279		801,594		833,115		1,185,174
Stock or stock index		41,451		66,581		18,917		55,055
Commodity		278		410		64		392
Other		152		285		1,065		1,983

		517,705		1,374,421		1,234,760		1,897,422

Financial liabilities held for trading		20,553		68,355		24,004		36,967

Other financial instruments		21		2,096		18		20

		586,618		1,510,307		1,273,961		1,985,303

Net gains or losses on financial instruments held for trading	~~W~~	54,772	~~W~~	208,038	~~W~~	107,957	~~W~~	182,503

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

28.2 Net gains or losses on financial instruments designated at fair value through profit or loss

Net gain or loss from financial instruments designated at fair value through profit or loss includes interest income, dividend income and gains or losses arising from changes in the fair values, sales and redemptions. The details for the three-month and six-month periods ended June 30, 2015 and 2014, are as follows:

(In millions of Korean won)	June 30, 2015				June 30, 2014
	Three months		Six months		Three months		Six months
Gains related to financial instruments designated at fair value through profit or loss
Financial assets designated at fair value through profit or loss	~~W~~	1,774	~~W~~	21,548	~~W~~	8,400	~~W~~	13,037
Financial liabilities designated at fair value through profit or loss		28,018		32,343		2,092		11,082

		29,792		53,891		10,492		24,119

Losses related to financial instruments designated at fair value through profit or loss
Financial assets designated at fair value through profit or loss		6,182		8,692		1,970		6,397
Financial liabilities designated at fair value through profit or loss		5,698		47,419		17,271		30,498

		11,880		56,111		19,241		36,895

Net gains or losses on financial instruments designated at fair value through profit or loss	~~W~~	17,912	~~W~~	(2,220)	~~W~~	(8,749)	~~W~~	(12,776)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

29. Other operating income and expenses

The details of other operating income and expenses for the three-month and six-month periods ended June 30, 2015 and 2014, are as follows:

(In millions of Korean won)	June 30, 2015				June 30, 2014
	Three months		Six months		Three months		Six months
Other operating income
Revenue related to available-for-sale financial assets
Gains on redemption of available-for-sale financial assets	~~W~~	—	~~W~~	66	~~W~~	—	~~W~~	—
Gains on sale of available-for-sale financial assets		200,087		249,620		13,324		36,422

		200,087		249,686		13,324		36,422

Gains on foreign exchange transactions		740,733		1,026,187		306,404		564,204
Income related to insurance		307,034		618,320		305,884		605,855
Dividend income		21,282		58,484		13,021		47,236
Others		122,195		155,162		73,629		129,278

		1,391,331		2,107,839		712,262		1,382,995

Other operating expenses
Expense related to available-for-sale financial assets
Loss on redemption of available-for-sale financial assets		—		25		—		7
Loss on sale of available-for-sale financial assets		2,547		3,896		536		2,448
Impairment on available-for-sale financial assets		42,511		111,639		34,183		61,326

		45,058		115,560		34,719		63,781

Loss on foreign exchanges transactions		724,705		992,571		228,167		459,591
Expense related to insurance		335,923		675,173		339,186		672,389
Others		268,788		553,132		302,613		550,908

		1,374,474		2,336,436		904,685		1,746,669

Net other operating income(expenses)	~~W~~	16,857	~~W~~	(228,597)	~~W~~	(192,423)	~~W~~	(363,674)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

30. General and administrative expenses

30.1 General and administrative expenses

The details of general and administrative expenses for the three-month and six-month periods ended June 30, 2015 and 2014, are as follows:

(In millions of Korean won)	June 30, 2015				June 30, 2014
	Three months		Six months		Three months		Six months
Employee Benefits
Salaries and short-term employee benefits - salaries	~~W~~	458,513	~~W~~	920,036	~~W~~	421,438	~~W~~	858,756
Salaries and short-term employee benefits - others		164,871		400,547		207,631		384,202
Post-employment benefits - defined benefit plans		46,443		92,977		41,592		82,490
Post-employment benefits - defined contribution plans		2,795		6,436		2,621		4,193
Termination benefits		346,378		348,161		278		315
Share-based payments		4,659		10,630		(812)		(1,942)

		1,023,659		1,778,787		672,748		1,328,014

Depreciation and amortization		61,168		121,222		60,805		121,834
Other general and administrative expenses
Rental expense		67,655		136,632		73,935		148,303
Tax and dues		44,460		83,260		37,483		84,277
Communication		10,047		18,656		9,133		17,998
Electricity and utilities		6,071		13,426		6,006		13,444
Publication		4,479		9,184		4,500		9,233
Repairs and maintenance		3,481		7,011		4,655		7,769
Vehicle		2,633		4,727		2,933		5,429
Travel		1,490		2,924		1,366		2,497
Training		4,429		9,727		3,683		7,692
Service fees		28,099		52,778		26,585		49,866
Others		110,745		207,117		105,298		203,638
		283,589		545,442		275,577		550,146

	~~W~~	1,368,416	~~W~~	2,445,451	~~W~~	1,009,130	~~W~~	1,999,994

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

30.2 Share-based payments

30.2.1 Share options

The changes in the number of granted share options and the weighted average exercise price for the six-month periods ended June 30, 2015 and 2014, are as follows:

(In Korean won, except number of shares)
	June 30, 2015
	Number of granted shares
	Beginning		Expired		Ending		Number of exercisable shares		Exercise price per share	Remaining contractual life(Years)
Series 22		657,498		657,498		—		—	—	—
Series 23		15,246		15,246		—		—	—	—

		672,744		672,744		—		—

Weighted average exercise price	~~W~~	77,268	~~W~~	77,268	~~W~~	—	~~W~~	—

(In Korean won, except number of shares)
	June 30, 2014
	Number of granted shares
	Beginning		Expired		Ending		Number of exercisable shares		Exercise price per share	Remaining contractual life(Years)
Series 19		751,651		751,651		—		—	—	—
Series 20		25,613		25,613		—		—	—	—
Series 21		18,987		—		18,987		18,987	76,600	0.33
Series 22		657,498		—		657,498		657,498	77,100	0.61
Series 23		15,246		—		15,246		15,246	84,500	0.73

		1,468,995		777,264		691,731		691,731

Weighted average exercise price	~~W~~	77,235	~~W~~	77,222	~~W~~	77,249	~~W~~	77,249

30.2.2 Share Grants

The Group changed the scheme of share-based payment from share options to share grants in November 2007. The share grant award program is an incentive plan that sets, on grant date, the maximum amount of shares that can be awarded. Actual shares granted at the end of the vesting period is determined in accordance with achievement of pre-specified targets over the vesting period.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

The details of share grants linked to long-term performance as of June 30, 2015, are as follows:

(in number of shares)	Grant date	Number of granted shares[1]	Vesting conditions

Share grants
(KB Financial Group Inc.)
Series 4	2010.07.13	180,707	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,3]
Series 8	2012.01.01	13,471	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,4]
Series 9	2013.07.17	37,904	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,4]
Series 10	2014.01.01	19,042	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,4]
Series 11	2013.07.13	69,892	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,3]
Series 12	2014.11.21	60,841	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,5]
Series 13	2015.01.01	36,210	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,6]
Deferred grant in 2010	—	2,798	Satisfied
Deferred grant in 2011	—	957	Satisfied
Deferred grant in 2012	—	5,318	Satisfied
Deferred grant in 2013	—	13,058	Satisfied
Deferred grant in 2014	—	4,547	Satisfied

		444,745

(Kookmin Bank)
Series 48	2013.07.23	14,470	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,7]

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

Series 49	2013.07.24	36,495	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,7]
Series 50	2013.07.24	9,214	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,7]
Series 52	2013.08.01	10,278	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,7]
Series 57	2014.01.01	8,853	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,7]
Series 58	2014.01.01	78,700	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,7]
Series 60	2015.01.01	349,984	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,7]
Series 61	2015.04.14	8,390	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,7]
Deferred grant in 2010	—	50	Satisfied
Deferred grant in 2011	—	101	Satisfied
Deferred grant in 2012	—	13,082	Satisfied
Deferred grant in 2013	—	70,659	Satisfied
Deferred grant in 2014	—	124,149	Satisfied
Deferred grant in 2015	—	1,877	Satisfied

		726,302

(Other subsidiaries)
Share granted in 2010		3,086	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8]
Share granted in 2011		7,230	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8]
Share granted in 2012		22,834	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8]

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

Share granted in 2013	104,394	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8]
Share granted in 2014	81,882	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8]
Share granted in 2015	108,199	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8]

	327,625

	1,498,672

[1]	Granted shares represent the total number of shares initially granted to directors and employees at the end of reporting period.
[2]	Certain portion of the granted shares is compensated over a maximum period of three years.
[3]	The 37.5%, 37.5% and 25% of the number of certain granted shares to be compensated are determined based on the accomplishment of targeted relative TSR, targeted EPS and qualitative indicators, respectively. The 30%, 30% and 40% of the number of other granted shares to be compensated are determined based on the accomplishment of the targeted Value-up Index, targeted financial results of the Company and its subsidiaries (Group) and targeted relative TSR, respectively. The 40%, 40% and 20% of the number of the remaining granted shares to be compensated are determined based on the accomplishment of the targeted relative TSR, the targeted EPS and qualitative indicators, respectively.
[4]	The 30%, 30% and 40% of the number of granted shares to be compensated are determined upon the accomplishment of the targeted Value-up Index, targeted financial results of the Company and its subsidiaries (Group) and the targeted relative TSR, respectively. However, 50% and 50% of certain granted shares will be compensated based on the accomplishment of the targeted Value-up Index and the accomplishment of targeted relative TSR.
[5]	The 35%, 35% and 30% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted relative TSR, the ROA and the growth rate of total assets, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

[6]	The 40%, 30% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of the targeted Value-up Index, targeted financial results of the Company and its subsidiaries (Group) and the targeted relative TSR, respectively. However, 50% and 50% of certain granted shares will be compensated based on the accomplishment of the targeted Value-up Index and the accomplishment of targeted relative TSR.
[7]	The 30%, 40% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of the targeted financial results of the Bank, the targeted Value-up Index and the targeted relative TSR, respectively. However, as for certain number of shares, half of the number of granted shares to be compensated is determined based on the accomplishment of the targeted relative TSR, while the other half is determined by the targeted Value-up Index.
[8]	The 30%, 30% and 40% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted Value-up Index, the respective subsidiaries’ performance and the targeted relative TSR, respectively. The 60% and 40% of the number of certain granted shares to be compensated is determined based on the accomplishment of the respective subsidiaries’ performance and the accomplishment of the targeted relative TSR, respectively. The 40%, 30% and 30% of the number of certain granted shares to be compensated is determined based on the accomplishment of the targeted Value-up Index, the respective subsidiaries’ performance and the targeted relative TSR, respectively. The 50% and 50% of the number of certain granted shares to be compensated are determined based on the accomplishment of the respective subsidiaries’ performance and the targeted relative TSR, respectively. The 70% and 30% of the number of certain granted shares to be compensated are determined based on the accomplishment of the respective subsidiaries’ performance and the targeted relative TSR, respectively.

The share grant award program is an incentive plan that sets, on grant date, the maximum amount of shares that can be awarded. Actual shares granted at the end of the vesting period is determined in accordance with achievement of pre-specified targets over the vesting period.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

The details of share grants linked to short-term performance as of June 30, 2015, are as follows:

	Grant date	Number of vested shares[1]	Vesting conditions
(KB Financial Group Inc.)
Share granted in 2010	2010.01.01	322	Satisfied
Share granted in 2011	2011.01.01	1,728	Satisfied
Share granted in 2012	2012.01.01	9,215	Satisfied
Share granted in 2013	2013.01.01	11,496	Satisfied
Share granted in 2014	2014.01.01	23,304	Satisfied
Share granted in 2015	2015.01.01	10,087	Proportion to service period
(Kookmin Bank)
Share granted in 2010	2010.01.01	363	Satisfied
Share granted in 2011	2011.01.01	14,486	Satisfied
Share granted in 2012	2012.01.01	69,471	Satisfied
Share granted in 2013	2013.01.01	74,387	Satisfied
Share granted in 2014	2014.01.01	167,044	Satisfied
Share granted in 2015	2015.01.01	81,713	Proportion to service period
(Other subsidiaries)
Share granted in 2013		6,551	Satisfied
Share granted in 2014		39,640	Satisfied
Share granted in 2015		27,867	Proportion to service period

[1]	The number of shares, which are exercisable, is determined by the results of performance. The share grants are settled over three years.

The accrued expenses representing stock options, stock grants, and share-based payments, as of June 30, 2015 and December 31, 2014, are ~~W~~47,038 million and ~~W~~48,734 million, respectively. The compensation costs amounting to ~~W~~10,630 million were recognized as an expense for the six-month period ended June 30, 2015, and the compensation costs from share grants of ~~W~~1,942 million were reversed during the six-month period ended June 30, 2014. There is no intrinsic value of the vested share options as of June 30, 2015 and December 31, 2014.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

31. Other non-operating income and expenses

The details of other non-operating income and expenses for the three-month and six-month periods ended June 30, 2015 and 2014, are as follows:

(In millions of Korean won)	June 30, 2015				June 30, 2014
	Three months		Six months		Three months		Six months
Other non-operating income
Gains of disposal in property and equipment	~~W~~	49	~~W~~	292	~~W~~	104	~~W~~	174
Rent received		6,188		12,251		2,521		5,021
Others		44,840		236,361		11,960		31,404

		51,077		248,904		14,585		36,599

Other non-operating expenses
Losses of disposal in property and equipment		119		292		372		898
Donation		6,336		10,566		6,166		10,136
Restoration cost		275		513		1,163		1,541
Others		15,383		22,464		27,954		43,208

		22,113		33,835		35,655		55,783

Net other non-operating income (expense)	~~W~~	28,964	~~W~~	215,069	~~W~~	(21,070)	~~W~~	(19,184)

32. Income tax expense

Income tax expense for the six-month periods ended June 30, 2015 and 2014, are as follows:

(In millions of Korean won)	June 30, 2015		June 30, 2014
Tax payable
Current tax expense	~~W~~	237,173	~~W~~	206,161
Adjustments recognized in the period for current tax of prior years		(12,965)		(4,651)

		224,208		201,510

Changes in deferred income tax assets (liabilities)		4,543		86,965
Income tax recognized directly in equity
Remeasurements of net defined benefit liabilities		1,232		2,447
Change in value of available-for-sale financial assets		(15,157)		(26,822)
Change in value of held-to-maturity financial assets		170		35
Share of other comprehensive income of associates		(578)		(935)
Cash flow hedges		(19)		993
Hedges of a net investment in a foreign operation		2,396		—

		(11,956)		(24,282)

Others		321		1,399

Tax expense	~~W~~	217,116	~~W~~	265,592

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

33. Dividends

The dividends to the shareholders of the Parent Company in respect of the year ended December 31, 2014, of ~~W~~780 per share, amounting to total dividends of ~~W~~301,354 million were paid in April 2015. The dividends paid to the shareholders of the Parent Company in 2014 were ~~W~~193,176 million (~~W~~500 per share).

34. Accumulated other comprehensive income

The details of accumulated other comprehensive income for the six-month periods ended June 30, 2015 and 2014, are as follows:

(In millions of Korean won)	June 30, 2015
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(110,814)	~~W~~	(5,091)	~~W~~	—	~~W~~	1,232	~~W~~	(114,673)
Exchange differences on translating foreign operations		(12,153)		14,790		—		—		2,637
Change in value of available-for-sale financial assets		680,900		220,766		(177,873)		(15,157)		708,636
Change in value of held-to-maturity financial assets		3,823		(703)		—		170		3,290
Shares of other comprehensive income of associates		(89,303)		2,810		—		(578)		(87,071)
Cash flow hedges		(10,774)		4,779		(7,243)		(19)		(13,257)
Hedges of a net investment in a foreign operation		—		(9,900)		—		2,396		(7,504)

	~~W~~	461,679	~~W~~	227,451	~~W~~	(185,116)	~~W~~	(11,956)	~~W~~	492,058

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

(In millions of Korean won)	June 30, 2014
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(12,523)	~~W~~	(10,100)	~~W~~	—	~~W~~	2,447	~~W~~	(20,176)
Exchange differences on translating foreign operations		(29,433)		(26,983)		—		—		(56,416)
Change in value of available-for-sale financial assets		430,976		157,629		(30,004)		(26,822)		531,779
Change in value of held-to-maturity financial assets		4,904		(604)		(1)		35		4,334
Shares of other comprehensive income of associates		(57,097)		(43,160)		248		(935)		(100,944)
Cash flow hedges		(515)		(13,854)		9,164		993		(4,212)

	~~W~~	336,312	~~W~~	62,928	~~W~~	(20,593)	~~W~~	(24,282)	~~W~~	354,365

35. Earnings per share

35.1 Basic earnings per share

Basic earnings per share is calculated by dividing profit and loss attributable to ordinary equity holders of the Parent Company by the weighted average number of ordinary shares outstanding, excluding the treasury shares, during the six-month periods ended June 30, 2015 and 2014.

Weighted average number of ordinary shares outstanding:

(In number of shares)	June 30, 2015
	Number of shares (a)	Days outstanding (b)	Total outstanding shares [(a) x (b)]
Three-month period
Beginning (A)	386,351,693	91	35,158,004,063

Weighted average number of ordinary shares outstanding [(B) =(A)/91]			386,351,693

Six-month period
Beginning (A)	386,351,693	181	69,929,656,433

Weighted average number of ordinary shares outstanding [(B) =(A)/181]			386,351,693

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

(In number of shares)	June 30, 2014
	Number of shares (a)	Days outstanding (b)	Total outstanding shares [(a) x (b)]
Three-month period
Beginning (A)	386,351,693	91	35,158,004,063

Weighted average number of ordinary shares outstanding [(B) =(A)/91]			386,351,693

Six-month period
Beginning (A)	386,351,693	181	69,929,656,433

Weighted average number of ordinary shares outstanding [(B) =(A)/181]			386,351,693

Basic earnings per share:

(in Korean won and in number of shares)	June 30, 2015
	Three months		Six months

Profit attributable to ordinary shares (C)	~~W~~	339,633,372,858	~~W~~	944,598,860,406
Weighted average number of ordinary shares outstanding (D)		386,351,693		386,351,693
Basic earnings per share [(E)=(C)/(D)]	~~W~~	879	~~W~~	2,445

(in Korean won and in number of shares)	June 30, 2014
	Three months		Six months

Profit attributable to ordinary shares (C)	~~W~~	392,219,291,641	~~W~~	751,453,177,678
Weighted average number of ordinary shares outstanding (D)		386,351,693		386,351,693
Basic earnings per share [(E)=(C)/(D)]	~~W~~	1,015	~~W~~	1,945

35.2 Diluted earnings per share

Diluted earnings per share is calculated using the weighted average number of ordinary shares outstanding which is adjusted by the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares. The Group’s dilutive potential ordinary shares include share grants.

A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Group’s outstanding shares for the period) based on the monetary value of the subscription rights attached to the share options. The number of shares calculated above is compared with the number of shares that would have been issued assuming the exercise of share grants.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

Adjusted profit for diluted earnings per share:

(In Korean won)	June 30, 2015
	Three months		Six months
Profit attributable to ordinary shares	~~W~~	339,633,372,858	~~W~~	944,598,860,406
Adjustment		—		—
Adjusted profit for diluted earnings per share	~~W~~	339,633,372,858	~~W~~	944,598,860,406

(In Korean won)	June 30, 2014
	Three months		Six months
Profit attributable to ordinary shares	~~W~~	392,219,291,641	~~W~~	751,453,177,678
Adjustment		—		—
Adjusted profit for diluted earnings per share	~~W~~	392,219,291,641	~~W~~	751,453,177,678

Adjusted weighted average number of ordinary shares outstanding to calculate diluted earnings per share:

(in number of shares)	June 30, 2015
	Three months	Six months
Weighted average number of ordinary shares outstanding	386,351,693	386,351,693
Adjustment
Share grants	1,388,324	1,514,543
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	387,740,017	387,866,236

(in number of shares)	June 30, 2014
	Three months	Six months
Weighted average number of ordinary shares outstanding	386,351,693	386,351,693
Adjustment
Share grants	1,245,132	1,307,648
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	387,596,825	387,659,341

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

Diluted earnings per share:

(in Korean won and in number of shares)	June 30, 2015
	Three months		Six months

Adjusted profit for diluted earnings per share	~~W~~	339,633,372,858	~~W~~	944,598,860,406
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		387,740,017		387,866,236
Diluted earnings per share	~~W~~	876	~~W~~	2,435

(in Korean won and in number of shares)	June 30, 2014
	Three months		Six months
Adjusted profit for diluted earnings per share	~~W~~	392,219,291,641	~~W~~	751,453,177,678
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		387,596,825		387,659,341
Diluted earnings per share	~~W~~	1,012	~~W~~	1,938

36. Insurance Contracts

36.1 Insurance liabilities

The details of insurance liabilities presented within other liabilities as of June 30, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	June 30, 2015		Dec. 31, 2014
Individual insurance
Pure Endowment insurance	~~W~~	4,521,415	~~W~~	4,334,823
Death insurance		131,430		112,858
Joint insurance		1,870,964		1,800,468
Group insurance		3,747		1,417
Others		18,945		15,632

	~~W~~	6,546,501	~~W~~	6,265,198

36.2 Insurance assets

The details of insurance assets presented within other assets as of June 30, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	June 30, 2015		Dec. 31, 2014
Reinsurance assets	~~W~~	4,671	~~W~~	4,482
Deferred acquisition costs		115,732		123,011

	~~W~~	120,403	~~W~~	127,493

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

36.3 Insurance premiums and reinsurance

The details of insurance premiums for the six-month periods ended June 30, 2015 and 2014, are as follows:

(In millions of Korean won)	June 30, 2015
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Others		Total
Insurance premiums earned	~~W~~	372,190	~~W~~	37,692	~~W~~	180,201	~~W~~	5,172	~~W~~	18,729	~~W~~	613,984
Reinsurance premiums paid		(242)		(1,382)		(150)		(1,017)		(3,407)		(6,198)

Net premiums earned	~~W~~	371,948	~~W~~	36,310	~~W~~	180,051	~~W~~	4,155	~~W~~	15,322	~~W~~	607,786

(In millions of Korean won)	June 30, 2014
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Others		Total
Insurance premiums earned	~~W~~	383,301	~~W~~	24,696	~~W~~	168,661	~~W~~	4,413	~~W~~	19,010	~~W~~	600,081
Reinsurance premiums paid		(184)		(1,233)		(147)		(1,365)		(3,758)		(6,687)

Net premiums earned	~~W~~	383,117	~~W~~	23,463	~~W~~	168,514	~~W~~	3,048	~~W~~	15,252	~~W~~	593,394

Insurance expenses for the six-month periods ended June 30, 2015 and 2014, are as follows:

(In millions of Korean won)	June 30, 2015
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Others		Total
Insurance expense	~~W~~	2,903	~~W~~	1,034	~~W~~	19,949	~~W~~	1,743	~~W~~	2,416	~~W~~	28,045
Dividend expense		287		12		—		—		—		299
Refund expense		213,485		5,217		104,537		150		—		323,389
Provision		186,592		18,572		70,496		2,330		3,313		281,303

		403,267		24,835		194,982		4,223		5,729		633,036

Reinsurance claims		(149)		(758)		(29)		(805)		(2,562)		(4,303)

Net insurance expense	~~W~~	403,118	~~W~~	24,077	~~W~~	194,953	~~W~~	3,418	~~W~~	3,167	~~W~~	628,733

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

(In millions of Korean won)	June 30, 2014
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Others		Total
Insurance expense	~~W~~	3,650	~~W~~	1,274	~~W~~	6,043	~~W~~	2,757	~~W~~	2,204	~~W~~	15,928
Dividend expense		195		11		—		—		—		206
Refund expense		171,256		3,227		101,685		117		—		276,285
Provision		236,988		12,701		73,343		2,084		1,439		326,555

		412,089		17,213		181,071		4,958		3,643		618,974

Reinsurance claims		(172)		(1,186)		(74)		(1,561)		(2,204)		(5,197)

Net insurance expense	~~W~~	411,917	~~W~~	16,027	~~W~~	180,997	~~W~~	3,397	~~W~~	1,439	~~W~~	613,777

37. Supplemental Cash Flow Information

Cash and cash equivalents as of June 30, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	June 30, 2015		Dec. 31, 2014
Cash	~~W~~	2,067,411	~~W~~	2,019,965
Checks with other banks		677,472		525,452
Due from Bank of Korea		8,160,318		6,508,623
Due from other financial institutions		6,988,308		6,369,807

		17,893,509		15,423,847

Restricted due from financial institutions		(8,420,380)		(7,132,094)
Due from financial institutions with original maturities over six months		(1,307,376)		(1,272,957)

		(9,727,756)		(8,405,051)

	~~W~~	8,165,753	~~W~~	7,018,796

Cash inflows and outflows from income tax, interests and dividends for the six-month periods ended June 30, 2015 and 2014, are as follows:

(In millions of Korean won)	Activity	June 30, 2015		June 30, 2014
Income tax paid	Operating	~~W~~	37,278	~~W~~	288,912
Interest received	Operating		5,642,619		5,779,749
Interest paid	Operating		2,380,353		2,828,036
Dividends received	Operating		69,607		58,505
Dividends paid	Financing		301,354		193,176

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

38. Contingent liabilities and commitments

Acceptances and guarantees as of June 30, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	June 30, 2015		Dec. 31, 2014
Confirmed acceptances and guarantees
Confirmed acceptances and guarantees in Korean won
Acceptances and guarantees for KB purchasing loan	~~W~~	480,412	~~W~~	428,815
Other acceptances and guarantees		687,539		669,233

		1,167,951		1,098,048

Confirmed acceptances and guarantees in foreign currency
Acceptances of letter of credit		316,200		327,963
Letter of guarantees		64,153		61,081
Bid bond		45,285		43,362
Performance bond		990,268		1,087,394
Refund guarantees		1,667,724		1,494,023
Other acceptances and guarantees		1,413,311		959,685

		4,496,941		3,973,508

Financial guarantees
Guarantees for Debenture-Issuing		51,200		51,200
Acceptances and guarantees for mortgage		41,952		75,651
Overseas debt guarantees		439,099		392,021
International financing guarantees in foreign currencies		24,397		35,949
Other acceptances and guarantees for financing		13,646		21,846

		570,294		576,667

		6,235,186		5,648,223

Unconfirmed acceptances and guarantees
Guarantees of letter of credit		2,319,270		2,825,919
Refund guarantees		1,113,855		1,060,413

		3,433,125		3,886,332

	~~W~~	9,668,311	~~W~~	9,534,555

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

Commitments as of June 30, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	June 30, 2015		Dec. 31, 2014
Commitments
Corporate loan commitments	~~W~~	39,985,004	~~W~~	42,823,583
Retail loan commitments		14,584,685		13,886,999
Credit line on credit cards		40,042,267		37,584,381
Private placement commitments		132,500		121,300
Purchase of other security investment, etc		4,803,831		1,746,430

		99,548,287		96,162,693

Financial Guarantees
Credit line		4,019,712		3,809,478
Purchase of security investment		77,000		73,500

		4,096,712		3,882,978

	~~W~~	103,644,999	~~W~~	100,045,671

Other Matters (including litigation)

a) The Group has filed 103 lawsuits (excluding minor lawsuits in relation to the collection or management of loans), involving aggregate claims of ~~W~~459,860 million, and faces 365 lawsuits (as the defendant) (excluding minor lawsuits in relation to the collection or management of loans) involving aggregate damages of ~~W~~628,183 million, which arose in the normal course of the business and are still pending as of June 30, 2015.

Meanwhile, certain customers of Kookmin Bank have filed lawsuits against Kookmin Bank in connection with fees paid for the registration of fixed collateral. The first and second trials are in progress as of June 30, 2015. The Court ruled in favor and partially in favor of Kookmin Bank in the first trial and ruled in favor of Kookmin Bank in the second and third trials. There is a low probability of potential losses related to the aforementioned lawsuits.

b) According to the shareholders’ agreement on September 25, 2009, between Kookmin Bank, the International Finance Corporation (“IFC”) and the remaining shareholders, Kookmin Bank granted a put option to IFC with the right to sell shares of JSC Bank Center Credit to itself or its designee. The exercise price is determined at its fair value by mutual agreement between Kookmin Bank and IFC. If the price is not agreed by the designated date, it is determined by the value measured by the selected independent external valuation institution. The put option may be exercised by IFC at any time from February 24, 2013, to February 24, 2017.

c) The face value of the securities which Kookmin Bank sold to general customers through tellers amounts to ~~W~~20,238 million and ~~W~~26,487 million as of June 30, 2015 and December 31, 2014, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

d) For the year ended December 31, 2013, Kookmin Bank underwent a tax investigation for the fiscal years 2008 to 2012 by the Seoul Regional Tax Office. As a result, Kookmin Bank was fined a total of ~~W~~124,357 million for income taxes (including local income taxes) and paid ~~W~~123,330 million, excluding local income tax amounting to ~~W~~1,027 million, and recognized as non-trade payable as of June 30, 2015. Meanwhile, the appeal to the tax tribunal over the ~~W~~114,283 million is currently pending as of June 30, 2015.

e) While setting up a fraud detection system, a computer contractor employed by the personal credit ratings firm Korea Credit Bureau caused a widespread data breach in June 2013, resulting in the theft of cardholders’ personal information. As a result of the leakage of customer personal information, the KB Kookmin Card received a notification from the Financial Services Commission that the KB Kookmin Card is subject to a temporary six-month operating suspension. In respect of the incident, the Group faces 103 legal claims filed as the defendant, with an aggregate claim of ~~W~~53,217 million as of June 30, 2015. In addition, the Group may be subject to additional fines, penalties or judgments, reimbursement to affected clients. Meanwhile, the final outcome of the cases cannot be reasonably ascertained.

39. Subsidiaries

The details of subsidiaries as of June 30, 2015, are as follows:

Investor	Investee	Ownership interests(%)	Location	Date of financial statements	Industry
KB Financial Group Inc.	Kookmin Bank	100.00	Korea	Dec. 31	Banking and domestic, foreign exchange transaction
	KB Kookmin Card Co., Ltd.	100.00	Korea	Dec. 31	Credit card
	KB Investment & Securities Co., Ltd.	100.00	Korea	Dec. 31	Financial investment
	KB Life Insurance Co., Ltd.	100.00	Korea	Dec. 31	Life insurance
	KB Asset Management Co., Ltd.	100.00	Korea	Dec. 31	Security investment trust management and advisory
	KB Capital Co., Ltd.	52.02	Korea	Dec. 31	Financial Leasing
	KB Savings Bank Co., Ltd.	100.00	Korea	Dec. 31	Savings banking
	KB Real Estate Trust Co., Ltd.	100.00	Korea	Dec. 31	Real estate trust management
	KB Investment Co., Ltd.	100.00	Korea	Dec. 31	Capital investment
	KB Credit Information Co., Ltd.	100.00	Korea	Dec. 31	Collection of receivables or credit investigation
	KB Data System Co., Ltd.	100.00	Korea	Dec. 31	Software advisory, development, and supply

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

Kookmin Bank	Kookmin Bank Int’l Ltd.(London)	100.00	United Kingdom	Dec. 31	Banking and foreign exchange transaction
	Kookmin Bank Hong Kong Ltd.	100.00	Hong Kong	Dec. 31	Banking and foreign exchange transaction
	Kookmin Bank Cambodia PLC.	100.00	Cambodia	Dec. 31	Banking and foreign exchange transaction
	Kookmin Bank (China) Ltd.	100.00	China	Dec. 31	Banking and foreign exchange transaction
	Personal pension trusts and 10 other trusts[1]	—	Korea	Dec. 31	Trust
	Kamco Value Recreation Third Securitization Specialty Co., Ltd. and 5 others[2]	—	Korea and others	Dec. 31	Asset-backed securitization and others
	KB Haeoreum private securities investment trust 23 and 16 others	100.00	Korea	Dec. 31	Private equity fund
Kookmin Bank, KB Investment Co., Ltd.	KB12-1 Venture Investment	100.00	Korea	Dec. 31	Capital investment
	KB Start-up Creation Fund	62.50	Korea	Dec. 31	Capital investment
	KB Intellectual Property Fund[5]	34.00	Korea	Dec. 31	Capital investment
KB Investment & Securities Co., Ltd.	Ashley Investment First Co., Ltd.[2]	—	Korea	Dec. 31	Asset-backed securitization and others
	Growth Investment First Co., Ltd. [2]	—	Korea	Dec. 31	Asset-backed securitization and others
KB Asset Management Co., Ltd.	KB Wellyan Private Equity Real Estate Fund No. 6	95.67	Korea	Dec. 31	Capital investment
	KB Wellyan Private Equity Real Estate Fund No. 7[3]	47.97	Korea	Dec. 31	Capital investment
	Boyoung Construction[4]	—	Korea	Dec. 31	Construction
KB Investment Co., Ltd.	09-5 KB Venture Fund[5]	33.33	Korea	Dec. 31	Capital investment
	KoFC-KB Pioneer Champ No.2010-8 Investment Partnership	50.00	Korea	Dec. 31	Capital investment
	2011 KIF-KB IT Venture Fund[5]	43.33	Korea	Dec. 31	Capital investment
	KoFC-KB Young Pioneer 1st Fund[5]	33.33	Korea	Dec. 31	Capital investment
KB Kookmin Card Co., Ltd	KB Kookmin Card Second Securitization Co., Ltd.[2]	0.50	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile First Securitization Specialty[2]	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile Second Securitization Specialty[2]	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile third Securitization Specialty[2]	—	Korea	Dec. 31	Asset-backed securitization

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

	Wise Mobile fourth Securitization Specialty[2]	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile fifth Securitization Specialty[2]	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile sixth Securitization Specialty[2]	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile seventh Securitization Specialty[2]	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile eighth Securitization Specialty[2]	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile ninth Securitization Specialty[2]	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile tenth Securitization Specialty[2]	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile eleventh Securitization Specialty[2]	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile twelfth Securitization Specialty[2]	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile thirteenth Securitization Specialty[2]	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile fourteenth Securitization Specialty[2]	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile fifteenth Securitization Specialty[2]
KB Life Insurance Co., Ltd.	KB Haeoreum Private Securities Investment Trust 1st and 7 others	100.00	Korea	Dec. 31	Private equity fund
Kookmin Bank, KB Investment & Securities, KB life Insurance, KB Real Estate Trust Co., Ltd	KB Wise Star Private Real Estate Feeder Fund 1st.	100.00	Korea	Dec. 31	Investment trust
Kookmin Bank	Hanbando BTL Private Special Asset Fund 1st3	39.74	Korea	Dec. 31	Capital investment
Kookmin Bank, KB life Insurance	KB Hope Sharing BTL Private Special Asset[3]	40.00	Korea	Dec. 31	Capital investment
Kookmin Bank	KB Mezzanine Private Securities Fund 1st.(Mixed)[3]	46.51	Korea	Dec. 31	Capital investment
Kookmin Bank, KB life Insurance	KB Mezzanine Private Securities Fund 2nd.(Mixed)[3]	40.74	Korea	Dec. 31	Capital investment
Kookmin Bank, KB life Insurance	KB Senior Loan Private Fund[3]	28.70	Korea	Dec. 31	Capital investment
KB Wise Star Private Real Estate Feeder Fund 1st.	KB Star Retail Real Estate Feeder Fund 1st.[6]	48.98	Korea	Dec. 31	Capital investment
	KB Star Office Real Estate Feeder Fund 2nd.[6]	44.44	Korea	Dec. 31	Capital investment

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

[1]	The Group controls the trust because it has power that determines the management performance over the trust and is exposed to variable returns to absorb losses through the guarantees of payment of principal, or payment of principal and fixed rate of return.
[2]	The Group controls these investees because it is exposed to variable returns from its involvement with the investees and has ability to affect those returns through its power, even though it holds less than a majority of the voting rights of the investees.
[3]	Although the Group holds less than a majority of the investee’s voting rights, the Group controls the investee as it has power over relevant activities by managing the fund; has significant percentage of ownership that is over 40%; is significantly exposed to variable returns which is affected by the performance of the investees; and has ability to affect the performance through its power.
[4]	Boyoung Construction is included in the consolidation scope as KB Wellyan Private Equity Real Estate Fund No. 7 is included in the consolidation scope.
[5]	Although the Group holds less than a majority of the investee’s voting rights, the Group controls the investee as it has power over relevant activities by taking the role of an operating manager and it is significantly exposed to variable returns which is affected by the performance of the investees, and has ability to affect the performance through its power.
[6]	KB Star Retail Private Master Real Estate 1st and KB Star Office Private Real Estate Investment Trust 2nd are included in the consolidation scope as KB Wise Star Private Real Estate Feeder Fund 1st is included in the consolidation scope.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

The condensed financial information of major subsidiaries as of June 30, 2015 and December 31, 2014, and for the six-month periods ended June 30, 2015 and 2014, is as follows:

(In millions of Korean won)
	June 30, 2015
	Assets		Liabilities		Equity		Operating income (revenue)		Profit(loss) for the period		Total comprehensive income(loss) for the period
Kookmin Bank[1]	~~W~~	281,449,272	~~W~~	259,029,250	~~W~~	22,420,022	~~W~~	7,934,081	~~W~~	730,189	~~W~~	710,045
KB Kookmin Card Co., Ltd.[1]		15,720,995		12,069,776		3,651,219		1,475,446		168,798		170,764
KB Investment & Securities Co., Ltd. [1,2]		5,716,742		5,106,691		610,051		396,045		33,493		33,311
KB Life Insurance Co., Ltd.[1]		8,048,293		7,459,527		588,766		743,796		13,073		5,041
KB Asset Management Co., Ltd.[1]		180,020		33,135		146,885		54,040		24,790		24,945
KB Capital Co.,Ltd.[2]		4,575,498		4,093,233		482,265		169,611		31,217		30,929
KB Savings Bank Co., Ltd.		766,892		608,048		158,844		29,397		6,303		6,267
KB Real Estate Trust Co., Ltd.		213,406		17,970		195,436		28,398		12,560		11,478
KB Investment Co., Ltd.[1]		236,224		100,447		135,777		18,685		2,830		993
KB Credit Information Co., Ltd.		28,792		8,289		20,503		20,969		(347)		(347)
KB Data System Co., Ltd.		23,190		8,839		14,351		21,326		(155)		(171)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

(In millions of Korean won)
	Dec. 31, 2014
	Assets		Liabilities		Equity		Operating income (revenue)[3]		Profit(loss) for the period[3]		Total comprehensive income(loss) for the period[3]
Kookmin Bank [1]	~~W~~	275,453,664	~~W~~	253,513,191	~~W~~	21,940,473	~~W~~	8,177,552	~~W~~	532,410	~~W~~	558,852
KB Kookmin Card Co., Ltd. [1]		15,886,769		12,406,314		3,480,455		1,409,734		189,435		182,337
KB Investment & Securities Co., Ltd. [1,2]		4,131,568		3,554,828		576,740		258,806		13,197		8,865
KB Life Insurance Co., Ltd. [1]		7,680,184		7,096,459		583,725		723,006		1,260		12,551
KB Asset Management Co., Ltd. [1]		254,481		52,541		201,940		53,524		26,309		26,668
KB Capital Co., Ltd [2]		4,023,965		3,612,150		411,815		166,418		13,985		13,607
KB Savings Bank Co., Ltd.		772,676		619,882		152,794		36,592		(9,581)		(8,653)
KB Real Estate Trust Co., Ltd.		204,888		20,930		183,958		24,851		3,303		3,694
KB Investment Co., Ltd. [1]		225,353		90,569		134,784		16,347		2,364		4,406
KB Credit Information Co., Ltd.		28,805		7,955		20,850		18,627		(773)		(773)
KB Data System Co., Ltd.		31,397		16,874		14,523		20,854		109		84

[1]	Financial information is based on its consolidated financial statements.
[2]	The amount includes the fair value adjustments due to the merger.
[3]	Operating income(revenue), profit(loss) for the period, total comprehensive income(loss) for the period are for the six-month period ended June 30, 2014.

Nature of the risks associated with interests in consolidated structured entities

The terms of contractual arrangements to provide financial support to a consolidated structured entity

•	The Group has provided acceptances and guarantees of ~~W~~68,100 million to Ashley Investment First Co., Ltd. and Growth Investment First Co., Ltd., the Group’s subsidiaries, that issued debentures.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

•	The Group provides capital commitment to KB Wise Star Private Real Estate Feeder Fund 1st. and 11 other subsidiaries. The unexecuted amount of the investment agreement is ~~W~~594,877 million. Based on the capital commitment, the Group is subject to increase its investment upon the request of the asset management company or the additional agreement among investors.

•	The Group provides the guarantees of payment of principal, or principal and fixed rate of return in case the operating results of the trusts are less than the guaranteed principal, or principal and fixed rate of return.

Changes in subsidiaries

KB Intellectual Property Investment Fund, KB Senior Loan Private Fund and Wise Mobile 13th~15th Securitization were newly consolidated during the six-month period ended June 30, 2015. KB Mortgage Loan No.1 Limited, KB Kookmin Card First Securitization Co., Ltd., K-star KTB ETF(Bond), Heungkuk Multi Private Securities H-19 and 20 others have been excluded from consolidation during the six-month period ended June 30, 2015.

40. Unconsolidated Structured Entity

The nature, purpose and activities of the unconsolidated structured entities and how the structured entities are financed, are as follows:

Nature	Purpose	Activities	Methods of Financing
Asset-backed securitization	Early cash generation through transfer of securitization assets	Fulfillment of Asset-backed securitization plan	Issuance of ABS and ABCP based on securitization assets
	Fees earned as services to SPC, such as providing lines of credit and ABCP purchase commitments	Purchase and transfer of securitization assets Issuance and repayment of ABS and ABCP

Project Financing	Granting PF loans to SOC and real estate Granting loans to ships/aircrafts SPC	Construction of SOC and real estate Building ships/ construction and purchase of aircrafts	Loan commitments through Credit Line, providing lines of credit and investment agreements

Trust	Management of financial trusts; -Development trust -Mortgage trust -Management trust -Disposal trust -Distribution and management trust -Other trusts	Development, management, and disposal of trusted real estate assets Payment of trust fees and allocation of trust profits.	Distribution of trusted real estate assets and financing of trust company Public auction of trusted real estate assets and financing of trust company

Investment funds	Investment in beneficiary certificates	Management of fund assets	Sales of beneficiary certificate instruments
	Investment in PEF and partnerships	Payment of fund fees and allocation of fund profits	Investment of managing partners and limited partners

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

As of June 30, 2015 and December 31, 2014, the size of the unconsolidated structured entities and the risks associated with its interests in unconsolidated structured entities, are as follows:

(In millions of Korean won)	June 30, 2015
	Asset-backed securitization		Project Financing		Trusts		Investment funds		Others		Total
Total assets of unconsolidated Structured Entity	~~W~~	11,950,333	~~W~~	24,648,332	~~W~~	1,955,815	~~W~~	18,143,901	~~W~~	4,326,981	~~W~~	61,025,362
Carrying amount on financial statements
Assets
Derivative financial assets		685		613,707		—		—		—		614,392
Loans		227,430		3,427,910		—		39,356		289,684		3,984,380
Financial investments		561,128		10,060		—		1,440,365		49,937		2,061,490
Investment in associates		—		—		—		375,527		—		375,527
Other assets		66		5		87,361		1,533		—		88,965

	~~W~~	789,309	~~W~~	4,051,682	~~W~~	87,361	~~W~~	1,856,781	~~W~~	339,621	~~W~~	7,124,754

Liabilities
Deposits	~~W~~	326,018	~~W~~	774,957	~~W~~	—	~~W~~	9,489	~~W~~	76,805	~~W~~	1,187,269
Other liabilities		1		1		—		—		—		2

	~~W~~	326,019	~~W~~	774,958	~~W~~	—	~~W~~	9,489	~~W~~	76,805	~~W~~	1,187,271

Maximum exposure to loss[1]	~~W~~	5,367,412	~~W~~	6,317,656	~~W~~	153,951	~~W~~	3,663,157	~~W~~	447,879	~~W~~	15,950,055

Methods of determining the maximum exposure to loss		Providing lines of credit and purchase commitments		Investments / loans, loan commitments /investment agreements / purchase commitments and acceptances and guarantees		Dividends by results trust: Total amount of trust exposure		Investments / loans and capital commitments		Loan commitments

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

(In millions of Korean won)	Dec. 31, 2014
	Asset-backed securitization		Project Financing		Trusts		Investment funds		Others		Total
Total assets of unconsolidated Structured Entity	~~W~~	13,013,795	~~W~~	21,102,639	~~W~~	1,986,277	~~W~~	17,919,480	~~W~~	6,484,363	~~W~~	60,506,554
Carrying amount on financial statements
Assets
Loans		223,771		2,965,239		—		1,609		252,195		3,442,814
Financial investments		716,462		93,505		—		627,554		66,943		1,504,464
Investment in associates		—		—		—		390,337		—		390,337
Other assets		47		27		92,678		8,324		—		101,076

	~~W~~	940,280	~~W~~	3,058,771	~~W~~	92,678	~~W~~	1,027,824	~~W~~	319,138	~~W~~	5,438,691

Liabilities
Deposits	~~W~~	300,015	~~W~~	500,538	~~W~~	—	~~W~~	6,067	~~W~~	32,986	~~W~~	839,606
Other liabilities		12		—		—		—		—		12

	~~W~~	300,027	~~W~~	500,538	~~W~~	—	~~W~~	6,067	~~W~~	32,986	~~W~~	839,618

Maximum exposure to loss[1]	~~W~~	5,338,975	~~W~~	5,403,409	~~W~~	206,911	~~W~~	3,203,351	~~W~~	590,257	~~W~~	14,742,903

Methods of determining the maximum exposure to loss		Providing lines of credit and purchase commitments		Loan commitments /investment agreements / purchase commitments and acceptances and guarantees		Dividends by results trust: Total amount of trust exposure		Investments / loans and capital commitments		Loan commitments

[1]	Maximum exposure to loss includes the asset amounts, after deducting loss(provision for assets, impairment losses and others), recognized in the financial statements of the Group.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

41. Related Party Transactions

Profit and loss arising from transactions with related parties for the six-month periods ended June 30, 2015 and 2014, are as follows:

(In millions of Korean won)		June 30, 2015		June 30, 2014
Associates
Balhae Infrastructure Fund	Fee and commission income	~~W~~	3,927	~~W~~	3,912
Korea Credit Bureau Co., Ltd.	Interest expense		39		33
	Fee and commission income		838		537
	Fee and commission expense		929		883
	General and administrative expenses		947		945
UAMCO., Ltd.	Interest expense		5		7
	Fee and commission income		7		7
KoFC KBIC Frontier Champ 2010-5(PEF)	Fee and commission income		273		437
Semiland Co., Ltd.[1]	Interest income		—		8
	Provision for credit loss		—		4
United PF 1st Recovery Private Equity Fund	Interest expense		49		—
Kores Co., Ltd. [1]	Interest income		—		100
	Reversal for credit loss		—		2,354
KB GwS Private Securities Investment Trust	Fee and commission income		443		472
Incheon Bridge Co., Ltd.	Interest income		5,856		6,661
	Interest expense		256		265
	Reversal for credit loss		2		—
	Provision for credit loss		2		—
KoFC POSCO HANHWA KB Shared Growth Private	Fee and commission income		329		308
KB Star office Private real estate Investment Trust No.1	Interest income		183		238
	Interest expense		49		68
	Fee and commission income		216		216
NPS KBIC Private Equity Fund No. 1	Fee and commission income		—		236
KBIC Private Equity Fund No. 3	Interest expense		16		19
	Fee and commission income		149		149
E-clear International Co., Ltd.	Interest income		16		—
	Provision for credit loss		202		—
KB No.2 Special Purpose Acquisition Company [1]	Interest income		—		17
	Interest expense		—		1
	Gains on financial assets/liabilities at fair value through profit or loss		—		1,269
KB No.3 Special Purpose Acquisition Company	Interest income		31		—
	Interest expense		5		—
	Gains on financial assets/liabilities at fair value through profit or loss		10,904		—
	Provision for credit loss		—		17
KB No.4 Special Purpose Acquisition Company	Interest income		38		—
	Interest expense		25		—
	Gains on financial assets/liabilities at fair value through profit or loss		1,449		—

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

KB No.5 Special Purpose Acquisition Company	Interest income	34	—
	Interest expense	20	—
	Gains on financial assets/liabilities at fair value through profit or loss	822	—
	Provision for credit loss	9	—
KB No.6 Special Purpose Acquisition Company	Interest income	26	—
	Interest expense	36	—
	Gains on financial assets/liabilities at fair value through profit or loss	575	—
KB No.7 Special Purpose Acquisition Company	Interest income	16	—
	Interest expense	17	—
	Fee and commission income	150	—
	Gains on financial assets/liabilities at fair value through profit or loss	1,710	—
	Other non-operating income	38	—
KB No.8 Special Purpose Acquisition Company	Interest income	5	—
	Interest expense	3	—
	Losses on financial assets/liabilities at fair value through profit or loss	3	—
	Provision for credit loss	38	—
Other
Retirement pension	Interest expense	469	426
	Fee and commission income	294	216

[1]	Not considered to be the Group’s related party as of June 30, 2015.

The details of receivables and payables, and related allowances for loans losses arising from the related party transactions as of June 30, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)		June 30, 2015		Dec. 31, 2014
Associates
KB Insurance Co., Ltd.	Derivative financial assets	~~W~~	1,450	~~W~~	—
	Loans and receivables (Gross amount)		435		—
	Allowances for loan losses		3		—
	Other assets		2,011		—
	Derivative financial liabilities		1,930		—
	Deposits		13,386		—
	Provisions		138		—
Balhae Infrastructure Fund	Other assets		1,984		2,002
Korea Credit Bureau Co., Ltd.	Loans and receivables (Gross amount)		19		19
	Deposits		4,002		24,715
	Other liabilities		419		17
UAMCO., Ltd.	Loans and receivables (Gross amount)		3		2
	Deposits		1,354		1,654
JSC Bank CenterCredit	Cash and due from financial institutions		358		178
KoFC KBIC Frontier Champ 2010-5(PEF)	Other assets		137		139

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

KB GwS Private Securities Investment Trust	Other assets	223	673
Incheon Bridge Co., Ltd.	Loans and receivables (Gross amount)	228,887	247,885
	Allowances for loan losses	302	302
	Other assets	1,016	1,144
	Deposits	36,341	35,421
	Provisions	2	—
	Other liabilities	34	249
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund	Other assets	329	634
Terra Co., Ltd.	Deposits	—	1
KB Star Office Private Real Estate Investment Trust No.1	Loans and receivables (Gross amount)	10,000	10,000
	Other assets	136	155
	Deposits	4,270	6,067
	Other liabilities	40	—
NPS KBIC Private Equity Fund No. 1	Allowances for loan losses	133	133
	Other assets	142	142
KBIC Private Equity Fund No. 3	Other assets	75	151
	Deposits	850	1,400
	Other liabilities	2	24
Sawnics Co., Ltd.	Deposits	2,294	—
E-clear International Co., Ltd.	Derivative financial assets	209	—
	Loans and receivables (Gross amount)	3,907	—
	Allowances for loan losses	212	—
	Other assets	3	—
	Deposits	2,000	—
KB No.3 Special Purpose Acquisition Company	Derivative financial assets	12,685	1,793
	Loans and receivables (Gross amount)	1,510	1,465
	Deposits	687	832
	Other liabilities	11	6
KB No.4 Special Purpose Acquisition Company	Derivative financial assets	3,603	2,167
	Loans and receivables (Gross amount)	1,927	1,876
	Deposits	2,356	2,500
	Other liabilities	24	1
KB No.5 Special Purpose Acquisition Company	Derivative financial assets	2,965	2,143
	Loans and receivables (Gross amount)	1,840	1,816
	Deposits	2,355	2,389
	Other liabilities	16	1
KB No.6 Special Purpose Acquisition Company	Derivative financial assets	2,412	1,837
	Loans and receivables (Gross amount)	1,464	1,438
	Deposits	4,349	4,406
	Other liabilities	39	3
KB No.7 Special Purpose Acquisition Company	Derivative financial assets	1,904	—
	Loans and receivables (Gross amount)	1,072	—
	Deposits	2,382	—
	Other liabilities	16	—

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

KB No.8 Special Purpose Acquisition Company	Derivative financial assets	381	—
	Loans and receivables (Gross amount)	2,111	—
	Allowances for loan losses	38	—
	Deposits	2,793	—
	Other liabilities	3	—
Key management	Loans and receivables (Gross amount)	2,172	2,527
	Allowances for loan losses	1	—
	Other assets	3	3
	Deposits	4,886	18,462
	Insurance contract liabilities	466	1,292
	Other liabilities	85	173
Other
Retirement pension	Other assets	238	191
	Deposits	42,206	41,412
	Other liabilities	649	246

According to Korean IFRS 1024, the Group includes associates, key management (including family members), and post-employment benefit plans of the Group in the scope of related parties. Additionally, the Group discloses balances (receivables and payables) and other amounts arising from the related party transactions in the notes to the interim consolidated financial statements. Refer to Note 12 for details on investments in associates.

Key management includes the directors of the Parent Company, and the directors of Kookmin Bank and companies where the directors and/or their close family members have control or joint control.

Significant loan transactions with related parties for the six-month periods ended June 30, 2015 and 2014, are as follows:

(In millions of Korean won)	June 30, 2015[1]
	Beginning		Loans		Repayments		Others		Ending
Associates
KB Insurance Co., Ltd.	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	435	~~W~~	435
Korea Credit Bureau Co., Ltd.		19		5		(5)		—		19
UAMCO., Ltd.		2		2		(1)		—		3
Incheon Bridge Co., Ltd.		247,885		13		(19,011)		—		228,887
KB Star Office Private Real Estate Investment Trust No.1		10,000		—		—		—		10,000
E-clear International Co., Ltd.		—		—		—		3,907		3,907
KB No.3 Special Purpose Acquisition Company		1,465		—		—		45		1,510
KB No.4 Special Purpose Acquisition Company		1,876		—		—		51		1,927
KB No.5 Special Purpose Acquisition Company		1,816		—		—		24		1,840
KB No.6 Special Purpose Acquisition Company		1,438		—		—		26		1,464
KB No.7 Special Purpose Acquisition Company		—		1,250		—		(178)		1,072
KB No.8 Special Purpose Acquisition Company		—		2,490		—		(379)		2,111

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

(In millions of Korean won)	June 30, 2014[1]
	Beginning		Loans		Repayments		Others		Ending
Associates
Korea Credit Bureau Co., Ltd.	~~W~~	—	~~W~~	5	~~W~~	—	~~W~~	—	~~W~~	5
Semiland Co., Ltd.[2]		19		233		(36)		—		216
Incheon Bridge Co., Ltd.		249,362		3,093		(6,040)		—		246,415
KB No.2 Special Purpose Acquisition Company[2]		—		1,085		—		(202)		883
KB No.3 Special Purpose Acquisition Company		—		1,780		—		—		1,780

[1]	Transactions and balances arising from operating activities between related parties, such as payments, are excluded.
[2]	Not considered to be the Group’s related party as of June 30, 2015.

Unused commitments to related parties as of June 30, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)		June 30, 2015		Dec. 31, 2014
Associates
KB Insurance Co., Ltd.	Loan commitments in Korean won	~~W~~	20,000	~~W~~	—
	Unused commitments of credit card		24,065		—
Balhae Infrastructure Fund	Purchase of security investment		20,304		21,744
Korea Credit Bureau Co., Ltd.	Unused commitments of credit card		51		51
UAMCO., Ltd.	Purchase of security investment		89,950		89,950
	Unused commitments of credit card		17		18
KoFC KBIC Frontier Champ 2010-5(PEF)	Purchase of security investment		2,150		2,150
United PF 1st Recovery Private Equity Fund	Purchase of security investment		49,383		49,383
KB GwS Private Securities Investment Trust	Purchase of security investment		1,119		1,119
Incheon Bridge Co., Ltd.	Loan commitments in Korean won		46,963		33,163
	Unused commitments of credit card		75		85
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund	Purchase of security investment		23,750		23,750
KB No.3 Special Purpose Acquisition Company	Unused commitments of credit card		23		24
KB No.4 Special Purpose Acquisition Company	Unused commitments of credit card		4		—
KB No.7 Special Purpose Acquisition Company	Unused commitments of credit card		5		—
Key Management	Loan commitments in Korean won		282		372

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

Compensation to key management for the six-month periods ended June 30, 2015 and 2014, consists of:

(In millions of Korean won)
	June 30, 2015
	Short-term employee benefits		Post- employment benefits		Termination benefits		Share-based payments		Total
Registered directors (executive)	~~W~~	742	~~W~~	42	~~W~~	—	~~W~~	527	~~W~~	1,311
Registered directors (non-executive)		454		—		—		—		454
Non-registered directors		2,570		36		163		2,382		5,151

	~~W~~	3,766	~~W~~	78	~~W~~	163	~~W~~	2,909	~~W~~	6,916

(In millions of Korean won)
	June 30, 2014
	Short-term employee benefits		Post- employment benefits		Share-based payments		Total
Registered directors (executive)	~~W~~	848	~~W~~	56	~~W~~	(905)	~~W~~	(1)
Registered directors (non-executive)		593		—		(15)		578
Non-registered directors		4,760		275		1,255		6,290

	~~W~~	6,201	~~W~~	331	~~W~~	335	~~W~~	6,867

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2015 and 2014 (Unaudited), and December 31, 2014

Collateral received from related parties as of June 30, 2015 and December 31, 2014, is as follows:

(In millions of Korean won)		June 30, 2015		Dec. 31, 2014
Associates
Incheon Bridge Co., Ltd.	Fund management account for standby loan commitment	~~W~~	65,000	~~W~~	65,000
KB Star Office Private Real Estate Investment Trust No.1	Real estate		13,000		13,000
Key management	Time deposits and others		697		296
	Real estate		2,398		3,583

As of June 30, 2015, Incheon Bridge Co., Ltd, a related party, provides fund management account, civil engineering completed risk insurance, shares and management rights as senior collateral amounting to ~~W~~816,400 million to a financial syndicate consisting of the Group and four other institutions, and as subordinated collateral amounting to ~~W~~201,100 million to subordinated debt holders consisting of the Group and two other institutions.